SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2020

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

QUARTERLY BUSINESS REPORT

(For the period from January 1, 2020 to September 30, 2020)

THIS IS A SUMMARY IN ENGLISH OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE FINANCIAL SERVICES COMMISSION OF KOREA.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. NON-MATERIAL OR PREVIOUSLY DISCLOSED INFORMATION IS OMITTED OR ABRIDGED.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. Company Overview

1. Name of the company: Korea Electric Power Corporation (KEPCO)

2. Information of the company

(Address) 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Phone number) 82-61-345-4213

(Website) http://www.kepco.co.kr

3. Major businesses

KEPCO, as the parent company, is engaged in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation and distribution of electricity and other related activities;

•	research and development of technology related to the businesses mentioned above;

•	overseas business related to the businesses mentioned above;

•	investment or contributions related to the businesses mentioned above;

•	development and operation of certain real estate holdings; and

•	other businesses entrusted by the government.

Businesses operated by KEPCO’s major subsidiaries are as follows: nuclear power generation by Korea Hydro & Nuclear Power (KHNP), thermal power generation by Korea South-East Power (KOSEP), Korea Midland Power (KOMIPO), Korea Western Power (KOWEPO), Korea Southern Power (KOSPO) and Korea East-West Power (EWP), other businesses including engineering service by KEPCO Engineering & Construction (KEPCO E&C), maintenance and repair of power plants by KEPCO Plant Service & Engineering (KEPCO KPS), ICT service by KEPCO KDN, nuclear fuel processing by KEPCO Nuclear Fuel (KEPCO NF) and other overseas businesses and related investments.

4. Consolidated subsidiaries

	(As of September 30, 2020)
Domestic	Overseas	Total
45	79	124

5. Major changes in management

A.	On January 31, 2020, Mr. Park, Jong-Bae was appointed as a non-standing director in replacement of Mr. Kim, Tae-Yoo, who resigned from his position.

B.

On March 17, 2020, Mr. Kim, Jwa-Kwan, Mr. Yang, Bong-Ryull, and Mr. Jung, Yeon-Gil, whose term of office expired, were reappointed as non-standing directors for a term of a year beginning on April 4, 2020.

C.	On May 27, 2020, Ms. Noh, Geum-Sun and Mr. Choi, Seung-Kook, whose term of office expired, were reappointed as non-standing directors for a term of a year beginning on June 12, 2020.

D.	On June 10, 2020, Mr. Seong, Si-Heon was appointed as a non-standing director in replacement of Mr. Kim, Chang-Joon, whose term of office expired.

E.	On August 30, 2020, Mr. Kim, Dong-Sub retired from his position.

F.	On September 1, 2020, Ms. Bang, Su-Ran was appointed as a non-standing director in replacement of Mr. Park, Cheol-Su, whose term of office expired.

G.	On September 14, Mr. Park, Hyung-Duck and Mr. Lim, Hyun-Seung, whose term of office expired, were reappointed as standing directors for a term of a year beginning on September 14, 2020.

H.	On September 14, 2020, Mr. Lee, Heyn-Bin was appointed as a standing director in replacement of Mr. Kim, Hoe-Chun, whose term of office expired.

6. Changes in major shareholders

On December 31, 2014, Korea Development Bank merged with Korea Finance Corporation, andbecame the largest shareholder of KEPCO.

7. Information regarding KEPCO shares

A.	Issued share capital: Won 3,210 billion (Authorized capital: Won 6 trillion)

B.	Total number of issued shares: 641,964,077

(Total number of shares authorized to for issuance: 1,200,000,000)

C.	Dividends: KEPCO did not pay any dividends for fiscal year of 2019 and 2018. Dividend payments for fiscal year 2017 and 2016 were Won 790 and Won 1,980 per share respectively.

II. Business Overview

1. Consolidated financial results by segment for a nine-month period ended September 30, 2020 and 2019

	(In billions of Won)
Business sector	January to September 2019		January to September 2020
	Sales	Operating profit	Sales	Operating profit
Electricity sales	44,172	-1,479	43,490	1,569
Nuclear generation	6,629	779	7,363	1,203
Thermal generation	18,390	826	15,838	240
Others(*)	2,501	248	2,958	256
Subtotal	71,692	374	69,649	3,268
Adjustment for related-party transactions	-27,460	-63	-25,772	-115

Total	44,232	311	43,877	3,153

•	The figures may not add up to the relevant total numbers due to rounding.

(*)	Others relate to subsidiaries including KEPCO E&C, KEPCO KPS, KEPCO NF and KEPCO KDN, among others.

2. Changes in unit prices of major products

				(In Won per kWh)
Business sector		Company	January to September 2019	January to September 2020
Electricity sold	Residential	KEPCO	105.44	108.36
	Commercial		130.81	132.05
	Educational		104.93	105.12
	Industrial		106.29	107.33
	Agricultural		47.90	48.59
	Street lighting		115.98	116.41
	Overnight usage		66.83	66.52
Electricity from nuclear generation	Nuclear Generation	KHNP	58.02	61.53
Electricity from thermal generation	Thermal generation	KOSEP	93.42	86.63
		KOMIPO	103.20	83.77
		KOWEPO	99.62	93.89
		KOSPO	103.65	97.39
		EWP	98.46	93.98

3. Power purchase from generation companies for a nine-month period ended September 30, 2020

Company	Volume (GWh)	Expense (In billions of Won)
KHNP	115,298	7,104
KOSEP	37,116	3,111
KOMIPO	35,993	3,366
KOWEPO	28,893	2,715
KOSPO	32,605	3,176
EWP	31,803	2,992
Others	113,903	10,799

Total	395,611	33,263

4. Intellectual property as of September 30, 2020

	Patents		Utility models	Designs	Trademarks		Total
	Domestic	Overseas			Domestic	Overseas
KEPCO	3,005	290	72	86	110	47	3,610
Generation subsidiaries	2,710	383	106	56	164	23	3,442

Total	5,715	673	178	142	274	70	7,052

III. Financial Information

1.	Condensed consolidated financial results as of and for a nine-month period ended September 30, 2019 and 2020

(In billions of Won)

Consolidated statements of comprehensive income				Consolidated statements of financial position
	January to September 2019	January to September 2020	Change (%)		December 31, 2019	September 30, 2020	Change (%)
Sales	44,232	43,877	-0.8	Total assets	197,598	201,777	2.1
Operating profit	311	3,153	914.6	Total liabilities	128,708	131,642	2.3
Net income	-932	1,508	n/m	Total equity	68,890	70,135	1.8

2.	Condensed separate financial results as of and for a nine-month period ended September 30, 2019 and 2020

(In billions of Won)

Separate statements of comprehensive income				Separate statements of financial position
	January to September 2019	January to September 2020	Change (%)		December 31, 2019	September 30, 2020	Change (%)
Sales	44,172	43,490	-1.5	Total assets	109,809	111,679	1.7
Operating profit	-1,479	1,569	n/m	Total liabilities	58,351	59,211	1.5
Net income	-1,527	1,145	n/m	Total equity	51,458	52,468	2.0

IV. Board of Directors (KEPCO Only)

1. The board of directors is required to consist of not more than 15 directors including the president. Under our Articles of Incorporation, there may not be more than seven standing directors including the president, and more than eight non-standing directors. The number of non-standing directors must exceed the number of standing directors, including our president.

*	The Audit Committee consists of one standing director and two non-standing directors.

2. Board meetings and agendas for a nine-month period ended September 30, 2020

Number of meetings	Number of agendas	Classification
		Resolutions	Reports
9	33	23	10

*	The audit committee held 9 meetings with 30 agendas (of which, 16 were approved as proposed and 14 were accepted as reported).

3. Major activities of the Board of Directors

Date	Agenda	Results	Type
January 22, 2020	Approval of the safety management plan of 2020	Approved as proposed	Resolution

February 28, 2020	Approval of forming Director Nomination Committee and evaluation standards for the candidates of non-standing director	Approved as proposed	Resolution
	Approval to call for the annual general meeting of shareholders for the fiscal year 2019	Approved as proposed	Resolution
	Approval of consolidated and separate financial statements for the fiscal year 2019	Approved as proposed	Resolution
	Approval of the maximum aggregate amount of remuneration for directors in 2020	Approved as proposed	Resolution
	Approval of amendments to the Articles of Incorporation	Approved as proposed	Resolution
	Approval to consign contract administration regarding construction of distribution facilities to Public Procurement Service	Approved as proposed	Resolution
	Report on audit results for 2019	Accepted as reported	Report
	Report on internal control over financial reporting for the fiscal year 2019	Accepted as reported	Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2019	Accepted as reported	Report

	Report on the annual management of commercial papers in 2019	Accepted as reported	Report
	Report on the contribution plan to the educational foundation (tentatively named as KEPCO Tech University)	Accepted as reported	Report
	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry (2020-2021)	Accepted as reported	Report

March 20, 2020	Approval of utilization project of Gwanak-Dongjak regional office site	Approved as proposed	Resolution
	Approval of contribution to a gas-fired power project and establishment of Operation & Maintenance company in Pulau Indah, Malaysia	Approved as proposed	Resolution

April 10, 2020	Approval of amendments to the Regulation for Employee Remuneration and Welfare	Approved as proposed	Resolution
	Approval of change of investment and the provision of guarantee for the Guam Phase II Solar Power Project in the United States	Approved as proposed	Resolution

May 29, 2020	Approval of forming Director Nomination Committee and evaluation standards for the candidates of standing director and member of Audit Committee	Approved as proposed	Resolution
	Approval of forming Director Nomination Committee and evaluation standards for the candidates of non-standing director	Approved as proposed	Resolution
	Approval of closing the shareholders’ registry for the extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Report on audit results for the first quarter of 2020	Accepted as reported	Report

June 26, 2020	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	Approved as proposed	Resolution
	Approval of the mid-to-long term financial management plan (2020-2024)	Approved as proposed	Resolution
	Approval to consign contract administration regarding construction of distribution facilities to Public Procurement Service	Approved as proposed	Resolution
	Approval of investment for Indonesia Jawa 9&10 Thermal Development Project	Deferred	Resolution
	Approval of disclosure on revised plan for amendment to the electricity tariff system	Accepted as reported	Report

June 30, 2020	Approval of investment for Indonesia Jawa 9&10 Thermal Development Project	Approved as proposed	Resolution

July 24, 2020	Approval of closing the shareholders’ registry for the extraordinary general meeting of shareholders	Approved as proposed	Resolution

	Approval of investment in the fund for mutually beneficial cooperation between large enterprises and small and medium enterprises in 2020	Approved as proposed	Resolution
	Approval of termination of the power purchase agreement of solar power project in Colorado, the United States	Approved as proposed	Resolution

August 28, 2020	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2020	Approved as proposed	Resolution
	Report on audit results for the second quarter of 2020	Accepted as reported	Report
	Report on financial statements for the first half of 2020	Accepted as reported	Report

4. Attendance Status of Non-standing directors

Date	Agenda	Kim, Jwa- Kwan	Kim, Chang- Joon	Yang, Bong- Ryull	Jung, Yeon- Gil	Noh, Geum- Sun	Choi, Seung- Kook	Park, Cheol- Su	Park, Jong- Bae	Seong, Si- Heon
January 22, 2020	Approval of the safety management plan of 2020	For	For	For	For	For	For	For	Before Appointment	Before Appointment

February 28, 2020	Approval of forming Director Nomination Committee and evaluation standards for the candidates of non-standing director	For	For	For	For	For	For	For	For
	Approval to call for the annual general meeting of shareholders for the fiscal year 2019	For	For	For	For	For	For	For	For
	Approval of consolidated and separate financial statements for the fiscal year 2019	For	For	For	For	For	For	For	For	Before Appointment
	Approval of the maximum aggregate amount of remuneration for directors in 2020	For	For	For	For	For	For	For	For
	Approval of amendments to the Articles of Incorporation	For	For	For	For	For	For	For	For
	Approval to consign contract administration regarding construction of distribution facilities to Public Procurement Service	For	For	For	For	For	For	For	For
	Report on audit results for 2019	Agenda for Report
	Report on internal control over financial reporting for the fiscal year 2019	Agenda for Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2019	Agenda for Report
	Report on the annual management of commercial papers in 2019	Agenda for Report

	Report on the contribution plan to the educational foundation (tentatively named as KEPCO Tech University)			Agenda for Report
	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry (2020-2021)			Agenda for Report

March 20, 2020	Approval of utilization project of Gwanak-Dongjak regional office site	For	For	For	For	For	For	For	For	Before Appointment
	Approval of contribution to a gas-fired power project and establishment of Operation & Maintenance company in Pulau Indah, Malaysia	For	For	For	For	For	For	For	For

April 10, 2020	Approval of amendments to the Regulation for Employee Remuneration and Welfare	Absent	For	For	For	For	For	For	Absent
	Approval of change of investment and the provision of guarantee for the Guam Phase II Solar Power Project in the United States	Absent	For	For	For	For	For	For	Absent	Before Appointment

May 29, 2020	Approval of forming Director Nomination Committee and evaluation standards for the candidates of standing director and member of Audit Committee	For	For	For	For	For	For	For	For
	Approval of forming Director Nomination Committee and evaluation standards for the candidates of non-standing director	For	For	For	For	For	For	For	For	Before Appointment
	Approval of closing the shareholders’ registry for the extraordinary general meeting of shareholders	For	For	For	For	For	For	For	For
	Report on audit results for the first quarter of 2020			Agenda for Report

June 26, 2020	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	For		For	For	For	For	For	For	For
	Approval of the mid-to-long term financial management plan (2020-2024)	For		For	For	For	For	For	For	For
	Approval to consign contract administration regarding construction of distribution facilities to Public Procurement Service	For	Retired	For	For	For	For	For	For	For
	Approval of investment for Indonesia Jawa 9&10 Thermal Development Project	—		—	—	—	—	—	—	—

	Approval of disclosure on revised plan for amendment to the electricity tariff system			Agenda for Report
June 30, 2020	Approval of investment for Indonesia Jawa 9&10 Thermal Development Project	—	Retired	—	—	—	—	—	—	—

July 24, 2020	Approval of closing the shareholders’ registry for the extraordinary general meeting of shareholders	For		For	For	For	For	For	For	For
	Approval of investment in the fund for mutually beneficial cooperation between large enterprises and small and medium enterprises in 2020	For	Retired	For	For	For	For	For	For	For
	Approval of termination of the power purchase agreement of solar power project in Colorado, the United States	For		For	For	For	For	For	For	For

August 28, 2020	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2020	For	Retired	For	For	For	For	For	For	For
	Report on audit results for the second quarter of 2020			Agenda for Report
	Report on financial statements for the first half of 2020			Agenda for Report

	Attendance Rate	88.9%	100%	100%	100%	100%	100%	100%	87.5%	100%

*	Individual director’s vote results regarding the proposed approval of investment for Indonesia Jawa 9&10 Thermal Development Project on June 26, 2020 and June 30, 2020 are not disclosed.

5. Attendance Status of Standing directors

Date	Agenda	JongKap KIM	Kim, Hoe- Chun	Kim, Dong- Sub	Park, Hyung- Duck	Kim, Sung- Arm	Lim, Hyun- Seung
January 22, 2020	Approval of the safety management plan of 2020	For	For	For	For	For	For
February 28, 2020	Approval of forming Director Nomination Committee and evaluation standards for the candidates of non-standing director	For	For	For	For	For	For
	Approval to call for the annual general meeting of shareholders for the fiscal year 2019	For	For	For	For	For	For
	Approval of consolidated and separate financial statements for the fiscal year 2019	For	For	For	For	For	For
	Approval of the maximum aggregate amount of remuneration for directors in 2020	For	For	For	For	For	For
	Approval of amendments to the Articles of Incorporation	For	For	For	For	For	For
	Approval to consign contract administration regarding construction of distribution facilities to Public Procurement Service	For	For	For	For	For	For
	Report on audit results for 2019		Agenda for Report
	Report on internal control over financial reporting for the fiscal year 2019		Agenda for Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2019		Agenda for Report
	Report on the annual management of commercial papers in 2019		Agenda for Report
	Report on the contribution plan to the educational foundation (tentatively named as KEPCO Tech University)		Agenda for Report
	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry (2020-2021)		Agenda for Report
March 20, 2020	Approval of utilization project of Gwanak-Dongjak regional office site	For	For	For	For	For	For

	Approval of contribution to a gas-fired power project and establishment of Operation & Maintenance company in Pulau Indah, Malaysia	For	For	For	For	For	For

April 10, 2020	Approval of amendments to the Regulation for Employee Remuneration and Welfare	For	For	For	For	For	For
	Approval of change of investment and the provision of guarantee for the Guam Phase II Solar Power Project in the United States	For	For	For	For	For	For

May 29, 2020	Approval of forming Director Nomination Committee and evaluation standards for the candidates of standing director and member of Audit Committee	For	For	For	For	For	For
	Approval of forming Director Nomination Committee and evaluation standards for the candidates of non-standing director	For	For	For	For	For	For
	Approval of closing the shareholders’ registry for the extraordinary general meeting of shareholders	For	For	For	For	For	For
	Report on audit results for the first quarter of 2020	Agenda for Report

June 26, 2020	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	For	For	For	For	For	For
	Approval of the mid-to-long term financial management plan (2020-2024)	For	For	For	For	For	For
	Approval to consign contract administration regarding construction of distribution facilities to Public Procurement Service	For	For	For	For	For	For
	Approval of investment for Indonesia Jawa 9&10 Thermal Development Project	—	—	—	—	—	—
	Approval of disclosure on revised plan for amendment to the electricity tariff system	Agenda for Report

June 30, 2020	Approval of investment for Indonesia Jawa 9&10 Thermal Development Project	—	—	—	—	—	—

July 24, 2020	Approval of closing the shareholders’ registry for the extraordinary general meeting of shareholders	For	For	For	For	For	For
	Approval of investment in the fund for mutually beneficial cooperation between large enterprises and small and medium enterprises in 2020	For	For	For	For	For	For

	Approval of termination of the power purchase agreement of solar power project in Colorado, the United States	For	For	For	For	For	For

August 28, 2020	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2020	For	For	For	For	For	For
	Report on audit results for the second quarter of 2020		Agenda for Report
	Report on financial statements for the first half of 2020		Agenda for Report
	Attendance Rate	100%	100%	100%	100%	100%	100%

*	Individual director’s vote results regarding the proposed approval of investment for Indonesia Jawa 9&10 Thermal Development Project on June 26, 2020 and June 30, 2020 are not disclosed.

6. Major activities of the Audit Committee

Date	Agenda	Results	Type
January 22, 2020	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Approval of Audit plans for 2020	Approved as proposed	Resolution
	Report on education plans for auditors in 2020	Accepted as reported	Report
	Prior report on independence of independent auditors	Accepted as reported	Report

February 28, 2020	Approval of for the consolidated and separate financial statements and business report for the fiscal year 2019	Approved as proposed	Resolution
	Report on internal control over financial reporting for the fiscal year 2019	Accepted as reported	Report
	Report on the evaluation on internal control over financial reporting for the fiscal year 2019	Accepted as reported	Report
	Report on agendas with audit service by independent auditors for fiscal year 2019	Accepted as reported	Report
	Report on audit results for fiscal year 2019	Accepted as reported	Report

March 20, 2020	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution

	Approval of investigation result on the agendas for the annual general meeting of shareholders	Approved as proposed	Resolution
	Approval of auditor’s report for the annual general meeting of shareholders	Approved as proposed	Resolution
	Report on audit results by the independent auditor for the fiscal year 2019	Accepted as reported	Report

April 10, 2020	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Report on the Form 20-F for the fiscal year 2019 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported	Report
	Auditor’s report for the fiscal year 2019 in accordance with U.S. accounting principles	Accepted as reported	Report

May 29, 2020	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Approval of Amendments to Code of Conduct and Guidelines for Practice of KEPCO executives and staff members	Approved as proposed	Resolution
	Approval of amendments to the Guidelines for Immunity of Proactive Performance	Approved as proposed	Resolution
	Report on audit results for the first quarter of 2020	Accepted as reported	Report
	Auditor’s review report for the first quarter of 2020	Accepted as reported	Report

June 26, 2020	Approval of post evaluation results on independent auditor	Approved as proposed	Resolution
	Approval of establishment of and amendments to internal regulations regarding prior consulting	Approved as proposed	Resolution
	Independent auditor’s report on the audit plans for the fiscal year 2020	Accepted as reported	Report

July 24, 2020	Amendments to internal audit regulations	Approved as proposed	Resolution
	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution

August 28, 2020	Approval of investigation result on the agendas for the extraordinary general meeting of shareholders	Approved as proposed	Resolution

	Report on audit results for the second quarter of 2020	Accepted as reported	Report
	Independent Auditor’s review report for the first half of 2020	Accepted as reported	Report

September 28, 2020	Approval of amendment to the guidelines for disciplinary actions	Approved as proposed	Resolution

*

The audit department, organized under the supervision of the Audit Committee, conducts internal audit over the entire company and takes administrative measures as appropriate in accordance with relevant internal regulations. KEPCO’s Regional Headquarters and Regional Offices also have separate audit teams which conduct internal inspections with respect to the relevant headquarters or offices.

7. Attendance Status of the Audit Committee

Date	Agenda	Noh, Geum-Sun	Jung, Yeon-Gil	Lee, Jung-Hee(*)
January 22, 2020	Approval of appointment of independent auditors of subsidiaries	For	For	Absent
	Approval of Audit plans for 2020	For	For	Absent
	Report on education plans for auditors in 2020	For	For	Absent
	Prior report on independence of independent auditors	For	For	Absent

February 28. 2020	Approval of for the consolidated and separate financial statements and business report for the fiscal year 2019	For	For	Absent
	Report on internal control over financial reporting for the fiscal year 2019	For	For	Absent
	Report on the evaluation on internal control over financial reporting for the fiscal year 2019	For	For	Absent
	Report on agendas with audit service by independent auditors for fiscal year 2019	For	For	Absent
	Report on audit results for fiscal year 2019	For	For	Absent

March 20, 2020	Prior approval for non-audit service for subsidiaries by the independent auditor	For	For	Absent
	Approval of investigation result on the agendas for the annual general meeting of shareholders	For	For	Absent
	Approval of auditor’s report for the annual general meeting of shareholders	For	For	Absent
	Report on audit results by the independent auditor for the fiscal year 2019	For	For	Absent

April 10, 2020	Approval of appointment of independent auditors of subsidiaries	For	For	Absent

	Report on the Form 20-F for the fiscal year 2019 to be filed with the U.S. Securities and Exchange Commission	For	For	Absent
	Auditor’s report for the fiscal year 2019 in accordance with U.S. accounting principles	For	For	Absent

May 29, 2020	Approval of appointment of independent auditors of subsidiaries	For	For	Absent
	Approval of Amendments to Code of Conduct and Guidelines for Practice of KEPCO executives and staff members	For	For	Absent
	Approval of amendments to the Guidelines for Immunity of Proactive Performance	For	For	Absent
	Report on audit results for the first quarter of 2020	For	For	Absent
	Auditor’s review report for the first quarter of 2020	For	For	Absent

June 26, 2020	Approval of post evaluation results on independent auditor	For	For	Absent
	Approval of establishment of and amendments to internal regulations regarding prior consulting	For	For	Absent
	Independent auditor’s report on the audit plans for the fiscal year 2020	For	For	Absent

July 24, 2020	Amendments to internal audit regulations	For	For	Absent
	Approval of appointment of independent auditors of subsidiaries	For	For	Absent

August 28, 2020	Approval of investigation result on the agendas for the extraordinary general meeting of shareholders	For	For	Absent
	Report on audit results for the second quarter of 2020	For	For	Absent
	Independent Auditor’s review report for the first half of 2020	For	For	Absent

September 28, 2020	Approval of amendment to the guidelines for disciplinary actions	For	For	Absent
	Attendance Rate	100%	100%	—

(*)

Lee, Jung-Hee voluntarily resigned as a standing director and as a member of the audit committee on December 13, 2019. Under Korean law, Lee, Jung-Hee retains the rights and is subject to obligations as a member of the audit committee and a standing director, to the extent such rights and obligations are connected to performance of his duties as a member of the audit committee, until his successor to take his place at our audit committee is approved and appointed at a general meeting of the shareholders.

V. Shareholders

1. List of shareholders as of September 30, 2020

		Number of shareholders	Shares owned	Percentage of total (%)
	Government of the Republic of Korea	1	116,841,794	18.20
	Korea Development Bank	1	211,235,264	32.90
	Subtotal	2	328,077,058	51.10
	National Pension Service	1	51,098,474	7.96
Public (Non-Koreans)	Common Shares	1,072	85,345,631	13.30
	American depositary shares (ADS)	1	26,389,914	4.11
	Public (Koreans)	560,524	151,053,000	23.53

	Total	561,600	641,964,077	100.00

•	Percentages are based on issued shares of common stock.

•	All of our shareholder have equal voting rights.

•	Citibank, N.A. is our depositary bank and each ADS represents one-half of one share of our common stock.

VI. Directors and employees as of and for a nine-month period ended September 30, 2020 (KEPCO Only)

1. Directors

					(In thousands of Won)
Type		Number of directors	Total remuneration	Average remuneration per person	Remarks
Standing director		5	922,707	159,087	Excluding the members of Audit Committee
Non-standing director		6	135,000	22,500
Member of Audit Committee	Standing director	0	—	—	Vacant after December 13, 2019
	Non-standing director	2	45,000	22,500	—

Total		13	1,102,707	79,906	—

2. Employees

					(In thousands of Won)
Type	Number of employees			Average continuous service year	Total salaries	Average salaries per person
	Regular	Non- regular	Total
Male	17,873	88	17,961	15.3	1,191,126,191	66,317
Female	4,935	65	5,000	12.7	254,562,052	50,912

Total	22,808	153	22,961	14.7	1,445,688,243	62,963

VII. Other Information Necessary for the Protection of Investors

1. Summary of shareholder’s meetings for a nine-month period ended September 30, 2020

Type	Agenda	Results
Annual General Meeting held on March 27, 2020	Approval of the consolidated and separate financial statements for the fiscal year 2019	Approved as proposed
	Approval of the maximum aggregate amount of remuneration for directors in 2020	Approved as proposed
	Approval of amendments to the Articles of Incorporation	Approved as proposed

Extraordinary General Meeting held on September 14, 2020	Election of three Standing Directors	Approved as proposed
	Election of two Non-Standing Directors as Members of the Audit Committee	Approved as proposed

2. Pending legal proceedings as of September 30, 2020

		(In billions of Won)
Type	Number of lawsuits	Amount claimed
Lawsuits where KEPCO and its subsidiaries are engaged as the defendants	654	726
Lawsuits where KEPCO and its subsidiaries are engaged as the plaintiffs	196	275

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Byung-in

Name: Kim, Byung-in
Title: Vice President

Date: December 9, 2020

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

(With Independent Auditor’s Review Report)

Independent Auditor’s Review Report

Based on a report originally issued in Korean

The Shareholders and Board of Directors

Korea Electric Power Corporation:

Report on Review of Consolidated Interim Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Korea Electric Power Corporation and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated interim statement of financial position as of September 30, 2020, the consolidated interim statements of comprehensive income (loss) for the three and nine-month periods ended September 30, 2020 and 2019, consolidated interim statements of changes in equity and consolidated interim statements of cash flows for the nine-month periods then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Interim Financial Statements

Management is responsible for the preparation and presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“KIFRS”) 1034 ‘Interim Financial Reporting’, and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Review Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review. We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea (“KGAAS”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 ‘Interim Financial Reporting’.

Other Matter

We have audited the consolidated statement of financial position as of December 31, 2019, and the related consolidated statement of comprehensive income (loss), consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended (not presented herein) in accordance with KGAAS, and our report dated March 17, 2020 expressed an unqualified opinion thereon. The accompanying consolidated statement of financial position as of December 31, 2019 presented for comparative purposes, is not different, in all material respects, from the above audited consolidated statement of financial position.

November 16, 2020

This review report is effective as of November 16, 2020, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s review report date to the time this review report is used. Such events and circumstances could significantly affect the accompanying consolidated interim financial statements and may result in modifications to this review report.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of September 30, 2020 (Unaudited) and December 31, 2019

In millions of won	Note	September 30, 2020		December 31, 2019
Assets
Current assets
Cash and cash equivalents	5,6,7,44	~~W~~	1,576,098	1,810,129
Current financial assets, net	5,6,9,11,12,13,44,46		4,355,654	1,586,509
Trade and other receivables, net	5,8,20,24,44,45,46		7,288,588	7,701,452
Inventories, net	14		6,919,912	7,050,700
Income tax receivables			50,431	99,718
Current non-financial assets	15		813,055	1,206,377
Assets held-for-sale	16,41		—	28,116

Total current assets			21,003,738	19,483,001

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,44,46		2,774,396	2,563,498
Non-current trade and other receivables, net	5,8,20,44,45,46		1,920,428	2,002,297
Property, plant and equipment, net	18,24,27,48		166,629,555	164,701,827
Investment properties, net	19,27		226,860	158,580
Goodwill	16		97,977	97,977
Intangible assets other than goodwill, net	21,27,45		1,098,679	1,069,976
Investments in associates	4,17		4,246,154	4,251,802
Investments in joint ventures	4,17		1,893,063	1,663,029
Defined benefit assets, net	25		230	1,047
Deferred tax assets			1,646,596	1,437,829
Non-current non-financial assets	15		239,730	166,929

Total non-current assets			180,773,668	178,114,791

Total Assets	4	~~W~~	201,777,406	197,597,792

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Financial Position, Continued

As of September 30, 2020 (Unaudited) and December 31, 2019

In millions of won	Note	September 30, 2020		December 31, 2019
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,44,46	~~W~~	5,004,275	6,649,402
Current financial liabilities, net	5,12,23,44,46		9,381,195	8,930,903
Income tax payables			410,000	358,277
Current non-financial liabilities	20,28,29		6,483,513	5,688,353
Current provisions	26,44		2,045,564	2,604,721

Total current liabilities			23,324,547	24,231,656

Non-current liabilities
Non-current trade and other payables, net	5,22,24,44,46		7,012,377	6,965,760
Non-current financial liabilities, net	5,12,23,44,46		61,035,050	59,115,598
Non-current non-financial liabilities	28,29		9,413,409	8,834,452
Employee benefits liabilities, net	25,44		2,475,969	1,929,854
Deferred tax liabilities			8,994,427	8,564,775
Non-current provisions	26,44		19,386,017	19,066,048

Total non-current liabilities			108,317,249	104,476,487

Total Liabilities	4	~~W~~	131,641,796	128,708,143

Equity
Contributed capital	1,30,44
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			32,179,065	34,785,425
Unappropriated retained earnings			16,679,682	12,811,798

			50,463,657	49,202,133

Other components of equity	33
Other capital surplus			1,227,328	1,226,364
Accumulated other comprehensive loss			(303,764)	(280,730)
Other equity			13,294,973	13,294,973

			14,218,537	14,240,607

Equity attributable to owners of the controlling company			68,735,772	67,496,318
Non-controlling interests	16,32		1,399,838	1,393,331

Total Equity		~~W~~	70,135,610	68,889,649

Total Liabilities and Equity		~~W~~	201,777,406	197,597,792

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Loss)

For the three and nine-month periods ended September 30, 2020 and 2019 (Unaudited)

In millions of won, except per share information		September 30, 2020			September 30, 2019
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Sales	4,34,44,46
Sales of goods		~~W~~	15,196,434	42,368,932	15,403,628	42,709,508
Sales of services			99,310	312,898	91,174	271,591
Sales of construction services	20		257,484	728,862	268,409	812,124
Revenue related to transfer of assets from customers	28		158,149	466,345	149,074	438,440

			15,711,377	43,877,037	15,912,285	44,231,663

Cost of sales	14,25,42,46
Cost of sales of goods			(12,442,834)	(37,783,291)	(13,592,540)	(40,777,212)
Cost of sales of services			(48,991)	(357,706)	(233,813)	(519,036)
Cost of sales of construction services			(239,800)	(656,564)	(242,919)	(737,290)

			(12,731,625)	(38,797,561)	(14,069,272)	(42,033,538)

Gross profit			2,979,752	5,079,476	1,843,013	2,198,125

Selling and administrative expenses	25,35,42,46		(647,547)	(1,926,907)	(603,747)	(1,887,399)

Operating profit	4		2,332,205	3,152,569	1,239,266	310,726

Other income	36		117,429	308,276	146,520	317,677

Other expenses	36		(221,892)	(331,867)	(27,566)	(78,704)

Other gains (losses), net	37		4,334	155,842	(414,139)	(482,815)

Finance income	5,12,38		384,946	751,680	501,302	1,150,828

Finance expenses	5,12,39		(702,142)	(1,965,427)	(1,122,317)	(2,637,285)

Profit (loss) related to associates, joint ventures and subsidiaries	4,17
Share in profit of associates and joint ventures			47,364	316,845	4,687	271,571
Gain on disposal of investments in associates and joint ventures			13,299	13,299	—	7,131
Share in loss of associates and joint ventures			(30,360)	(93,312)	(19,082)	(98,141)
Loss on disposal of investments in associates and joint ventures			—	(16)	(2,086)	(156)
Impairment loss on investments in associates and joint ventures			(7,026)	(7,026)	—	—

			23,277	229,790	(16,481)	180,405

Profit (loss) before income tax			1,938,157	2,300,863	306,585	(1,239,168)

Income tax benefit (expense)	40		(686,833)	(793,079)	(65,504)	306,915

Profit (loss) for the period		~~W~~	1,251,324	1,507,784	241,081	(932,253)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Loss), Continued

For the three and nine-month periods ended September 30, 2020 and 2019 (Unaudited)

In millions of won, except per share information		September 30, 2020			September 30, 2019
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Other comprehensive income (loss), net of tax	5,12,25,31,33
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability	25,31	~~W~~	(72,246)	(167,804)	(52,860)	(238,882)
Share in other comprehensive loss of associates and joint ventures	31		(5,075)	(3,957)	(39)	(487)
Net change in fair value of equity investments at fair value through other comprehensive income	33		10,153	(30,110)	(8,434)	(8,897)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting	5,12,33		9,812	58,693	(5,494)	9,062
Foreign currency translation of foreign operations	33		(15,487)	(20,214)	62,216	122,494
Share in other comprehensive income (loss) of associates and joint ventures	33		11,812	(29,925)	5,548	41,252

Other comprehensive income (loss) for the period			(61,031)	(193,317)	937	(75,458)

Total comprehensive income (loss) for the period		~~W~~	1,190,293	1,314,467	242,018	(1,007,711)

Profit (loss) attributable to:
Owners of the controlling company	43	~~W~~	1,236,341	1,425,532	222,789	(1,012,555)
Non-controlling interests			14,983	82,252	18,292	80,302

		~~W~~	1,251,324	1,507,784	241,081	(932,253)

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	1,194,236	1,238,693	211,643	(1,105,189)
Non-controlling interests			(3,943)	75,774	30,375	97,478

		~~W~~	1,190,293	1,314,467	242,018	(1,007,711)

Earnings (loss) per share (in won)	43
Basic and diluted earnings (loss) per share		~~W~~	1,926	2,221	347	(1,577)

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests	Total equity
	Contributed capital		Retained earnings	Other components of equity	Subtotal
Balance at January 1, 2019	~~W~~	4,053,578	51,519,119	14,171,228	69,743,925	1,348,837	71,092,762
Total comprehensive income (loss) for the period
Profit (loss) for the period		—	(1,012,555)	—	(1,012,555)	80,302	(932,253)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(225,516)	—	(225,516)	(13,366)	(238,882)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(487)	—	(487)	—	(487)
Net change in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(8,897)	(8,897)	—	(8,897)
Others		—	(840)	840	—	—	—
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	8,775	8,775	287	9,062
Foreign currency translation of foreign operations, net of tax		—	—	92,244	92,244	30,250	122,494
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	41,247	41,247	5	41,252
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(82,552)	(82,552)
Issuance of shares of capital by subsidiaries and others		—	—	—	—	18,186	18,186
Transactions between consolidated entities		—	—	(8,246)	(8,246)	2,806	(5,440)
Changes in consolidation scope		—	—	—	—	18,968	18,968
Dividends paid (hybrid bond)		—	—	—	—	(10,039)	(10,039)
Others		—	—	—	—	371	371

Balance at September 30, 2019	~~W~~	4,053,578	50,279,721	14,297,191	68,630,490	1,394,055	70,024,545

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity, Continued

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests	Total equity
	Contributed capital		Retained earnings	Other components of equity	Subtotal
Balance at January 1, 2020	~~W~~	4,053,578	49,202,133	14,240,607	67,496,318	1,393,331	68,889,649
Total comprehensive income for the period
Profit for the period		—	1,425,532	—	1,425,532	82,252	1,507,784
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	(159,847)	—	(159,847)	(7,957)	(167,804)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(3,957)	—	(3,957)	—	(3,957)
Net change in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(30,110)	(30,110)	—	(30,110)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	48,638	48,638	10,055	58,693
Foreign currency translation of foreign operations, net of tax		—	—	(11,638)	(11,638)	(8,576)	(20,214)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	—	(29,925)	(29,925)	—	(29,925)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(80,790)	(80,790)
Issuance of shares of capital by subsidiaries and others		—	—	1,869	1,869	17,576	19,445
Transactions between consolidated entities		—	(204)	(904)	(1,108)	1,040	(68)
Changes in consolidation scope		—	—	—	—	2,946	2,946
Dividends paid (hybrid bond)		—	—	—	—	(10,039)	(10,039)

Balance at September 30, 2020	~~W~~	4,053,578	50,463,657	14,218,537	68,735,772	1,399,838	70,135,610

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

In millions of won	September 30, 2020		September 30, 2019
Cash flows from operating activities
Profit (loss) for the period	~~W~~	1,507,784	(932,253)

Adjustments to reconcile profit (loss) for the period to net cash provided by operating activities:
Income tax expense (benefit)		793,079	(306,915)
Depreciation		8,434,997	7,988,982
Amortization		116,674	115,614
Employee benefits expense		344,075	294,755
Bad debt expense (reversal)		13,111	(8,136)
Interest expense		1,504,125	1,537,845
Loss on disposal of financial assets		408	490
Loss on disposal of property, plant and equipment		19,253	43,287
Loss on abandonment of property, plant and equipment		184,800	257,569
Impairment loss on property, plant and equipment		1,357	37,152
Impairment loss on intangible assets		3,505	513,519
Loss on disposal of intangible assets		—	28
Increase to provisions		1,426,303	365,800
Loss on foreign currency translation, net		132,151	838,889
Gain on valuation of financial assets at fair value through profit or loss		(10,872)	(9,161)
Loss on valuation of financial assets at fair value through profit or loss		975	1,442
Valuation and transaction gain on derivative instruments, net		(273,712)	(704,830)
Share in profit of associates and joint ventures, net		(223,533)	(173,429)
Gain on disposal of financial assets		(4,065)	(2,584)
Gain on disposal of property, plant and equipment		(56,163)	(35,765)
Gain on disposal of intangible assets		(1,556)	(206)
Gain on disposal of associates and joint ventures		(13,299)	(7,131)
Loss on disposal of associates and joint ventures		16	156
Impairment loss on associates and joint ventures		7,026	—
Interest income		(189,196)	(195,998)
Dividends income		(4,649)	(6,002)
Others, net		(14,736)	302,596

		12,190,074	10,847,967

Changes in working capital:
Trade receivables		415,861	1,119,726
Non-trade receivables		203,577	197,790
Accrued income		(40,754)	898,666
Other receivables		6,784	66,706
Other current assets		66,470	(173,524)
Inventories		(211,523)	(349,263)
Other non-current assets		(91,990)	(535,919)
Trade payables		(1,254,499)	(1,409,167)
Non-trade payables		(310,530)	(123,249)
Accrued expenses		(194,777)	(885,076)
Other payables		—	(1,274)
Other current liabilities		846,901	1,050,488
Other non-current liabilities		481,209	427,797
Investments in associates and joint ventures (dividends received)		137,412	167,018
Provisions		(1,529,417)	(1,329,940)
Payments of employee benefit obligations		(55,236)	(42,722)
Plan assets		(31,145)	(9,564)

	~~W~~	(1,561,657)	(931,507)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

In millions of won	September 30, 2020		September 30, 2019
Cash generated from operating activities	~~W~~	12,136,201	8,984,207

Dividends received (financial assets at fair value through other comprehensive income)		4,649	4,431
Interest paid		(1,584,564)	(1,546,746)
Interest received		160,648	116,014
Income taxes paid		(404,966)	(326,135)

Net cash provided by operating activities		10,311,968	7,231,771

Cash flows from investing activities
Proceeds from disposals of investments in associates and joint ventures		95	—
Acquisition of investments in associates and joint ventures		(136,719)	(67,268)
Proceeds from disposals of property, plant and equipment		253,125	255,846
Acquisition of property, plant and equipment		(9,511,578)	(8,549,004)
Proceeds from disposals of intangible assets		10,872	7,421
Acquisition of intangible assets		(81,266)	(143,125)
Proceeds from disposals of financial assets		5,253,403	1,641,588
Acquisition of financial assets		(8,013,396)	(3,719,145)
Increase in loans		(153,674)	(195,468)
Collection of loans		166,836	119,043
Increase in deposits		(215,135)	(201,674)
Decrease in deposits		218,801	202,955
Proceeds from disposals of assets held-for-sale		32,578	1,562
Receipt of government grants		23,718	11,214
Net cash outflow from changes in consolidation scope		(25,094)	(2,820)
Other cash outflow from investing activities, net		(134,020)	(97,167)

Net cash used in investing activities		(12,311,454)	(10,736,042)

Cash flows from financing activities
Proceeds from short-term borrowings, net		234,763	634,535
Proceeds from long-term borrowings and debt securities		8,927,076	8,608,168
Repayment of long-term borrowings and debt securities		(6,902,016)	(5,164,783)
Payment of lease liabilities		(467,300)	(405,881)
Settlement of derivative instruments, net		62,117	106,224
Change in non-controlling interests		9,923	12,346
Dividends paid (hybrid bond)		(10,039)	(10,039)
Dividends paid		(81,073)	(84,526)
Other cash outflow from financing activities, net		(2,409)	—

Net cash provided by financing activities		1,771,042	3,696,044

Net increase (decrease) in cash and cash equivalents before effect of exchange rate fluctuations		(228,444)	191,773

Effect of exchange rate fluctuations on cash held		(5,587)	(4,513)

Net increase (decrease) in cash and cash equivalents		(234,031)	187,260

Cash and cash equivalents at January 1		1,810,129	1,358,345

Cash and cash equivalents at September 30	~~W~~	1,576,098	1,545,605

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited)

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in Korean International Financial Reporting Standards (“KIFRS”) 1110 ‘Consolidated Financial Statements’, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of September 30, 2020, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Others (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders are 111,735,545 shares (17.41%) as of the most recent closing date of Register of Shareholders (August 10, 2020).

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

(1)	Statement of compliance

These consolidated interim financial statements have been prepared in accordance with KIFRS 1034 ‘Interim Financial Reporting’ as part of the period covered by KEPCO and subsidiaries’ (the “Group”) KIFRS annual financial statements.

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	financial assets at fair value through profit or loss

•	financial assets at fair value through other comprehensive income

•	derivative financial instruments are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (“Won”), which is KEPCO’s functional currency and the currency of the primary economic environment in which the Group operates.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

(i)	Useful lives of property, plant and equipment, and estimations on provision for decommissioning costs

The Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Group is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes. The measurement of such liability is subject to change based on change in estimated cash flow, inflation rate, discount rate, and expected timing of decommissioning.

(ii)	Deferred tax

The Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Group does not realize estimated future taxable income during the carryforward periods.

(iii)	Valuations of financial instruments at fair values

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established control framework with respect to the measurement of fair values. The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined benefit liabilities

The Group offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to Note 25).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue

Energy delivered but not metered nor billed is estimated at the reporting date based on consumption statistics and selling price estimates. Determination of the unbilled revenues at the end of the reporting period is sensitive to the estimated consumptions and prices based on statistics. Unbilled revenue recognized as of September 30, 2020 and 2019 are ~~W~~1,234,928 million and ~~W~~1,263,640 million, respectively.

(vi)	Construction contracts

For each performance obligation satisfied over time, the Group recognizes revenue over time by measuring the progress towards complete satisfaction of that performance obligation. The Group applies a single method of measuring progress for each performance obligation satisfied over time and applies that method consistently to similar performance obligations and in similar circumstances. Revenue and costs are recognized based on the progress towards complete satisfaction of a performance obligation utilizing the cost-based input method at the end of the reporting period. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the Group’s efforts or inputs expected to be incurred in the future, costs incurred which are not related to the performance obligation, changes in the Group’s efforts or inputs due to change of the performance obligation, etc. Total revenue is measured based on an agreed contract price; however, it may fluctuate due to the variation of performance obligations. The measurement of revenue is affected by various uncertainties resulting from unexpected future events.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies

Changes in accounting standards effective from January 1, 2020 are as follows. The Group believes that these amendments have no significant impact on the Group’s consolidated interim financial statements. The Group has not applied the new and revised standards in issue but not yet effective for the periods starting from January 1, 2020, even though the early adoption of these standards is possible.

Amendments to KIFRS 1103 ‘Business Combination’ - Definition of a Business

The amendment to KIFRS 1103 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarified that a business can exist without including all of the inputs and processes needed to create outputs.

Amendments to KIFRS 1107 ‘Financial Instruments : Disclosures’, KIFRS 1109 ‘Financial Instruments’, and KIFRS 1039 ‘Financial Instruments : Recognition and Measurements’ - Interest Rate Benchmark Reform

The amendments to KIFRS 1109 and KIFRS 1039 provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

Amendments to KIFRS 1001 ‘Presentation of Financial Statements’ and KIFRS 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ - Definition of Material

The amendments provide a new definition of material that states “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

The Conceptual Framework for Financial Reporting

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the KASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards.

The revised Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts.

3.	Significant Accounting Policies

The accounting policies applied by the Group in these consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2019.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Group’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by the Group’s the chief operating decision maker, the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Group’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’ and ‘Others’; others mainly represent the business unit that manages the Group’s foreign operations.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under KIFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arms-length basis at market prices that would be applicable to an independent third-party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidation adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the three and nine-month periods ended Semtember 30, 2020 and 2019, respectively, are as follows:

In millions of won
September 30, 2020
Segment	Total segment revenue			Intersegment revenue		Revenue from external customers		Operating profit (loss)		Depreciation and amortization		Interest income		Interest expense		Profit (loss) related associates, joint ventures and subsidiaries
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
Transmission and distribution	~~W~~	15,634,734	43,490,173	237,370	859,921	15,397,364	42,630,252	1,604,785	1,569,048	942,140	2,833,398	9,546	39,101	169,841	559,237	(9,136)	110,441
Electric power generation (Nuclear)		2,564,740	7,363,180	2,541,315	7,265,021	23,425	98,159	573,749	1,202,869	858,728	2,638,023	7,389	19,302	124,356	373,071	(249)	(1,600)
Electric power generation (Non-nuclear)		5,585,324	15,838,226	5,528,421	15,350,735	56,903	487,491	128,328	240,210	996,899	2,995,546	3,986	15,601	155,175	474,417	33,677	117,917
Plant maintenance & engineering service		633,785	1,794,945	520,669	1,491,375	113,116	303,570	78,732	143,803	29,861	88,898	2,441	9,306	186	1,078	(1,015)	3,032
Others		398,591	1,163,361	278,021	805,796	120,569	357,565	34,853	112,141	35,511	95,402	42,565	129,684	40,285	119,360	—	—
Consolidation adjustments		(9,105,797)	(25,772,848)	(9,105,796)	(25,772,848)	—	—	(88,242)	(115,502)	(34,881)	(99,596)	(7,307)	(23,798)	(6,591)	(23,038)	—	—

	~~W~~	15,711,377	43,877,037	—	—	15,711,377	43,877,037	2,332,205	3,152,569	2,828,258	8,551,671	58,620	189,196	483,252	1,504,125	23,277	229,790

In millions of won
September 30, 2019
Segment	Total segment revenue			Intersegment revenue		Revenue from external customers		Operating profit (loss)		Depreciation and amortization		Interest income		Interest expense		Profit (loss) related associates, joint ventures and subsidiaries
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
Transmission and distribution	~~W~~	15,929,809	44,172,408	295,434	1,027,377	15,634,375	43,145,031	672,729	(1,478,889)	911,592	2,715,313	17,382	53,500	197,267	579,134	(18,789)	133,311
Electric power generation (Nuclear)		2,035,375	6,628,824	2,037,944	6,628,812	(2,569)	12	(22,944)	778,589	800,107	2,388,534	11,487	29,110	127,890	383,643	(4,126)	(1,847)
Electric power generation (Non-nuclear)		6,593,542	18,389,805	6,489,504	17,833,957	104,038	555,848	525,190	826,213	987,258	2,928,392	7,829	19,390	158,543	489,867	5,565	48,646
Plant maintenance & engineering service		593,605	1,756,093	510,385	1,511,776	83,220	244,317	73,802	204,634	30,516	94,536	3,447	10,460	441	2,496	869	295
Others		276,949	745,086	183,728	458,631	93,221	286,455	(6,528)	43,362	13,144	52,316	38,659	105,281	41,924	102,963	—	—
Consolidation adjustments		(9,516,995)	(27,460,553)	(9,516,995)	(27,460,553)	—	—	(2,983)	(63,183)	(28,038)	(74,495)	(7,385)	(21,743)	(4,749)	(20,258)	—	—

	~~W~~	15,912,285	44,231,663	—	—	15,912,285	44,231,663	1,239,266	310,726	2,714,579	8,104,596	71,419	195,998	521,316	1,537,845	(16,481)	180,405

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won
September 30, 2020
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	111,679,104	4,240,668	4,828,647	59,210,957
Electric power generation (Nuclear)		61,148,407	71,462	1,672,051	34,974,545
Electric power generation (Non-nuclear)		53,991,354	1,775,220	2,853,613	32,654,676
Plant maintenance & engineering service		3,463,718	51,867	89,654	1,116,820
Others		8,853,689	—	374,106	4,051,148
Consolidation adjustments		(37,358,866)	—	(225,227)	(366,350)

	~~W~~	201,777,406	6,139,217	9,592,844	131,641,796

In millions of won
December 31, 2019
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	109,809,254	3,716,931	6,340,593	58,350,681
Electric power generation (Nuclear)		59,562,190	59,081	2,574,358	33,909,152
Electric power generation (Non-nuclear)		54,758,933	2,088,581	4,955,784	33,117,193
Plant maintenance & engineering service		3,528,879	50,238	95,810	1,124,855
Others		7,833,516	—	344,795	3,531,496
Consolidation adjustments		(37,894,980)	—	(81,555)	(1,325,234)

	~~W~~	197,597,792	5,914,831	14,229,785	128,708,143

(4)	Geographic information

Electricity sales, the main operations of the Group, are conducted in the Republic of Korea where the controlling company is located. The following information on revenue from external customers and non-current assets is determined by the location of the customers and the assets:

In millions of won	Revenue from external customers					Non-current assets (*2)
	September 30, 2020			September 30, 2019		September 30, 2020	December 31, 2019
Geographical unit	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Domestic	~~W~~	15,376,137	42,870,560	15,557,106	43,149,004	171,599,659	169,366,365
Overseas (*1)		335,240	1,006,477	355,179	1,082,659	2,832,359	2,743,755

	~~W~~	15,711,377	43,877,037	15,912,285	44,231,663	174,432,018	172,110,120

(*1)

Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	Amounts exclude financial assets, defined benefit assets and deferred tax assets.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

4.	Segment, Geographic and Other Information, Continued

(5)	Information on significant customers

There is no individual customer comprising more than 10% of the Group’s revenue for the nine-month periods ended September 30, 2020 and 2019.

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	1,576,098	—	1,576,098
Current financial assets
Current financial assets at fair value through profit or loss		2,480,351	—	—	—	2,480,351
Current financial assets at amortized costs		—	—	13,129	—	13,129
Current derivative assets		61,130	—	—	46,029	107,159
Other financial assets		—	—	1,755,015	—	1,755,015
Trade and other receivables		—	—	7,288,588	—	7,288,588

		2,541,481	—	10,632,830	46,029	13,220,340

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		675,117	—	—	—	675,117
Non-current financial assets at fair value through other comprehensive income		—	337,083	—	—	337,083
Non-current financial assets at amortized costs		—	—	1,314	—	1,314
Non-current derivative assets		281,197	—	—	171,774	452,971
Other financial assets		—	—	1,307,911	—	1,307,911
Trade and other receivables		—	—	1,920,428	—	1,920,428

		956,314	337,083	3,229,653	171,774	4,694,824

	~~W~~	3,497,795	337,083	13,862,483	217,803	17,915,164

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

5.	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of September 30, 2020 and December 31, 2019 are as follows, continued:

In millions of won	December 31, 2019
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	1,810,129	—	1,810,129
Current financial assets
Current financial assets at fair value through profit or loss		131,385	—	—	—	131,385
Current financial assets at amortized costs		—	—	12,302	—	12,302
Current derivative assets		21	—	—	27,597	27,618
Other financial assets		—	—	1,415,204	—	1,415,204
Trade and other receivables		—	—	7,701,452	—	7,701,452

		131,406	—	10,939,087	27,597	11,098,090

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		615,876	—	—	—	615,876
Non-current financial assets at fair value through other comprehensive income		—	379,170	—	—	379,170
Non-current financial assets at amortized costs		—	—	1,307	—	1,307
Non-current derivative assets		165,183	—	—	118,232	283,415
Other financial assets		—	—	1,283,730	—	1,283,730
Trade and other receivables		—	—	2,002,297	—	2,002,297

		781,059	379,170	3,287,334	118,232	4,565,795

	~~W~~	912,465	379,170	14,226,421	145,829	15,663,885

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	1,480,667	—	1,480,667
Debt securities		—	7,879,336	—	7,879,336
Derivative liabilities		9,963	—	11,229	21,192
Trade and other payables		—	5,004,275	—	5,004,275

		9,963	14,364,278	11,229	14,385,470

Non-current liabilities
Borrowings		—	3,504,247	—	3,504,247
Debt securities		—	57,416,970	—	57,416,970
Derivative liabilities		52,352	—	61,481	113,833
Trade and other payables		—	7,012,377	—	7,012,377

		52,352	67,933,594	61,481	68,047,427

	~~W~~	62,315	82,297,872	72,710	82,432,897

In millions of won	December 31, 2019
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	1,315,134	—	1,315,134
Debt securities		—	7,542,705	—	7,542,705
Derivative liabilities		13,286	—	59,778	73,064
Trade and other payables		—	6,649,402	—	6,649,402

		13,286	15,507,241	59,778	15,580,305

Non-current liabilities
Borrowings		—	3,389,743	—	3,389,743
Debt securities		—	55,628,959	—	55,628,959
Derivative liabilities		39,861	—	57,035	96,896
Trade and other payables		—	6,965,760	—	6,965,760

		39,861	65,984,462	57,035	66,081,358

	~~W~~	53,147	81,491,703	116,813	81,661,663

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income (loss) from financial instruments for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

In millions of won		September 30, 2020			September 30, 2019
		Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Cash and cash equivalents	Interest income	~~W~~	1,375	7,421	22,672	57,917
	Gain (loss) on foreign currency transactions and translations		(1,417)	11,528	5,302	13,096
Financial assets at fair value through profit or loss	Interest income		3,946	13,027	1,358	4,613
	Gain (loss) on valuation of financial assets		882	9,897	(376)	7,719
	Gain on disposal of financial assets		196	3,657	1,391	2,094
	Loss on foreign currency transactions and translations		(107)	(245)	—	—
Financial assets at fair value through other comprehensive income	Dividends income		564	4,649	2,262	6,002
Financial assets at amortized cost	Interest income		149	470	6	31
	Gain (loss) on foreign currency transactions and translations		(682)	109	(346)	(774)
Loans	Interest income		4,052	12,954	13,427	39,465
	Gain (loss) on foreign currency transactions and translations		(191)	61	514	(59)
Trade and other receivables	Interest income		42,420	125,018	25,216	66,248
	Gain (loss) on foreign currency transactions and translations		(8,228)	3,651	(40,744)	(33,560)
Short-term financial instruments	Interest income		3,808	20,840	8,644	27,330
	Gain (loss) on foreign currency transactions and translations		(21,431)	4,018	38,120	65,386
Long-term financial instruments	Interest income		2,754	9,206	—	1
Other financial assets	Interest income		116	260	96	393
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		325,202	1,031,705	359,155	1,059,024
	Loss on repayment of financial liabilities		(5)	(35)	—	—
	Interest expense of trade and other payables		53,151	151,139	17,969	49,275
	Interest expense of others		104,899	321,281	144,192	429,546
	Other finance income		364	651	—	—
	Gain (loss) on foreign currency transactions and translations		315,706	(213,417)	(479,415)	(916,278)
Derivatives (trading)	Gain (loss) on valuation of derivatives		(82,657)	163,434	156,956	317,810
	Gain (loss) on transaction of derivatives		(332)	14,665	13,668	45,563
Derivatives (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		(98,921)	25,216	139,704	290,033
	Gain (loss) on valuation of derivatives (equity, before tax)		17,481	95,178	(7,627)	26,536
	Gain on transaction of derivatives		2,583	70,397	34,557	51,424

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

6.	Restricted Deposits

Restricted deposits as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won		September 30, 2020		December 31, 2019
Cash and cash equivalents	Escrow	~~W~~	571	—
	Deposits for government project and others		6,029	9,287
	Collateral provided for borrowings		70,049	63,198
	Collateral provided for lawsuit		2	3
	Deposits for transmission regional support program		8,304	3,002
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises and others		106,500	93,000
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		575,033	541,969
Long-term financial instruments	Escrow		82	74
	Guarantee deposits for banking accounts at oversea branches		330	326
	Collateral provided for borrowings		11,745	11,745
	Decommissioning costs of nuclear power plants		258,282	250,464
	Funds for developing small and medium enterprises (*)		200,000	200,000

		~~W~~	1,236,927	1,173,068

(*)	Deposits for small and medium enterprise at IBK and others for construction of Bitgaram Energy Valley and support for high potential businesses as of September 30, 2020 and December 31, 2019.

7.	Cash and Cash Equivalents

Cash and cash equivalents as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020		December 31, 2019
Cash	~~W~~	1,198	266
Other demand deposits		1,127,645	1,117,499
Short-term deposits classified as cash equivalents		300,307	527,235
Short-term investments classified as cash equivalents		146,948	165,129

	~~W~~	1,576,098	1,810,129

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

8.	Trade and Other Receivables

(1)	Trade and other receivables as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	6,838,969	(209,598)	—	6,629,371
Other receivables		688,983	(28,476)	(1,290)	659,217

		7,527,952	(238,074)	(1,290)	7,288,588

Non-current assets
Trade receivables		263,629	(194)	—	263,435
Other receivables		1,748,440	(87,623)	(3,824)	1,656,993

		2,012,069	(87,817)	(3,824)	1,920,428

	~~W~~	9,540,021	(325,891)	(5,114)	9,209,016

In millions of won	December 31, 2019
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,147,683	(208,505)	—	6,939,178
Other receivables		792,147	(27,579)	(2,294)	762,274

		7,939,830	(236,084)	(2,294)	7,701,452

Non-current assets
Trade receivables		338,261	(4,254)	(382)	333,625
Other receivables		1,759,930	(86,576)	(4,682)	1,668,672

		2,098,191	(90,830)	(5,064)	2,002,297

	~~W~~	10,038,021	(326,914)	(7,358)	9,703,749

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	313,372	(28,215)	—	285,157
Accrued income		55,674	—	—	55,674
Deposits		236,680	—	(1,290)	235,390
Finance lease receivables		55,801	(261)	—	55,540
Others		27,456	—	—	27,456

		688,983	(28,476)	(1,290)	659,217

Non-current assets
Non-trade receivables		136,107	(79,227)	—	56,880
Accrued income		984	—	—	984
Deposits		375,108	—	(3,824)	371,284
Finance lease receivables		1,133,095	(454)	—	1,132,641
Others		103,146	(7,942)	—	95,204

		1,748,440	(87,623)	(3,824)	1,656,993

	~~W~~	2,437,423	(116,099)	(5,114)	2,316,210

In millions of won	December 31, 2019
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	376,438	(27,201)	—	349,237
Accrued income		68,921	—	—	68,921
Deposits		273,887	—	(2,294)	271,593
Finance lease receivables		60,304	(378)	—	59,926
Others		12,597	—	—	12,597

		792,147	(27,579)	(2,294)	762,274

Non-current assets
Non-trade receivables		196,821	(78,654)	—	118,167
Accrued income		2,222	—	—	2,222
Deposits		338,989	—	(4,682)	334,307
Finance lease receivables		1,118,537	(484)	—	1,118,053
Others		103,361	(7,438)	—	95,923

		1,759,930	(86,576)	(4,682)	1,668,672

	~~W~~	2,552,077	(114,155)	(6,976)	2,430,946

(3)

Trade and other receivables are classified as financial assets at amortized cost and are measured using the effective interest rate method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. But once trade receivables are overdue, the Group imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Group holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with delinquent payments.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

8.	Trade and Other Receivables, Continued

(4)	Aging analysis of trade receivables as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020		December 31, 2019
Trade receivables: (not overdue)	~~W~~	6,793,410	7,338,757

Trade receivables: (impairment reviewed)		309,188	147,187

Less than 60 days		3,155	6,555
60 ~ 90 days		51,145	1,899
90 ~ 120 days		7,478	2,106
120 days ~ 1 year		38,520	37,357
Over 1 year		208,890	99,270

		7,102,598	7,485,944
Less: allowance for doubtful accounts		(209,792)	(212,759)
Less: present value discount		—	(382)

	~~W~~	6,892,806	7,272,803

At the end of each reporting period, the Group assesses whether the credit to trade receivables is impaired. The Group recognizes loss allowances for trade receivables individually when there is any objective evidence that trade receivables are impaired and significant, and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

(5)	Changes in the allowance for doubtful accounts for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	September 30, 2020			December 31, 2019
	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	212,759	114,155	215,868	104,726
Bad debt expense		18,297	502	29,221	19,206
Write-off, etc.		(12,869)	(593)	(10,106)	(1,146)
Reversals		(3,223)	—	(41,940)	—
Others		(5,172)	2,035	19,716	(8,631)

Ending balance	~~W~~	209,792	116,099	212,759	114,155

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

9.	Financial Assets at Fair Value through Profit or Loss

Financial assets at fair value through profit or loss as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Financial assets at fair value through profit or loss
Beneficiary Certificate	~~W~~	64,961	145,887	894	160,952
Cooperative		—	5,468	—	5,155
Others (*)		2,415,390	308,366	130,491	244,857

		2,480,351	459,721	131,385	410,964

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives		—	215,396	—	150,916
Others		—	—	—	53,996

		—	215,396	—	204,912

	~~W~~	2,480,351	675,117	131,385	615,876

(*)	‘Others’ include MMT, etc.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income

(1)	Changes in financial assets at fair value through other comprehensive income for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	September 30, 2020
	Beginning balance		Acquisitions	Disposals	Valuation	Others	Ending balance
Listed	~~W~~	201,201	—	(4)	(46,135)	(273)	154,789
Unlisted		177,969	2,900	(1)	(163)	1,589	182,294

		379,170	2,900	(5)	(46,298)	1,316	337,083

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		379,170	2,900	(5)	(46,298)	1,316	337,083

In millions of won	December 31, 2019
	Beginning balance		Acquisitions	Disposals	Valuation	Others	Ending balance
Listed	~~W~~	210,055	—	—	(11,734)	2,880	201,201
Unlisted		189,439	1,876	(19,315)	3,715	2,254	177,969

		399,494	1,876	(19,315)	(8,019)	5,134	379,170

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		399,494	1,876	(19,315)	(8,019)	5,134	379,170

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	79,356	79,356
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	156	156
SM Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	52	52
PAN Ocean Co., Ltd.	1,492	0.00%		14	5	5
Dongbu Corp.	955	0.00%		12	10	10
KSP Co., Ltd.	22,539	0.06%		53	28	28
STX Heavy Industries Co., Ltd.	7,419	0.03%		107	30	30
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk.	480,000,000	1.50%		65,028	42,930	42,930
Energy Fuels Inc.	1,711,814	1.31%		16,819	3,336	3,336
Bunji Corporation Limited	99,763	0.07%		18,445	—	—
Denison Mines Corp.	58,284,000	9.76%		84,134	28,655	28,655
Fission 3.0	75,000	0.05%		—	5	5
Fission Uranium Corp.	800,000	0.16%		785	225	225

				359,262	154,789	154,789

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	6.00%		5,000	954	954
Smart Power Co., Ltd.	133,333	4.14%		200	200	200
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Set Holding (*2)	1,100,220	2.50%		229,255	166,865	166,865
SMG Energy Co., Ltd.	580,000	5.00%		2,900	2,900	2,900
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,632	2,632
Seobu Highway Solar Co., Ltd.	19,460	2.86%		195	195	195
Dongbu Highway Solar Co., Ltd.	19,020	4.99%		190	190	190
Others (*3)				11,987	8,358	8,358

				270,879	182,294	182,294

			~~W~~	630,141	337,083	337,083

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the nine-month period ended September 30, 2020.

(*3)	Equity securities acquired through debt-for-equity swaps of electricity rate bonds, etc. It consists of 269 companies including Hwan Young Steel Ind. Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of September 30, 2020 and December 31, 2019 are as follows, continued:

In millions of won	December 31, 2019
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	107,090	107,090
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	80	80
SM Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	52	52
PAN Ocean Co., Ltd.	1,492	0.00%		14	7	7
Dongbu Corp.	955	0.00%		12	8	8
KSP Co., Ltd.	22,539	0.06%		24	40	40
STX Heavy Industries Co., Ltd.	8,639	0.03%		213	26	26
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk.	480,000,000	1.50%		65,028	62,026	62,026
Energy Fuels Inc.	1,711,814	1.91%		16,819	3,764	3,764
Bunji Corporation Limited	99,763	0.07%		18,445	—	—
Denison Mines Corp.	58,284,000	10.42%		84,134	27,903	27,903
Fission 3.0	75,000	0.14%		—	5	5
Fission Uranium Corp.	800,000	0.16%		785	199	199

				359,339	201,202	201,202

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	6.00%		5,000	954	954
Seobu Highway Solar Co., Ltd.	19,460	10.00%		192	192	192
Dongbu Highway Solar Co., Ltd.	19,020	4.99%		192	192	192
Muan Sunshine Solar Power Plant Co., Ltd.	298,300	19.00%		1,491	1,491	1,491
Smart Power Co., Ltd.	133,333	4.14%		200	200	200
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Set Holding (*2)	1,100,220	2.50%		229,255	166,863	166,863
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,596	2,596
Others (*3)				9,235	5,480	5,480

				266,717	177,968	177,968

			~~W~~	626,056	379,170	379,170

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2019.

(*3)	Equity securities acquired through debt-for-equity swaps of electricity rate bonds, etc. It consists of 224 companies including Borneo Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

11.	Financial Assets at Amortized Cost

Financial assets at amortized cost as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020
	Financial assets at amortized cost		Government grants	Allowance for doubtful accounts	Others	Book value
Government bonds	~~W~~	1,443	—	—	—	1,443
Others		13,000	—	—	—	13,000

	~~W~~	14,443	—	—	—	14,443

Current	~~W~~	13,129	—	—	—	13,129
Non-current		1,314	—	—	—	1,314

In millions of won	December 31, 2019
	Financial assets at amortized cost		Government grants	Allowance for doubtful accounts	Others	Book value
Government bonds	~~W~~	1,609	—	—	—	1,609
Others		12,000	—	—	—	12,000

	~~W~~	13,609	—	—	—	13,609

Current	~~W~~	12,302	—	—	—	12,302
Non-current		1,307	—	—	—	1,307

12.	Derivatives

(1)	Derivatives as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	61,129	—	21	43,931
Currency swap		46,030	441,298	27,597	229,258
Interest rate swap		—	9,038	—	7,592
Others (*1)		—	2,635	—	2,634

	~~W~~	107,159	452,971	27,618	283,415

Derivative liabilities
Currency forward	~~W~~	2,844	—	7,081	—
Currency swap		10,281	36,890	59,327	45,184
Interest rate swap		1,862	75,975	451	50,756
Others (*2, 3)		6,205	968	6,205	956

	~~W~~	21,192	113,833	73,064	96,896

(*1)	As described in Note 16, the Group has a right to purchase the shares of KOSPO Youngnam Power Co., Ltd., a subsidiary of the Group, and the amount is the fair value of the stock option.
(*2)

As described in Note 46, the Group has an obligation to settle the convertible preferred stock to financial investors pursuant to the settlement contract with Samcheok Eco Materials Co., Ltd. and the fair value of the obligation is recorded in ‘Others’.

(*3)	The Group has granted stock option to Chester Solar IV SpA, a joint venture of the Group, and other 4 investors, and recognized its evaluated amount as other derivative liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of September 30, 2020 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate (in won)
			Pay		Receive
Hana Bank	2014.04.10	2021.07.12	~~W~~	55,120	USD 52,000	~~W~~	1,060.00
Hana Bank	2014.04.28	2021.07.12		50,784	USD 48,000		1,058.00
Bank of America	2014.04.29	2021.07.12		105,400	USD 100,000		1,054.00
Hana Bank	2014.05.09	2021.07.12		104,600	USD 100,000		1,046.00
Hana Bank	2017.12.22	2021.07.12		105,079	USD 100,000		1,050.79
Korea Development Bank	2017.12.27	2021.07.12		104,849	USD 100,000		1,048.49
Woori Bank	2020.09.07	2020.10.07		47,971	USD 40,400		1,187.41
Shinhan Bank	2020.07.21	2020.10.13		5,222	USD 4,360		1,197.58
Shinhan Bank	2020.07.21	2020.10.13		5,619	USD 4,692		1,197.58
Shinhan Bank	2020.07.21	2020.10.15		4,073	USD 3,402		1,197.23
Shinhan Bank	2020.07.21	2020.10.19		4,424	USD 3,696		1,197.17
Shinhan Bank	2020.07.22	2020.10.08		5,253	USD 4,402		1,193.35
Shinhan Bank	2020.07.28	2020.10.08		5,437	USD 4,561		1,192.10
Mizuho Bank	2020.08.05	2020.11.03		9,083	USD 7,626		1,191.00
Mizuho Bank	2020.08.05	2020.11.03		5,237	USD 4,400		1,190.30
Shinhan Bank	2020.08.13	2020.11.10		7,085	USD 5,994		1,182.10
Hana Bank	2020.08.27	2020.11.16		8,937	USD 7,538		1,185.60
Shinhan Bank	2020.08.27	2020.11.25		5,792	USD 4,885		1,185.50
Nonghyup Bank	2020.08.28	2020.10.06		5,920	USD 5,000		1,184.00
Mizuho Bank	2020.08.28	2020.11.17		11,794	USD 9,954		1,184.80
Morgan Stanley	2020.09.04	2020.10.08		5,950	USD 5,000		1,189.90
Korea Development Bank	2020.09.08	2020.10.12		5,935	USD 5,000		1,187.00
Hana Bank	2020.09.10	2020.10.14		3,554	USD 3,000		1,184.75
Mizuho Bank	2020.09.10	2020.10.15		5,925	USD 5,000		1,184.95
Woori Bank	2020.09.11	2020.10.19		8,311	USD 7,000		1,187.25
Nonghyup Bank	2020.09.14	2020.10.22		4,738	USD 4,000		1,184.60
Mizuho Bank	2020.09.14	2020.10.23		5,919	USD 5,000		1,183.80
Standard Chartered	2020.09.15	2020.10.26		7,093	USD 6,000		1,182.15
Hana Bank	2020.09.15	2020.10.27		7,084	USD 6,000		1,180.70
CCB	2020.09.15	2020.10.27		4,716	USD 4,000		1,179.00
Shinhan Bank	2020.09.15	2020.11.30		5,029	USD 4,252		1,182.93
Shinhan Bank	2020.09.15	2020.12.01		7,565	USD 6,406		1,180.93
Shinhan Bank	2020.09.15	2020.12.08		9,121	USD 7,723		1,181.02
Nonghyup Bank	2020.09.16	2020.10.28		3,530	USD 3,000		1,176.50
Credit Agricole	2020.09.25	2020.10.30		5,849	USD 5,000		1,169.80
Korea Development Bank	2020.09.28	2020.11.03		5,871	USD 5,000		1,174.14
MUFG	2020.09.10	2020.10.06		5,927	USD 5,000		1,185.41
Nonghyup Bank	2020.09.11	2020.10.06		10,102	USD 8,500		1,188.50
Mizuho Bank	2020.09.22	2020.10.13		10,477	USD 9,000		1,164.10
Hana Bank	2020.09.28	2020.10.13		10,563	USD 9,000		1,173.70
Korea Development Bank	2020.09.22	2020.10.06		4,006	EUR 2,924		1,370.07
Standard Chartered	2020.09.15	2020.10.16		2,787	USD 2,364		1,178.80
Mizuho Bank	2020.09.15	2020.10.16		5,893	USD 5,000		1,178.67
MUFG	2020.09.18	2020.10.22		4,854	USD 4,154		1,168.45
Credit Agricole	2020.09.18	2020.10.22		5,842	USD 5,000		1,168.40
Nova Scotia	2020.09.18	2020.10.22		7,374	USD 6,331		1,164.85
Hana Bank	2020.09.07	2020.10.06		2,969	USD 2,500		1,187.40
Nonghyup Bank	2020.09.14	2020.10.13		1,658	USD 1,400		1,184.40

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of September 30, 2020 are as follows, continued:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate (in won)
			Pay		Receive
Busan Bank	2020.09.29	2020.10.23	~~W~~	3,860	USD 3,300	~~W~~	1,169.60
Soohyup Bank	2020.09.29	2020.10.23		3,275	USD 2,800		1,169.80
Nova Scotia	2019.12.16	2020.12.03		11,657	USD 10,000		1,165.70
Nonghyup Bank	2019.12.16	2020.12.03		23,324	USD 20,000		1,166.20
Nova Scotia	2020.09.18	2021.01.12		46,700	USD 40,000		1,167.50
Mizuho Bank	2020.09.18	2021.03.11		15,177	USD 13,000		1,167.45
HSBC	2020.09.18	2021.06.11		31,506	USD 27,000		1,166.90
Standard Chartered	2020.09.03	2020.10.08		4,509	USD 3,800		1,186.70
Shinhan Bank	2020.09.10	2020.10.13		4,740	USD 4,000		1,184.93
Shinhan Bank	2020.09.10	2020.10.13		4,382	USD 3,700		1,184.45
Credit Agricole	2020.09.23	2020.10.26		5,007	USD 4,300		1,164.40
Woori Bank	2020.09.24	2020.10.26		8,189	USD 7,000		1,169.90
Shinhan Bank	2020.09.24	2020.10.26		11,707	USD 10,000		1,170.70
Hana Bank	2020.09.24	2020.10.26		5,861	USD 5,000		1,172.15
Nova Scotia	2020.09.24	2020.10.28		5,872	USD 5,000		1,174.40
Shinhan Bank	2020.09.28	2020.10.30		10,211	USD 8,700		1,173.73
Shinhan Bank	2020.09.29	2020.10.30		7,487	USD 6,400		1,169.85
Woori Bank	2020.09.29	2020.10.30		5,614	USD 4,800		1,169.50

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of September 30, 2020 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract year	Contract amounts			Contract interest rate		Contract exchange rate (in won, USD)
		Pay		Receive	Pay	Receive
Standard Chartered	2014~2029	~~W~~	102,470	USD 100,000	3.14%	3.57%	~~W~~	1,024.70
Societe Generale	2014~2024		105,017	USD 100,000	4.92%	5.13%		1,050.17
Hana Bank	2015~2024		107,970	USD 100,000	4.75%	5.13%		1,079.70
Credit Agricole	2015~2024		94,219	USD 86,920	4.85%	5.13%		1,083.97
Woori Bank	2019~2027		21,708	USD 19,417	5.04%	6.75%		1,118.00
Woori Bank	2019~2024		296,000	USD 250,000	1.21%	2.50%		1,184.00
Korea Development Bank	2019~2024		177,600	USD 150,000	1.24%	2.50%		1,184.00
Hana Bank	2019~2024		118,400	USD 100,000	1.24%	2.50%		1,184.00
Woori Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Korea Development Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2025		120,660	USD 100,000	0.54%	1.13%		1,206.60
Citibank	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
JP Morgan	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
Bank of America	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
Shinhan Bank	2016~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
HSBC	2012~2022		111,770	USD 100,000	2.89%	3.00%		1,117.70
Hana Bank	2012~2022		111,770	USD 100,000	2.87%	3.00%		1,117.70
Standard Chartered	2012~2022		111,770	USD 100,000	2.89%	3.00%		1,117.70
Deutsche Bank	2012~2022		55,885	USD 50,000	2.79%	3.00%		1,117.70
Nomura	2015~2025		111,190	USD 100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Hana Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD 100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD 850,000	2.66%	3.35%		135.75
Korea Development Bank	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
Woori Bank	2018~2023		170,280	USD 150,000	2.18%	3.75%		1,135.20
Hana Bank	2018~2023		113,520	USD 100,000	2.17%	3.75%		1,135.20
Shinhan Bank	2018~2023		227,040	USD 200,000	2.17%	3.75%		1,135.20
Citibank	2019~2024		239,956	CHF 200,000	1.44%	0.00%		1,199.78
Korea Development Bank	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
HSBC	2019~2024		USD 205,500	AUD 300,000	3M Libor + 0.78%	3M BBSW + 0.97%		USD 0.69

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of September 30, 2020 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract year	Contract amounts			Contract interest rate		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
Kookmin Bank	2020~2025	~~W~~	118,780	USD 100,000	1.29%	2.13%	~~W~~	1,187.80
Shinhan Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Hana Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Korea Development Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Hana Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Woori Bank	2020~2026		118,910	USD 100,000	0.62%	1.00%		1,189.10
Korea Development Bank	2016~2021		121,000	USD 100,000	2.15%	2.50%		1,210.00
Morgan Stanley	2016~2021		121,000	USD 100,000	3M Libor + 2.10%	2.50%		1,210.00
BNP Paribas	2016~2021		121,000	USD 100,000	3M Libor + 2.10%	2.50%		1,210.00
Nomura	2017~2037		52,457	EUR 40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK 450,000	2.62%	2.36%		132.05
Korea Development Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Kookmin Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Woori Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Korea Development Bank	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
BNP Paribas	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Kookmin Bank	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Korea Development Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Hana Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Kookmin Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Hana Bank	2018~2021		212,960	USD 200,000	2.10%	3.00%		1,064.80
Korea Development Bank	2018~2021		212,960	USD 200,000	2.10%	3.00%		1,064.80
Hana Bank	2017~2022		226,600	USD 200,000	1.94%	2.63%		1,133.00
Korea Development Bank	2017~2022		113,300	USD 100,000	1.94%	2.63%		1,133.00
Nomura	2017~2022		113,300	USD 100,000	1.95%	2.63%		1,133.00
Woori Bank	2017~2022		56,650	USD 50,000	1.95%	2.63%		1,133.00
Kookmin Bank	2017~2022		56,650	USD 50,000	1.95%	2.63%		1,133.00
Korea Development Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Woori Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Credit Agricole	2018~2023		112,890	USD 100,000	2.26%	3.88%		1,128.90
Hana Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90
Kookmin Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90
Woori Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Hana Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Korea Development Bank	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of September 30, 2020 are as follows:

In millions of won and thousands of USD

Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay	Receive
Hana Bank	2017~2022	~~W~~	100,000	2.01%	3M CD + 0.24%
Hana Bank	2017~2022		100,000	2.06%	3M CD + 0.27%
Hana Bank	2017~2021		200,000	2.45%	3M CD + 0.32%
Nomura (*)	2018~2038		30,000	2.56%	3.75%
Hana Bank	2018~2023		200,000	2.15%	3M CD + 0.19%
Hana Bank	2018~2023		200,000	2.17%	3M CD + 0.19%
Hana Bank	2018~2023		150,000	2.03%	3M CD + 0.21%
Hana Bank	2019~2024		200,000	1.87%	3M CD + 0.13%
Societe Generale	2017~2022		200,000	3M Libor + 3.44%	3.77%
Nomura	2017~2027		52,457	3M Libor + 2.25%	2.60%
Nomura	2017~2027		59,423	3M Libor + 2.27%	2.62%
Export-import bank of Korea	2015~2031		USD 15,893	2.67%	6M USD Libor
ING Bank	2015~2031		USD 7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031		USD 7,861	2.67%	6M USD Libor

(*)

2.56% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter. Depending on the counterparty exercising the right, the contract may be early settled on the same date every year from June 15, 2023.

(6)	Interest rate swap contracts which are designated as hedging instruments as of September 30, 2020 are as follows:

In millions of won and thousands of USD

Counterparty	Contract year	Contract amount	Contract interest rate per annum
			Pay	Receive
BNP Paribas	2009~2027	USD 74,264	4.16%	6M USD Libor
KFW	2009~2027	USD 74,264	4.16%	6M USD Libor
Export-import bank of Korea	2016~2036	USD 78,092	3.00%	6M USD Libor

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

12.	Derivatives, Continued

(7)

Gains and losses on valuation and transaction of derivatives for the three and nine-month periods ended September 30, 2020 and 2019 are as follows and included in finance income and expenses in the consolidated statements of comprehensive income (loss):

In millions of won	Net income effects of valuation gain (loss)					Net income effects of transaction gain (loss)				Other comprehensive income (loss) (*)
	September 30, 2020			September 30, 2019		September 30, 2020		September 30, 2019		September 30, 2020		September 30, 2019
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
Currency forward	~~W~~	(15,981)	14,990	27,848	50,381	(3,272)	6,856	5,024	15,266	—	—	—	—
Currency swap		(170,967)	187,295	279,069	588,832	10,777	86,974	44,208	83,119	17,025	80,999	(9,091)	34,436
Interest rate swap		5,370	(13,635)	(10,257)	(31,370)	(5,254)	(8,768)	(1,007)	(1,398)	456	14,179	1,464	(7,900)

	~~W~~	(181,578)	188,650	296,660	607,843	2,251	85,062	48,225	96,987	17,481	95,178	(7,627)	26,536

(*)

For the nine-month period ended September 30, 2020, the net gain on valuation of derivatives applying cash flow hedge accounting of ~~W~~58,693 million, net of tax, is included in other comprehensive income (loss).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

13.	Other Financial Assets

(1)	Other financial assets as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Loans	~~W~~	76,834	847,612	64,111	725,755
Less: allowance for doubtful accounts		(4)	(11,181)	(31)	(15,063)
Less: present value discount		(910)	(31,988)	(847)	(35,218)

		75,920	804,443	63,233	675,474

Long-term / short-term financial instruments		1,679,095	503,468	1,351,971	608,256

	~~W~~	1,755,015	1,307,911	1,415,204	1,283,730

(2)	Loans as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020
	Face value		Allowance for doubtful accounts	Present value discount	Book value
Short-term loans
Loans for tuition	~~W~~	35,914	—	(910)	35,004
Loans for housing		21,048	—	—	21,048
Fisheries loan		3,813	—	—	3,813
Other loans		16,059	(4)	—	16,055

		76,834	(4)	(910)	75,920

Long-term loans
Loans for tuition		428,282	—	(31,988)	396,294
Loans for housing		226,435	—	—	226,435
Loans for related parties		128,173	(1,047)	—	127,126
Other loans		64,722	(10,134)	—	54,588

		847,612	(11,181)	(31,988)	804,443

	~~W~~	924,446	(11,185)	(32,898)	880,363

In millions of won	December 31, 2019
	Face value		Allowance for doubtful accounts	Present value discount	Book value
Short-term loans
Loans for tuition	~~W~~	33,636	—	(847)	32,789
Loans for housing		17,113	—	—	17,113
Other loans		13,362	(31)	—	13,331

		64,111	(31)	(847)	63,233

Long-term loans
Loans for tuition		419,905	—	(35,197)	384,708
Loans for housing		199,454	—	—	199,454
Loans for related parties		89,132	(4,930)	—	84,202
Other loans		17,264	(10,133)	(21)	7,110

		725,755	(15,063)	(35,218)	675,474

	~~W~~	789,866	(15,094)	(36,065)	738,707

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

13.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	September 30, 2020		December 31, 2019
Beginning balance	~~W~~	15,094	4,952
Bad debt expense (reversal)		(2,465)	10,142
Others		(1,444)	—

Ending balance	~~W~~	11,185	15,094

(4)	Long-term and short-term financial instruments as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Time deposits	~~W~~	1,316,483	173,129	1,034,971	257,857
CP		49,565	9,915	40,000	—
CD		15,000	—	15,000	—
RP		55,105	—	40,000	—
Others		242,942	320,424	222,000	350,399

	~~W~~	1,679,095	503,468	1,351,971	608,256

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

14.	Inventories

Inventories as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,625,704	(1,430)	3,624,274
Merchandises		1,354	—	1,354
Work-in-progress		173,082	—	173,082
Finished goods		49,612	—	49,612
Supplies		2,339,559	(4,640)	2,334,919
Inventories-in-transit		716,609	—	716,609
Other inventories		20,062	—	20,062

	~~W~~	6,925,982	(6,070)	6,919,912

In millions of won	December 31, 2019
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,790,443	(1,430)	3,789,013
Merchandises		340	—	340
Work-in-progress		165,073	—	165,073
Finished goods		58,280	—	58,280
Supplies		2,121,363	(4,369)	2,116,994
Inventories-in-transit		906,267	—	906,267
Other inventories		14,733	—	14,733

	~~W~~	7,056,499	(5,799)	7,050,700

The reversal of the allowance for loss on inventory valuation due to increase in the net realizable value of inventory deducted from cost of sales for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 were ~~W~~3,898 million and ~~W~~4,872 million, respectively.

The amounts of loss from inventory valuation included in other gains or losses for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 were ~~W~~4,169 million and ~~W~~3,127 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

15.	Non-financial Assets

Non-financial assets as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Advanced payments	~~W~~	198,624	41,979	147,784	2,694
Prepaid expenses		261,904	144,675	308,017	84,421
Others (*)		352,527	53,076	750,576	79,814

	~~W~~	813,055	239,730	1,206,377	166,929

(*) Details of others as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Greenhouse gas emissions rights	~~W~~	225,244	—	437,562	—
Other quick assets		127,283	53,076	313,014	79,814

	~~W~~	352,527	53,076	750,576	79,814

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of September 30, 2020 and December 31, 2019 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			September 30, 2020	December 31, 2019
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Architectural engineering for utility plant and others	KOREA	65.77%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	KOREA	100.00%	100.00%
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte., Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of September 30, 2020 and December 31, 2019 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			September 30, 2020	December 31, 2019
KOREA Imouraren Uranium Investment Corp.	Holding company	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy, Ltd.	Holding company	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	80.00%	80.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Philippines Corporation	Holding company	PHILIPPINES	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	CANADA	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, INC.	Power generation	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	99.96%	99.96%
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Mira Power Limited (*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd.	Recycling fly ashes	KOREA	86.22%	86.22%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of September 30, 2020 and December 31, 2019 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			September 30, 2020	December 31, 2019
Commerce and Industry Energy Co., Ltd. (*4)	Power generation	KOREA	85.00%	85.00%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	99.99%	99.99%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
HeeMang Sunlight Power Co., Ltd.	Operation of utility plant	KOREA	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	JORDAN	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	KOREA	50.00%	50.00%
VI Carbon Professional Private Special Asset Investment Trust 1	Holding company	KOREA	96.67%	96.67%
Chitose Solar Power Plant LLC	Power generation	JAPAN	80.10%	80.10%
KEPCO Energy Solution Co., Ltd.	Energy service	KOREA	100.00%	100.00%
Solar School Plant Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KOSPO Power Services Limitada	Utility plant maintenance and others	CHILE	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	KOREA	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	LAOS	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	100.00%	100.00%
KEPCO Alamosa LLC	Holding company	USA	50.10%	50.10%
KEPCO Solar of Alamosa, LLC	Power generation	USA	100.00%	100.00%
KEPCO Mangilao Holdings LLC (formerly, KEPCO- LG CNS Mangilao Holdings LLC) (*5)	Holding company	USA	100.00%	70.00%
Mangilao Investment LLC	Holding company	USA	100.00%	100.00%
KEPCO Mangilao Solar, LLC (formerly, KEPCO-LG CNS Mangilao Solar, LLC)	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	KOREA	75.99%	75.99%
PT. Siborpa Eco Power	Construction and operation of utility plant	INDONESIA	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	KOREA	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	KOREA	76.11%	76.11%
Songhyun e-New Industry Fund	Holding company	KOREA	80.65%	80.65%
PT. Korea Energy Indonesia	Utility plant maintenance	INDONESIA	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	CHILE	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	KOREA	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance	KOREA	100.00%	100.00%
KOSPO USA Inc.	Holding company	USA	100.00%	100.00%
Nambu USA LLC	Holding company	USA	100.00%	100.00%
Tamra Offshore Wind Power Co., Ltd.	Power generation	KOREA	63.00%	63.00%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of September 30, 2020 and December 31, 2019 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			September 30, 2020	December 31, 2019
KEPCO MCS Co., Ltd.	Electric meter reading and others	KOREA	100.00%	100.00%
KEPCO FMS Co., Ltd.	Security service and others	KOREA	100.00%	100.00%
Firstkeepers Co., Ltd.	Facility maintenance	KOREA	100.00%	100.00%
Secutec Co., Ltd.	Security service	KOREA	100.00%	100.00%
SE Green Energy Co., Ltd.	Power generation	KOREA	84.80%	84.80%
KEPCO Mangilao America LLC (*6)	Holding company	USA	100.00%	100.00%
Mangilao Intermediate Holdings LLC	Holding company	USA	100.00%	100.00%
KEPCO CSC Co., Ltd.	Facility maintenance	KOREA	100.00%	100.00%
KOAK Power Limited	Facility maintenance	PAKISTAN	100.00%	100.00%
KOMIPO Europe B.V.	Holding company	SWEDEN	100.00%	100.00%
Haenanum Energy Fund	Holding company	KOREA	99.64%	99.64%
Paju Ecoenergy Co., Ltd.	Power generation	KOREA	89.00%	89.00%
Guam Ukudu Power LLC	Power generation	USA	100.00%	—
TS Energy No. 25 Co., Ltd.	Power generation	KOREA	90.00%	—
KPS Partners Co., Ltd.	Facility maintenance	KOREA	100.00%	—
KEPCO E&C Service Co., Ltd.	Facility maintenance	KOREA	100.00%	—
Moha Solar Co., Ltd.	Power generation	KOREA	100.00%	—

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.08%.
(*2)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group obtained the majority of the voting power through the shareholders’ agreement.

(*3)	As of the reporting date, the annual reporting period of all subsidiaries is December 31, except for Mira Power Limited which is November 30.
(*4)

The Group guarantees a certain return on investment related to Commerce and Industry Energy Co., Ltd. for the financial investors. The financial investors have a right to sell their shares to the Group which can be exercised 84 months after the date of investment. Accordingly, the purchase price including the return on investment is classified as a liability.

(*5)

As of the end of the reporting period, the Group does not have a shareholding; however, this subsidiary is included in the consolidated financial statements as the Group has control over KEPCO Mangilao Holdings LLC (formerly, KEPCO-LG CNS Mangilao Holdings LLC) by virtue of the right to nominate all 4 members of the board of directors.

(*6)

As of the end of the reporting period, the Group does not have a shareholding; however, this subsidiary is included in the consolidated financial statements as the Group has control over KEPCO Mangilao America LLC by virtue of the right to nominate the CEO and key management members.

(2)

Subsidiaries newly included in the consolidation scope during the nine-month period ended September 30, 2020 are as follows, and there are no subsidiaries that are excluded from the consolidation scope during the nine-month period ended September 30, 2020.

<Subsidiaries newly included in the consolidation scope during the nine-month period ended September 30, 2020>

Subsidiaries	Reason
Guam Ukudu Power LLC	Newly established
TS Energy No. 25 Co., Ltd.	New investment
KPS Partners Co., Ltd.	Newly established
KEPCO E&C Service Co., Ltd.	Newly established
Moha Solar Co., Ltd.	New investment

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won
September 30, 2020
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	61,148,407	34,974,545	7,363,180	631,758
Korea South-East Power Co., Ltd.		10,754,822	5,829,563	3,268,175	(80,048)
Korea Midland Power Co., Ltd.		12,939,529	9,161,161	3,462,529	109,565
Korea Western Power Co., Ltd.		10,153,457	6,374,461	2,794,778	(63,088)
Korea Southern Power Co., Ltd.		10,699,665	6,445,600	3,220,480	22,154
Korea East-West Power Co., Ltd.		9,431,688	4,831,697	3,092,264	(89,743)
KEPCO Engineering & Construction Company, Inc.		675,397	190,215	273,354	10,210
KEPCO Plant Service & Engineering Co., Ltd.		1,354,551	322,468	899,921	68,005
KEPCO Nuclear Fuel Co., Ltd.		818,876	428,615	194,804	(1,676)
KEPCO KDN Co., Ltd.		614,894	175,522	426,866	15,174
KEPCO International HongKong Ltd.		136,486	—	—	1,919
KEPCO International Philippines Inc.		142,620	113	—	34,999
KEPCO Gansu International Ltd.		8,375	553	—	(6)
KEPCO Philippines Holdings Inc.		207,600	5,491	—	46,274
KEPCO Philippines Corporation		6,632	24	—	(160)
KEPCO Ilijan Corporation		343,056	50,143	61,882	36,536
KEPCO Lebanon SARL		1,812	9,917	—	(47)
KEPCO Neimenggu International Ltd.		215,165	1,276	—	13,101
KEPCO Shanxi International Ltd.		537,290	210,209	—	(7,289)
KOMIPO Global Pte., Ltd.		280,186	1,082	—	7,089
KEPCO Netherlands B.V.		125,970	81	—	1,779
KOREA Imouraren Uranium Investment Corp.		14,334	156	—	(654)
KEPCO Australia Pty., Ltd.		428	11	—	57
KOSEP Australia Pty., Ltd.		33,645	3,361	11,501	1,881
KOMIPO Australia Pty., Ltd.		44,683	3,713	11,502	2,449
KOWEPO Australia Pty., Ltd.		44,387	3,558	11,501	1,394
KOSPO Australia Pty., Ltd.		38,150	2,897	11,501	2,127
KEPCO Middle East Holding Company		97,069	83,681	—	(1,164)
Qatrana Electric Power Company		502,362	314,459	16,197	18,173
KHNP Canada Energy, Ltd.		46,106	27	—	(9)
KEPCO Bylong Australia Pty., Ltd.		44,472	371,837	—	(6,997)
Korea Waterbury Uranium Limited Partnership		20,907	162	—	(55)
KEPCO Holdings de Mexico		172	36	—	6
KST Electric Power Company		584,050	450,769	47,198	41,816
KEPCO Energy Service Company		2,748	1,233	4,182	835
KEPCO Netherlands S3 B.V.		48,294	67	—	4,145
PT. KOMIPO Pembangkitan Jawa Bali		12,609	1,431	16,077	6,256
PT. Cirebon Power Service		1,924	731	6,403	164
KOWEPO International Corporation		—	11	—	—
KOSPO Jordan LLC		17,804	670	6,376	1,510
EWP Philippines Corporation		1,790	945	—	(8)
EWP America Inc. (*1)		51,709	3,468	11,069	(3,842)
KNF Canada Energy Limited		1,918	17	—	(36)
EWP Barbados 1 SRL		321,794	1,053	2,251	36,084
Gyeonggi Green Energy Co., Ltd.		280,225	254,207	43,380	(9,301)
PT. Tanggamus Electric Power		229,847	196,111	2,595	2,136
Gyeongju Wind Power Co., Ltd.		108,155	72,494	9,305	673
KOMIPO America Inc.		29,737	990	218	(995)
KOSEP USA, Inc.		1	5,217	—	—
PT. EWP Indonesia		34,583	569	—	6,385
KEPCO Netherlands J3 B.V.		121,633	92	—	(17)
Korea Offshore Wind Power Co., Ltd.		350,266	180,987	21,952	2,310

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows, continued:

In millions of won
September 30, 2020
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Global One Pioneer B.V.	~~W~~	210	92	—	(85)
Global Energy Pioneer B.V.		382	101	—	(85)
Mira Power Limited		382,354	298,099	21,832	(4,384)
KOSEP Material Co., Ltd.		2,376	836	2,586	(47)
Commerce and Industry Energy Co., Ltd.		90,878	41,885	22,174	1,726
KEPCO KPS Philippines Corp.		2,945	245	4,032	(167)
KOSPO Chile SpA		137,825	51,550	—	(543)
PT. KOWEPO Sumsel Operation And Maintenance Services		110	245	—	(15)
HeeMang Sunlight Power Co., Ltd.		7,619	4,662	318	(108)
Fujeij Wind Power Company		235,560	211,077	—	11,905
KOSPO Youngnam Power Co., Ltd.		369,813	278,654	198,156	(110)
VI Carbon Professional Private Special Asset Investment Trust 1		3,003	4	—	4
Chitose Solar Power Plant LLC		143,342	126,270	13,869	1,823
KEPCO Energy Solution Co., Ltd.		310,994	2,755	2,846	2,193
Solar School Plant Co., Ltd.		214,735	8,070	2,061	1,205
KOSPO Power Services Limitada		3,500	629	7,959	1,232
Energy New Industry Specialized Investment Private Investment Trust (*2)		262,632	2,863	9,953	4,003
KOEN Bylong Pty., Ltd.		6	64	—	—
KOMIPO Bylong Pty., Ltd.		6	64	—	—
KOWEPO Bylong Pty., Ltd.		6	63	—	(2)
KOSPO Bylong Pty., Ltd.		152	212	—	(2)
EWP Bylong Pty., Ltd.		6	35	—	28
KOWEPO Lao International		8,733	215	6,482	3,986
KEPCO US Inc.		17,444	—	—	—
KEPCO Alamosa LLC		33,662	92	97	(239)
KEPCO Solar of Alamosa, LLC		62,768	46,611	7,138	68
KEPCO Mangilao Holdings LLC (formerly, KEPCO-LG CNS Mangilao Holdings LLC)		27,811	31,187	—	(500)
Mangilao Investment LLC		40,943	63	—	(5)
KEPCO Mangilao Solar, LLC (formerly, KEPCO-LG CNS Mangilao Solar, LLC)		59,804	21,257	—	(195)
Jeju Hanlim Offshore Wind Co., Ltd.		12,054	419	—	(2,136)
PT. Siborpa Eco Power		11,383	6	—	(289)
PT. Korea Energy Indonesia		1,763	186	1,913	191
KOLAT SpA		30,684	532	102	(149)
KEPCO California, LLC		45,504	5,074	—	(1,138)
KEPCO Mojave Holdings, LLC		102,817	71,309	—	(3,303)
Incheon Fuel Cell Co., Ltd.		157,778	136,400	—	(816)
KOEN Service Co., Ltd.		8,116	7,501	24,260	102
KOMIPO Service Co., Ltd.		4,198	3,855	20,874	(380)
KOWEPO Service Co., Ltd.		6,411	3,685	21,955	1,797
KOSPO Service Co., Ltd.		3,772	3,528	16,582	(458)
EWP Service Co., Ltd.		4,952	3,288	17,594	1,155
PT. KOMIPO Energy Indonesia		1,825	27	1,304	(537)
KNF Partners Co., Ltd.		3,196	871	5,438	1,839
KOSPO USA Inc.		89,038	313	—	(1,628)
Nambu USA LLC		638	—	—	400
Tamra Offshore Wind Power Co., Ltd.		149,970	114,455	14,459	1,316
KEPCO MCS Co., Ltd.		87,346	56,559	262,558	26,428
KEPCO FMS Co., Ltd.		9,718	13,168	60,079	(4,148)
Firstkeepers Co., Ltd.		8,874	7,172	47,189	2,951

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows, continued:

In millions of won
September 30, 2020
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Secutec Co., Ltd.	~~W~~	12,963	10,180	45,618	2,691
SE Green Energy Co., Ltd.		148,042	118,628	11,063	2,278
KEPCO Mangilao America LLC		2,026	—	—	—
Mangilao Intermediate Holdings LLC		92,778	70,425	—	(3,320)
KEPCO CSC Co., Ltd.		5,368	3,306	23,561	1,276
KOAK Power Limited		15,997	534	—	730
KOMIPO Europe B.V.		20,498	7	234	(99)
Haenanum Energy Fund		28,206	99	112	7
Paju Ecoenergy Co., Ltd.		54,846	1,196	392	82
Guam Ukudu Power LLC		551	—	—	(136)
TS Energy No. 25 Co., Ltd.		75,319	47,692	—	(1,840)
KPS Partners Co., Ltd.		1,517	623	1,407	195
KEPCO E&C Service Co., Ltd.		2,379	1,367	2,315	512
Moha Solar Co., Ltd.		7,056	7,324	—	(212)

(*1)

Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC and EWPRC Biomass Holdings, LLC.

(*2)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of three other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1 and Songhyun e-New Industry Fund.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows, continued:

In millions of won
December 31, 2019
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	59,570,219	33,917,275	8,969,072	306,007
Korea South-East Power Co., Ltd.		10,938,358	5,866,642	5,385,387	41,006
Korea Midland Power Co., Ltd.		12,684,828	8,977,766	4,479,707	(28,449)
Korea Western Power Co., Ltd.		10,514,438	6,637,451	4,448,992	(46,061)
Korea Southern Power Co., Ltd.		10,884,799	6,608,301	5,084,907	(41,342)
Korea East-West Power Co., Ltd.		9,724,311	5,022,921	4,855,964	56,698
KEPCO Engineering & Construction Company, Inc.		735,207	242,994	448,635	26,398
KEPCO Plant Service & Engineering Co., Ltd.		1,356,983	294,757	1,244,613	157,737
KEPCO Nuclear Fuel Co., Ltd.		831,604	429,799	309,055	24,618
KEPCO KDN Co., Ltd.		604,458	159,807	625,567	42,205
KEPCO International HongKong Ltd.		138,942	633	—	3,330
KEPCO International Philippines Inc.		107,224	371	—	67,991
KEPCO Gansu International Ltd.		10,448	545	—	(20)
KEPCO Philippines Holdings Inc.		200,503	6,656	—	66,200
KEPCO Philippines Corporation		6,706	332	—	(52)
KEPCO Ilijan Corporation		371,377	56,156	95,072	40,818
KEPCO Lebanon SARL		1,835	9,786	—	255
KEPCO Neimenggu International Ltd.		200,858	—	—	(354)
KEPCO Shanxi International Ltd.		538,604	208,895	—	151
KOMIPO Global Pte., Ltd.		269,302	463	—	10,400
KEPCO Netherlands B.V.		122,577	101	—	948
KOREA Imouraren Uranium Investment Corp.		14,173	111	—	(49,716)
KEPCO Australia Pty., Ltd.		364	14	—	(395,914)
KOSEP Australia Pty., Ltd.		32,782	2,911	15,514	3,935
KOMIPO Australia Pty., Ltd.		40,898	2,909	15,514	3,766
KOWEPO Australia Pty., Ltd.		44,182	5,772	15,514	2,761
KOSPO Australia Pty., Ltd.		37,254	5,012	15,514	2,638
KEPCO Middle East Holding Company		102,164	87,834	—	5,934
Qatrana Electric Power Company		490,723	322,857	20,773	21,807
KHNP Canada Energy, Ltd.		44,639	43	—	(10)
KEPCO Bylong Australia Pty., Ltd.		45,207	355,163	—	(220,909)
Korea Waterbury Uranium Limited Partnership		20,717	167	—	(77)
KEPCO Holdings de Mexico		187	25	—	(14)
KST Electric Power Company		539,952	449,459	55,783	(20,797)
KEPCO Energy Service Company		2,262	1,995	5,984	(481)
KEPCO Netherlands S3 B.V.		50,352	49	—	2,637
PT. KOMIPO Pembangkitan Jawa Bali		12,391	5,719	18,722	4,312
PT. Cirebon Power Service		2,089	313	8,049	406
KOWEPO International Corporation		—	10	—	(2)
KOSPO Jordan LLC		17,489	1,521	10,878	2,634
EWP Philippines Corporation		1,691	888	—	(111)
EWP America Inc. (*1)		66,622	2,619	21,719	(6,497)
KNF Canada Energy Limited		1,933	24	—	(48)
EWP Barbados 1 SRL		279,295	1,031	2,914	2,368
Gyeonggi Green Energy Co., Ltd.		194,425	159,078	13,717	(73,394)
PT. Tanggamus Electric Power		228,601	195,826	2,256	(4,529)
Gyeongju Wind Power Co., Ltd.		113,745	75,427	15,548	3,384
KOMIPO America Inc.		9,424	593	118	(1,033)
KOSEP USA, Inc.		1	5,147	—	(119)
PT. EWP Indonesia		34,455	5	—	5,124

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows, continued:

In millions of won
December 31, 2019
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
KEPCO Netherlands J3 B.V.	~~W~~	120,006	74	—	(79)
Korea Offshore Wind Power Co., Ltd.		284,495	117,527	—	(12,768)
Global One Pioneer B.V.		180	73	—	(86)
Global Energy Pioneer B.V.		348	80	—	(90)
Mira Power Limited		356,111	285,577	—	(971)
KOSEP Material Co., Ltd.		2,788	1,186	3,357	22
Commerce and Industry Energy Co., Ltd.		90,637	43,985	32,728	(7,532)
KEPCO KPS Philippines Corp.		5,198	1,341	6,246	2
KOSPO Chile SpA		134,827	49,183	—	(456)
PT. KOWEPO Sumsel Operation And Maintenance Services		135	262	—	(1,104)
HeeMang Sunlight Power Co., Ltd.		12,185	8,545	643	75
Fujeij Wind Power Company		218,333	196,964	—	5,515
KOSPO Youngnaem Power Co., Ltd.		398,495	307,226	318,338	3,514
VI Carbon Professional Private Special Asset Investment Trust 1		3,002	—	—	12
Chitose Solar Power Plant LLC		121,457	106,254	17,103	5,480
KEPCO Energy Solution Co., Ltd.		308,188	2,142	2,843	2,805
Solar School Plant Co., Ltd.		208,730	3,269	1,962	2,553
KOSPO Power Services Limitada		3,244	1,564	10,013	452
Energy New Industry Specialized Investment Private Investment Trust (*2)		100,116	17,359	2,418	(7,735)
KOEN Bylong Pty., Ltd.		—	39	—	(14)
KOMIPO Bylong Pty., Ltd.		4	43	—	(14)
KOWEPO Bylong Pty., Ltd.		4	40	—	(12)
KOSPO Bylong Pty., Ltd.		4	40	—	(12)
EWP Bylong Pty., Ltd.		4	40	—	(12)
KOWEPO Lao International		5,430	575	4,308	1,584
KEPCO US Inc.		17,231	—	—	—
KEPCO Alamosa LLC		33,515	183	145	(311)
KEPCO Solar of Alamosa, LLC		65,468	50,348	8,739	(1,902)
KEPCO Mangilao Holdings LLC (formerly, KEPCO-LG CNS Mangilao Holdings LLC)		27,439	30,287	—	(1,240)
Mangilao Investment LLC		39,972	—	—	—
KEPCO Mangilao Solar, LLC (formerly, KEPCO-LG CNS Mangilao Solar, LLC)		39,373	11	—	(524)
Jeju Hanlim Offshore Wind Co., Ltd.		14,328	558	—	(2,459)
PT. Siborpa Eco Power		11,574	71	—	(1,165)
PT. Korea Energy Indonesia		1,592	121	2,462	323
KOLAT SpA		31,178	167	656	(296)
KEPCO California, LLC		44,074	936	358	(513)
KEPCO Mojave Holdings, LLC		103,815	69,544	—	(4,215)
Incheon Fuel Cell Co., Ltd.		22,669	475	—	(1,010)
KOEN Service Co., Ltd.		5,347	4,252	25,890	543
KOMIPO Service Co., Ltd.		3,327	2,622	24,556	146
KOWEPO Service Co., Ltd.		4,228	3,302	23,982	389
KOSPO Service Co., Ltd.		3,493	2,788	18,741	135
EWP Service Co., Ltd.		4,786	4,064	20,837	162
PT. KOMIPO Energy Indonesia		2,647	196	1,392	79
KNF Partners Co., Ltd.		1,378	890	3,383	187
KOSPO USA Inc.		5,896	127	—	(1,408)
Nambu USA LLC		245	1	—	245
Tamra Offshore Wind Power Co., Ltd.		156,708	121,724	19,670	1,154
KEPCO MCS Co., Ltd.		26,510	22,151	129,393	3,408
KEPCO FMS Co., Ltd.		11,336	10,638	37,627	198
Firstkeepers Co., Ltd.		1,552	2,800	121	(2,239)
Secutec Co., Ltd.		322	229	—	(597)
SE Green Energy Co., Ltd.		132,727	105,619	—	816

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows, continued:

In millions of won
December 31, 2019
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
KEPCO Mangilao America LLC	~~W~~	—	—	—	—
Mangilao Intermediate Holdings LLC		13,220	12,774	—	(66)
KEPCO CSC Co., Ltd.		837	51	—	(14)
KOAK Power Limited		15,930	—	—	—
KOMIPO Europe B.V.		7,362	—	—	(286)
Haenanum Energy Fund		28,101	1	—	1
Paju Ecoenergy Co., Ltd.		53,839	—	—	—

(*1)

Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

(*2)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of three other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1 and Songhyun e-New Industry Fund.

(4)	Significant restrictions on the Group’s power over the subsidiaries as of September 30, 2020 are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

Gyeongju Wind Power Co., Ltd.	Dividends and settlement amounts for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Korea Offshore Wind Power Co., Ltd.	Principals and interest payments on subordinated loans or payments for dividends and settlement amounts for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions are obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

(5)	As of September 30, 2020, the Group has following entitlements in relation to its subsidiaries as per its shareholder’s agreements:

Company	Group’s unexercised entitlements
KOSPO Youngnam Power Co., Ltd.	The Group holds the right to purchase all shares held by the financial investors of KOSPO Youngnam Power Co., Ltd., a subsidiary of the Group, at face value of the issued shares on the 7th and 12th years from the Group’s establishment date.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-group eliminations as of and for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won
September 30, 2020
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	224,950	759,253	217,238	901,655	2,103,096
Non-current assets		118,106	595,298	458,159	3,640,167	4,811,730
Current liabilities		(10,960)	(184,738)	(155,633)	(442,722)	(794,053)
Non-current liabilities		(39,183)	(137,730)	(34,582)	(2,455,099)	(2,666,594)
Net assets		292,913	1,032,083	485,182	1,644,001	3,454,179
Book value of non-controlling interests		143,527	505,721	164,574	586,016	1,399,838
Sales		61,882	899,921	273,354	639,628	1,874,785
Profit for the period		36,536	68,005	10,210	67,516	182,267
Profit for the period attributable to non-controlling interests		17,903	33,322	3,463	27,564	82,252
Cash flows from operating activities		96,341	69,792	(8,711)	211,391	368,813
Cash flows from investing activities		6,481	31,026	(15,574)	(467,097)	(445,164)
Cash flows from financing activities before dividends to non-controlling interests		(32,275)	(46,951)	(8,830)	217,228	129,172
Dividends to non-controlling interests		(30,850)	(42,336)	(4,000)	(3,887)	(81,073)
Effect of exchange rate fluctuation		(247)	(927)	12	(211)	(1,373)
Net increase (decrease) of cash and cash equivalents		39,450	10,604	(37,103)	(42,576)	(29,625)

In millions of won
December 31, 2019
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	173,931	779,764	257,593	864,596	2,075,884
Non-current assets		197,446	577,219	477,614	3,169,317	4,421,596
Current liabilities		(11,990)	(247,737)	(223,522)	(450,311)	(933,560)
Non-current liabilities		(44,166)	(47,020)	(19,472)	(2,193,501)	(2,304,159)
Net assets		315,221	1,062,226	492,213	1,390,101	3,259,761
Book value of non-controlling interests		154,458	520,491	166,959	551,423	1,393,331
Sales		95,072	1,244,613	448,635	855,023	2,643,343
Profit (loss) for the year		40,818	157,737	26,398	(48,963)	175,990
Profit (loss) for the year attributable to non-controlling interests		20,001	77,291	8,954	(24,264)	81,982
Cash flows from operating activities		101,707	164,373	27,081	219,450	512,611
Cash flows from investing activities		4,458	(89,159)	47,219	(356,434)	(393,916)
Cash flows from financing activities before dividends to non-controlling interests		(68,678)	(44,332)	(34,632)	223,233	75,591
Dividends to non-controlling interests		(48,750)	(39,466)	(1,807)	(9,233)	(99,256)
Effect of exchange rate fluctuation		2,111	(593)	(14)	2,501	4,005
Net increase (decrease) of cash and cash equivalents		(9,152)	(9,177)	37,847	79,517	99,035

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(7)	Changes in goodwill

(i)	Details of goodwill as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020		December 31, 2019
Acquisition cost	~~W~~	97,977	97,977
Accumulated impairment		—	—

Carrying book value	~~W~~	97,977	97,977

(ii)	Changes in goodwill for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	September 30, 2020
	Beginning		Increase	Decrease	Ending
Acquisition cost	~~W~~	97,977	—	—	97,977
Accumulated impairment		—	—	—	—

Carrying book value	~~W~~	97,977	—	—	97,977

In millions of won	December 31, 2019
	Beginning		Increase	Decrease	Ending
Acquisition cost	~~W~~	2,582	95,395	—	97,977
Accumulated impairment		—	—	—	—

Carrying book value	~~W~~	2,582	95,395	—	97,977

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won
September 30, 2020
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,636,364
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	695,713
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	419,774
Korea Power Exchange (*2)	Management of power market and others	KOREA	100.00%		127,839	270,592
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	251,558
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	133,715
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	123,034
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	116,412
Dongducheon Dream Power Co., Ltd. (*3)	Power generation	KOREA	33.61%		148,105	83,597
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		87,426	71,095
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	68,430
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	74,965
Korea Electric Power Corporation Fund (*4)	Developing electric enterprises	KOREA	98.09%		51,500	40,876
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	39,591
Nepal Water & Energy Development Company Private Limited (*5)	Construction and operation of utility plant	NEPAL	60.35%		50,268	44,809
PT. Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	28,281
Others (Daeryun Power Co., Ltd. and 56 others)					217,641	147,348

				~~W~~	2,444,769	4,246,154

<Joint ventures>
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	277,049
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	217,071
Amman Asia Electric Power Company (*6)	Power generation	JORDAN	60.00%		111,476	194,379
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	201,097
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	119,238
Kelar S.A. (*6)	Power generation	CHILE	65.00%		78,060	72,208
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	51,745
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	5,772
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	70,903
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	43,998
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	29,201
Chile Solar JV SpA	Power generation	CHILE	50.00%		37,689	33,962
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		26,892	34,196
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		44,405	13,964
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	52,071
Others (Daegu Green Power Co., Ltd. and 58 others)					596,453	476,209

					1,733,456	1,893,063

				~~W~~	4,178,225	6,139,217

(*1)	The effective percentage of ownership is 22.02% considering treasury stocks.
(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*3)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*4)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.

(*5)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. For this reason, the entity is classified as an associate.

(*6)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For this reason, the entities are classified as joint ventures.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2020 and December 31, 2019 are as follows, continued:

In millions of won
December 31, 2019
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,693,967
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	670,896
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	445,141
Korea Power Exchange (*2)	Management of power market and others	KOREA	100.00%		127,839	258,899
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	255,983
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	124,253
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	123,425
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	115,784
Dongducheon Dream Power Co., Ltd. (*3)	Power generation	KOREA	33.61%		148,105	76,547
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		87,426	72,935
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	66,956
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	63,583
Korea Electric Power Corporation Fund (*4)	Developing electric enterprises	KOREA	98.09%		51,500	41,126
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	39,747
Nepal Water & Energy Development Company Private Limited (*5)	Construction and operation of utility plant	NEPAL	57.76%		35,571	31,145
PT. Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	29,355
Others (Daeryun Power Co., Ltd. and 49 others)					327,525	142,060

				~~W~~	2,539,956	4,251,802

<Joint ventures>
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	253,607
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	214,794
Amman Asia Electric Power Company (*6)	Power generation	JORDAN	60.00%		111,476	192,164
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	185,307
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	109,096
Kelar S.A. (*6)	Power generation	CHILE	65.00%		78,060	70,462
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	48,930
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	42,916
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	42,070
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	41,024
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	34,872
Chile Solar JV SpA	Power generation	CHILE	50.00%		37,689	34,859
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		26,892	34,327
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		44,405	18,318
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	31,156
Others (Daegu Green Power Co., Ltd. and 48 others)					338,693	309,127

					1,475,696	1,663,029

				~~W~~	4,015,652	5,914,831

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.
(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*3)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*4)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.

(*5)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. For this reason, the entity is classified as an associate.

(*6)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For this reason, the entities are classified as joint ventures.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won
Investees	September 30, 2020		December 31, 2019
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	33,089	33,089
Korea Gas Corporation		465,885	715,365
YTN Co., Ltd.		30,150	18,450
SPC Power Corporation		150,532	117,230
PT. Bayan Resources TBK		664,547	880,860

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won
September 30, 2020
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,693,967	—	—	(7,182)	(31,160)	(18,722)	(539)	1,636,364
Gemeng International Energy Co., Ltd.		670,896	—	—	—	266	24,944	(393)	695,713
PT. Bayan Resources TBK		445,141	—	—	(15,720)	8,989	(18,597)	(39)	419,774
Korea Power Exchange		258,899	—	—	—	11,755	—	(62)	270,592
GS Donghae Electric Power Co., Ltd.		255,983	—	—	(12,898)	8,473	—	—	251,558
Hyundai Green Power Co., Ltd.		124,253	—	—	(8,889)	18,351	—	—	133,715
PT. Cirebon Electric Power		123,425	—	—	(9,954)	7,840	1,723	—	123,034
S-Power Co., Ltd.		115,784	—	—	—	628	—	—	116,412
Dongducheon Dream Power Co., Ltd.		76,547	—	—	—	7,050	—	—	83,597
Xe-Pian Xe-Namnoy Power Co., Ltd.		72,935	—	—	—	(1,174)	(666)	—	71,095
Shin Pyeongtaek Power Co., Ltd.		66,956	—	—	—	10,715	(3,603)	(5,638)	68,430
SPC Power Corporation		63,583	—	—	(5,564)	4,567	12,425	(46)	74,965
Korea Electric Power Corporation Fund		41,126	—	—	—	(819)	569	—	40,876
YTN Co., Ltd.		39,747	—	—	(90)	(49)	(10)	(7)	39,591
Nepal Water & Energy Development Company Private Limited		31,145	14,697	—	—	(1,554)	521	—	44,809
PT. Wampu Electric Power		29,355	—	—	(1,326)	(181)	433	—	28,281
Others (Daeryun Power Co., Ltd. and 58 others)		142,060	9,748	(108)	(6,786)	1,456	(395)	1,373	147,348

	~~W~~	4,251,802	24,445	(108)	(68,409)	45,153	(1,378)	(5,351)	4,246,154

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows, continued:

In millions of won
September 30, 2020
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
Jamaica Public Service Company Limited	~~W~~	253,607	—	—	—	16,948	3,054	3,440	277,049
KEPCO SPC Power Corporation		214,794	—	—	(37,733)	36,286	3,852	(128)	217,071
Amman Asia Electric Power Company		192,164	—	—	—	15,527	(13,312)	—	194,379
Datang Chifeng Renewable Power Co., Ltd.		185,307	—	—	(13,453)	8,890	20,353	—	201,097
Rabigh Electricity Company		109,096	—	—	—	23,259	(13,117)	—	119,238
Kelar S.A.		70,462	—	—	—	12,797	(11,087)	36	72,208
Solar Philippines Calatagan Corporation		48,930	—	—	(2,872)	4,412	1,275	—	51,745
RE Barren Ridge 1 Holdings LLC		42,916	—	—	(834)	(34,557)	(1,753)	—	5,772
RE Holiday Holdings LLC		42,070	—	—	—	29,942	(1,109)	—	70,903
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		41,024	—	—	—	1,444	1,530	—	43,998
Chun-cheon Energy Co., Ltd.		34,872	—	—	—	(5,671)	—	—	29,201
Chile Solar JV SpA		34,859	—	—	—	69	(966)	—	33,962
PT. Tanjung Power Indonesia		34,327	—	—	—	6,698	(6,829)	—	34,196
Shuweihat Asia Power Investment B.V.		18,318	—	—	(3,295)	4,556	(5,615)	—	13,964
RE Pioneer Holdings LLC		31,156	—	—	(830)	22,758	(1,013)	—	52,071
Others (Daegu Green Power Co., Ltd. and 58 others)		309,127	137,345	—	(9,986)	35,022	(915)	5,616	476,209

		1,663,029	137,345	—	(69,003)	178,380	(25,652)	8,964	1,893,063

	~~W~~	5,914,831	161,790	(108)	(137,412)	223,533	(27,030)	3,613	6,139,217

In millions of won
December 31, 2019
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,701,848	—	—	(25,704)	8,511	12,687	(3,375)	1,693,967
Gemeng International Energy Co., Ltd.		647,010	—	—	(11,468)	26,300	9,209	(155)	670,896
PT. Bayan Resources TBK		511,646	—	—	(71,100)	6,181	(1,586)	—	445,141
Korea Power Exchange		251,802	—	—	—	10,907	—	(3,810)	258,899
GS Donghae Electric Power Co., Ltd.		—	—	—	—	—	—	255,983	255,983
Hyundai Green Power Co., Ltd.		127,160	—	—	(8,889)	5,982	—	—	124,253
PT. Cirebon Electric Power		108,628	—	—	—	11,079	(65)	3,783	123,425
S-Power Co., Ltd.		114,566	—	—	—	1,218	—	—	115,784
Dongducheon Dream Power Co., Ltd.		76,386	—	—	—	441	—	(280)	76,547
Xe-Pian Xe-Namnoy Power Co., Ltd.		77,165	3,052	—	—	(10,210)	2,928	—	72,935
Shin Pyeongtaek Power Co., Ltd.		67,600	—	—	—	(827)	198	(15)	66,956
SPC Power Corporation		57,558	—	—	(14,229)	5,929	14,286	39	63,583
Korea Electric Power Corporation Fund		47,189	—	—	—	(6,931)	868	—	41,126
YTN Co., Ltd.		40,338	—	—	(180)	(449)	5	33	39,747
Nepal Water & Energy Development Company Private Limited		30,961	—	—	—	(854)	1,038	—	31,145
PT. Wampu Electric Power		31,097	—	—	—	(2,867)	2	1,123	29,355
Others (Daeryun Power Co., Ltd. and 55 others)		173,866	14,607	—	(4,442)	(16,992)	(371)	(24,608)	142,060

	~~W~~	4,064,820	17,659	—	(136,012)	37,418	39,199	228,718	4,251,802

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows, continued:

In millions of won
December 31, 2019
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
Jamaica Public Service Company Limited	~~W~~	239,632	—	—	(4,631)	10,166	8,440	—	253,607
KEPCO SPC Power Corporation		208,306	—	—	(45,349)	48,043	3,781	13	214,794
Amman Asia Electric Power Company		177,357	—	—	—	20,648	(5,841)	—	192,164
Datang Chifeng Renewable Power Co., Ltd.		166,162	—	—	—	16,325	2,820	—	185,307
Rabigh Electricity Company		105,328	—	—	—	4,355	(1,734)	1,147	109,096
Kelar S.A.		72,824	—	—	—	3,435	(8,416)	2,619	70,462
Solar Philippines Calatagan Corporation		47,903	—	—	(4,633)	4,305	1,355	—	48,930
RE Barren Ridge 1 Holdings LLC		41,415	—	—	(1,152)	4,609	(1,957)	1	42,916
RE Holiday Holdings LLC		51,094	—	—	—	(6,525)	(2,500)	1	42,070
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		39,442	—	—	—	875	707	—	41,024
Chun-cheon Energy Co., Ltd.		42,505	—	—	—	(7,385)	—	(248)	34,872
Chile Solar JV SpA		36,865	—	—	—	842	(2,849)	1	34,859
PT. Tanjung Power Indonesia		7,081	26,146	—	—	5,601	(4,489)	(12)	34,327
Shuweihat Asia Power Investment B.V.		27,251	—	—	(2,176)	5,288	(12,045)	—	18,318
RE Pioneer Holdings LLC		38,898	—	—	(939)	(5,507)	(1,296)	—	31,156
Others (Daegu Green Power Co., Ltd. and 53 others)		511,462	64,016	(5,359)	(20,721)	24,327	1,835	(266,433)	309,127

		1,813,525	90,162	(5,359)	(79,601)	129,402	(22,189)	(262,911)	1,663,029

	~~W~~	5,878,345	107,821	(5,359)	(215,613)	166,820	17,010	(34,193)	5,914,831

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won
September 30, 2020

Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation (*)	~~W~~	35,705,634	28,011,088	15,451,374	(249,515)
Gemeng International Energy Co., Ltd.		7,411,388	5,365,173	1,289,823	17,904
PT. Bayan Resources TBK		1,565,186	891,433	1,204,621	141,882
Korea Power Exchange		334,838	64,245	78,204	10,057
GS Donghae Electric Power Co., Ltd.		2,212,480	1,472,604	511,226	24,919
Hyundai Green Power Co., Ltd.		989,796	528,708	363,526	58,837
PT. Cirebon Electric Power		769,918	322,520	181,773	27,975
S-Power Co., Ltd.		783,472	542,759	328,704	1,613
Dongducheon Dream Power Co., Ltd.		1,412,448	1,124,765	389,049	19,937
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,211,398	922,599	102,969	(4,389)
Shin Pyeongtaek Power Co., Ltd.		956,512	752,756	416,492	29,476
SPC Power Corporation		278,917	19,668	35,630	31,092
Korea Electric Power Corporation Fund		41,855	186	87	(639)
YTN Co., Ltd.		283,513	98,753	84,123	(3)
Nepal Water & Energy Development Company Private Limited		86,460	14,659	—	(198)
PT. Wampu Electric Power		210,213	148,733	14,405	(70)

<Joint ventures>
Jamaica Public Service Company Limited		1,717,161	1,056,547	779,292	29,326
KEPCO SPC Power Corporation		307,018	18,360	138,184	50,097
Amman Asia Electric Power Company		814,028	490,063	16,207	25,880
Datang Chifeng Renewable Power Co., Ltd.		759,171	256,427	81,070	23,370
Rabigh Electricity Company		2,554,297	2,099,824	230,418	92,464
Kelar S.A.		640,498	533,570	72,259	13,578
Solar Philippines Calatagan Corporation		108,279	50,253	15,158	9,135
RE Barren Ridge 1 Holdings LLC		99,099	87,555	6,817	(871)
RE Holiday Holdings LLC		322,343	180,538	10,409	7,112
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		195,141	85,146	18,664	3,448
Chun-cheon Energy Co., Ltd.		605,166	506,684	176,714	(18,967)
Chile Solar JV SpA		69,991	2,066	2,892	1,240
PT. Tanjung Power Indonesia		705,040	607,338	72,133	18,117
Shuweihat Asia Power Investment B.V.		28,500	—	—	(220)
RE Pioneer Holdings LLC		239,014	134,871	7,711	5,498

(*)	The loss for the nine-month period ended September 30, 2020 is reduced by the associate entity’s net income attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows, continued:

In millions of won
December 31, 2019

Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
Korea Gas Corporation (*)	~~W~~	39,311,855	31,165,334	24,982,640	38,764
Gemeng International Energy Co., Ltd.		6,758,957	4,785,740	2,024,730	95,435
PT. Bayan Resources TBK		1,302,637	622,576	1,707,387	252,855
Korea Power Exchange		315,683	54,926	107,034	8,268
GS Donghae Electric Power Co., Ltd.		2,301,774	1,548,883	688,055	75,842
Hyundai Green Power Co., Ltd.		1,086,738	658,279	507,653	26,222
PT. Cirebon Electric Power		852,457	403,639	277,370	39,581
S-Power Co., Ltd.		805,622	566,025	576,554	2,319
Dongducheon Dream Power Co., Ltd.		1,474,224	1,206,478	689,414	2,849
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,194,125	898,023	6,731	(40,437)
Shin Pyeongtaek Power Co., Ltd.		981,387	807,107	119,162	11,847
SPC Power Corporation		250,544	22,459	63,218	39,876
Korea Electric Power Corporation Fund		42,162	239	127	(5,430)
YTN Co., Ltd.		281,699	96,211	127,782	(1,230)
Nepal Water & Energy Development Company Private Limited		78,309	26,783	—	(1,380)
PT. Wampu Electric Power		222,266	158,451	18,165	(2,315)

<Joint ventures>
Jamaica Public Service Company Limited		1,543,049	940,609	1,035,399	32,828
KEPCO SPC Power Corporation		308,274	22,643	187,867	64,152
Amman Asia Electric Power Company		821,997	501,723	23,866	34,424
Datang Chifeng Renewable Power Co., Ltd.		765,598	302,329	122,398	40,371
Rabigh Electricity Company		2,538,719	2,100,347	208,514	1,567
Kelar S.A.		634,633	530,335	86,702	8,867
Solar Philippines Calatagan Corporation		98,577	47,956	18,720	11,331
RE Barren Ridge 1 Holdings LLC		209,850	124,017	10,384	7,630
RE Holiday Holdings LLC		331,862	247,722	18,744	(345)
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		189,157	86,596	23,910	2,188
Chun-cheon Energy Co., Ltd.		607,823	490,375	313,438	(24,490)
Chile Solar JV SpA		69,903	186	591	1,686
PT. Tanjung Power Indonesia		654,365	556,287	109,825	16,489
Shuweihat Asia Power Investment B.V.		37,389	5	—	(159)
RE Pioneer Holdings LLC		246,571	184,258	12,207	(1,912)

(*)	The profit for the year ended December 31, 2019 is reduced by the associate entity’s net income attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won
September 30, 2020
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	7,694,545	22.02%	1,694,339	—	—	(57,975)	1,636,364
Gemeng International Energy Co., Ltd.		2,046,215	34.00%	695,713	—	—	—	695,713
PT. Bayan Resources TBK		673,752	20.00%	134,750	361,403	—	(76,379)	419,774
Korea Power Exchange		270,592	100.00%	270,592	—	—	—	270,592
GS Donghae Electric Power Co., Ltd.		739,876	34.00%	251,558	—	—	—	251,558
Hyundai Green Power Co., Ltd.		461,088	29.00%	133,715	—	—	—	133,715
PT. Cirebon Electric Power		447,397	27.50%	123,034	—	—	—	123,034
S-Power Co., Ltd.		240,713	49.00%	117,949	—	(1,537)	—	116,412
Dongducheon Dream Power Co., Ltd.		287,683	34.01%	97,841	1,757	(3,419)	(12,582)	83,597
Xe-Pian Xe-Namnoy Power Co., Ltd.		288,799	25.00%	72,200	305	(1,121)	(289)	71,095
Shin Pyeongtaek Power Co., Ltd.		203,755	40.00%	81,502	3,559	(16,631)	—	68,430
SPC Power Corporation		259,248	38.00%	98,514	—	—	(23,549)	74,965
Korea Electric Power Corporation Fund		41,669	98.09%	40,873	—	—	3	40,876
YTN Co., Ltd.		184,759	21.43%	39,591	—	—	—	39,591
Nepal Water & Energy Development Company Private Limited		71,801	61.05%	43,838	971	—	—	44,809
PT. Wampu Electric Power		61,480	46.00%	28,281	—	—	—	28,281

<Joint ventures>
Jamaica Public Service Company Limited		660,615	40.00%	264,246	42,937	—	(30,134)	277,049
KEPCO SPC Power Corporation		288,658	75.20%	217,071	—	—	—	217,071
Amman Asia Electric Power Company		323,965	60.00%	194,379	—	—	—	194,379
Datang Chifeng Renewable Power Co., Ltd.		502,744	40.00%	201,097	—	—	—	201,097
Rabigh Electricity Company		454,473	40.00%	181,789	—	(61,746)	(805)	119,238
Kelar S.A.		106,928	65.00%	69,503	2,705	—	—	72,208
Solar Philippines Calatagan Corporation		58,026	38.00%	22,050	29,695	—	—	51,745
RE Barren Ridge 1 Holdings LLC		11,545	50.00%	5,772	—	—	—	5,772
RE Holiday Holdings LLC		141,806	50.00%	70,903	—	—	—	70,903
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		109,995	40.00%	43,998	—	—	—	43,998
Chun-cheon Energy Co., Ltd.		98,482	29.90%	29,446	3	—	(248)	29,201
Chile Solar JV SpA		67,925	50.00%	33,962	—	—	—	33,962
PT. Tanjung Power Indonesia		97,702	35.00%	34,196	—	—	—	34,196
Shuweihat Asia Power Investment B.V.		28,500	49.00%	13,964	—	—	—	13,964
RE Pioneer Holdings LLC		104,143	50.00%	52,071	—	—	—	52,071

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)

Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of September 30, 2020 and December 31, 2019 are as follows, continued:

In millions of won
December 31, 2019
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	8,146,521	21.57%	1,757,205	—	—	(63,238)	1,693,967
Gemeng International Energy Co., Ltd.		1,973,217	34.00%	670,896	—	—	—	670,896
PT. Bayan Resources TBK		680,061	20.00%	136,012	385,508	—	(76,379)	445,141
Korea Power Exchange		260,757	100.00%	260,757	—	—	(1,858)	258,899
GS Donghae Electric Power Co., Ltd.		752,891	34.00%	255,983	—	—	—	255,983
Hyundai Green Power Co., Ltd.		428,459	29.00%	124,253	—	—	—	124,253
PT. Cirebon Electric Power		448,818	27.50%	123,425	—	—	—	123,425
S-Power Co., Ltd.		239,597	49.00%	117,403	—	(1,619)	—	115,784
Dongducheon Dream Power Co., Ltd.		267,746	34.01%	91,060	1,757	(3,688)	(12,582)	76,547
Xe-Pian Xe-Namnoy Power Co., Ltd.		296,102	25.00%	74,026	305	(1,106)	(290)	72,935
Shin Pyeongtaek Power Co., Ltd.		174,280	40.00%	69,712	12,800	(15,556)	—	66,956
SPC Power Corporation		228,085	38.00%	86,672	—	—	(23,089)	63,583
Korea Electric Power Corporation Fund		41,923	98.09%	41,122	—	—	4	41,126
YTN Co., Ltd.		185,488	21.43%	39,747	—	—	—	39,747
Nepal Water & Energy Development Company Private Limited		51,526	58.59%	30,173	972	—	—	31,145
PT. Wampu Electric Power		63,815	46.00%	29,355	—	—	—	29,355

<Joint ventures>
Jamaica Public Service Company Limited		602,440	40.00%	240,976	(80,161)	—	92,792	253,607
KEPCO SPC Power Corporation		285,631	75.20%	214,794	—	—	—	214,794
Amman Asia Electric Power Company		320,274	60.00%	192,164	—	—	—	192,164
Datang Chifeng Renewable Power Co., Ltd.		463,269	40.00%	185,307	—	—	—	185,307
Rabigh Electricity Company		438,372	40.00%	175,349	—	(65,450)	(803)	109,096
Kelar S.A.		104,298	65.00%	67,794	2,668	—	—	70,462
Solar Philippines Calatagan Corporation		50,621	38.00%	19,236	29,694	—	—	48,930
RE Barren Ridge 1 Holdings LLC		85,833	50.00%	42,916	—	—	—	42,916
RE Holiday Holdings LLC		84,140	50.00%	42,070	—	—	—	42,070
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		102,561	40.00%	41,024	—	—	—	41,024
Chun-cheon Energy Co., Ltd.		117,448	29.90%	35,117	—	—	(245)	34,872
Chile Solar JV SpA		69,717	50.00%	34,859	—	—	—	34,859
PT. Tanjung Power Indonesia		98,078	35.00%	34,327	—	—	—	34,327
Shuweihat Asia Power Investment B.V.		37,384	49.00%	18,318	—	—	—	18,318
RE Pioneer Holdings LLC		62,313	50.00%	31,156	—	—	—	31,156

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(6)

As of September 30, 2020 and December 31, 2019, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of won	September 30, 2020			December 31, 2019
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Hadong Mineral Fiber Co., Ltd.	~~W~~	—	2	—	2
Eurasia Energy Holdings		3	188	6	185
Gunsan Bio Energy Co., Ltd.		212	3,504	1,090	3,292
Daehan Wind Power PSC		2,812	2,812	—	—
Dayone Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)		(16,585)	22,146	12,890	38,731
Nghi Son 2 Power LLC		79,115	181,939	61,165	102,824
Samcheok Eco Materials Co., Ltd.		(293)	495	(497)	788
Naepo Green Energy Co., Ltd.		(9,281)	—	9,281	9,281
Barakah One Company		(50,276)	65,820	116,096	116,096
Pioneer Gas Power Limited		13,144	13,258	114	114
Incheon New Power Co., Ltd.		164	164	—	—
Ecollite Co., Ltd.		1,190	1,190	—	—
Green Energy Electricity Generation Co., Ltd.		503	503	—	—
Bigeum Resident Photovoltaic Power Co., Ltd.		62	62	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of September 30, 2020, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i) Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd. issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Group provided a performance guarantee on this agreement.

(ii) Taebaek Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iii) Pyeongchang Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

(iv) Daeryun Power Co., Ltd.

The Group reserves the right to participate in the transfer of shares in Daeryun Power Co., Ltd. on the same terms as Daeryun E&S Co., Ltd., if Daeryun E&S Co., Ltd. wishes to transfer its shares in Daeryun Power Co., Ltd.

(v) Jeongam Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Jeongam Wind Power Co., Ltd. after the construction of the power plant has been completed, the Group is obligated to acquire those shares at fair value.

(vi) Daegu Green Power Co., Ltd.

The Group has a right to purchase all the shares of Daegu Green Power Co., Ltd. held by the financial investores at the yield-based transfer amount agreed with the shareholders. The Group can exercise its right 5, 10 and 13 years after the date of the investment. The Group has a right to purchase all or part of the shares of Daegu Green Power Co., Ltd. held by Lotte Engineering & Construction Co., Ltd. at the yield-based transfer amount agreed with the shareholders.

(vii) Taebaek Guinemi Wind Power Co., Ltd.

At the commencement of the operation of the faciliity, the Group has a right to purchase all or part of the shares from the shareholders at fair value.

(viii) Yeonggwang Wind Power Co., Ltd.

In case the Group intends to purchase all or part of the shares from Daehan Green Energy Co., Ltd., which is a non-controlling shareholder, Daehan Green Energy Co., Ltd. has an obligation to evaluate the shares at fair value and transfer them to the Group.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of September 30, 2020, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(ix) Chester Solar I SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(x) Chester Solar IV SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(xi) Chester Solar V SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(xii) Diego de Almagro Solar SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(xiii) Laurel SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of September 30, 2020 are as follows:

Company	Nature and extent of any significant restrictions
Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Pyeongchang Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the stakeholders.

Daeryun Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions.

KNH Solar Co., Ltd.	Principals and interests on subordinated loans or dividends to shareholders cannot be paid without written consent of financial institutions. Also, shares cannot be wholly or partially transferred without the consent of other shareholders.

Jeongam Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and reimbursement to the lender can be restricted depending on the priority of the loans. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the board of directors.

Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Naepo Green Energy Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

KPGE Inc.	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Solaseado Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar IV SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar V SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Diego de Almagro Solar SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Laurel SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar I SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

GS Donghae Electric Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of September 30, 2020 are as follows, continued:

Company	Nature and extent of any significant restrictions
Busan Shinho Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Honam Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied.

Seokmun Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Chun-cheon Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, principals and interests on subordinated loans shall not be paid until the collateralized debt is fully repaid.

Yeonggwangbaeksu Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Yeonggwang Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Jamaica Public Service Company Limited	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions are obtained.

PT. Tanjung Power Indonesia	Dividends can only be paid when all conditions of the loan agreement are satisfied.

DE Energia SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Daesan Green Energy Co., Ltd.	Dividends and settlement amount for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Taebaek Gadeoksan Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won		September 30, 2020
		Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	13,894,065	(23,474)	—	—	13,870,591
Buildings		21,408,962	(58,522)	(8,938,211)	(4,967)	12,407,262
Structures		72,471,943	(183,154)	(27,305,236)	(9,628)	44,973,925
Machinery		91,748,549	(148,566)	(42,555,678)	(460,820)	48,583,485
Ships		2,482	—	(2,197)	—	285
Vehicles		320,140	(996)	(253,100)	(116)	65,928
Equipment		1,818,013	(254)	(1,457,579)	(42)	360,138
Tools		1,130,503	(213)	(986,212)	(39)	144,039
Construction-in-progress		32,511,482	(73,250)	—	(157,530)	32,280,702
Right-of-use assets		7,881,211	—	(3,236,879)	—	4,644,332
Asset retirement costs		11,682,537	—	(4,576,826)	(146,423)	6,959,288
Others		13,328,566	—	(10,988,986)	—	2,339,580

	~~W~~	268,198,453	(488,429)	(100,300,904)	(779,565)	166,629,555

In millions of won		December 31, 2019
		Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	13,848,063	(21,817)	—	—	13,826,246
Buildings		20,756,351	(61,920)	(8,305,683)	(4,962)	12,383,786
Structures		70,900,343	(186,554)	(25,711,840)	(9,633)	44,992,316
Machinery		89,224,339	(158,907)	(38,865,392)	(451,647)	49,748,393
Ships		3,104	—	(2,903)	—	201
Vehicles		309,829	(2,275)	(239,128)	(116)	68,310
Equipment		1,716,210	(241)	(1,342,053)	(42)	373,874
Tools		1,098,127	(403)	(934,023)	(40)	163,661
Construction-in-progress		28,584,806	(61,211)	—	(165,336)	28,358,259
Right-of-use assets		7,574,010	—	(2,790,437)	—	4,783,573
Asset retirement costs		11,690,188	—	(4,169,238)	(146,423)	7,374,527
Others		12,955,782	—	(10,327,101)	—	2,628,681

	~~W~~	258,661,152	(493,328)	(92,687,798)	(778,199)	164,701,827

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won		September 30, 2020
		Beginning balance	Acquisitions	Disposals	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	13,848,063	1,685	(25,806)	(28)	—	70,151	13,894,065
(Government grants)		(21,817)	—	2	—	—	(1,659)	(23,474)
Buildings		12,445,706	2,608	(13,283)	(635,450)	—	666,203	12,465,784
(Government grants)		(61,920)	—	—	3,914	—	(516)	(58,522)
Structures		45,178,870	11,284	(250,552)	(1,807,726)	—	2,025,203	45,157,079
(Government grants)		(186,554)	—	1,277	7,141	—	(5,018)	(183,154)
Machinery		49,907,300	459,305	(143,484)	(4,088,943)	(1,357)	2,599,230	48,732,051
(Government grants)		(158,907)	—	328	12,876	—	(2,863)	(148,566)
Ships		201	—	—	(77)	—	161	285
Vehicles		70,585	3,660	(81)	(24,686)	—	17,446	66,924
(Government grants)		(2,275)	—	—	1,554	—	(275)	(996)
Equipment		374,115	49,923	(279)	(133,347)	—	69,980	360,392
(Government grants)		(241)	—	—	118	—	(131)	(254)
Tools		164,064	14,413	(15)	(56,934)	—	22,724	144,252
(Government grants)		(403)	—	133	57	—	—	(213)
Construction-in-progress		28,419,470	8,978,302	(487)	—	—	(5,043,333)	32,353,952
(Government grants)		(61,211)	8,495	—	—	—	(20,534)	(73,250)
Right-of-use assets		4,783,573	280,567	(782)	(448,878)	—	29,852	4,644,332
Asset retirement costs		7,374,527	107	—	(612,688)	—	197,342	6,959,288
Others		2,628,681	3,136	(6,444)	(650,805)	—	365,012	2,339,580

	~~W~~	164,701,827	9,813,485	(439,473)	(8,433,902)	(1,357)	988,975	166,629,555

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows, continued:

In millions of won	December 31, 2019
	Beginning balance		Effect of change in accounting policy	Acquisitions	Disposals	Depreciation	Impairment (*1, 4)	Others (*2, 3)	Ending balance
Land	~~W~~	13,554,292	—	40,752	(29,205)	—	(25,626)	307,850	13,848,063
(Government grants)		(21,968)	—	—	151	—	—	—	(21,817)
Buildings		11,933,691	—	3,195	(23,409)	(821,680)	(1,293)	1,355,202	12,445,706
(Government grants)		(63,189)	—	(592)	—	6,214	—	(4,353)	(61,920)
Structures		42,711,795	—	1,663	(470,230)	(2,399,283)	(1,234)	5,336,159	45,178,870
(Government grants)		(190,854)	—	—	2,405	9,373	—	(7,478)	(186,554)
Machinery		47,456,595	—	326,606	(248,951)	(5,452,669)	(12,247)	7,837,966	49,907,300
(Government grants)		(173,242)	—	(1,050)	635	17,993	—	(3,243)	(158,907)
Ships		302	—	—	—	(100)	—	(1)	201
Vehicles		72,189	—	3,789	4,558	(33,650)	—	23,699	70,585
(Government grants)		(4,220)	—	(228)	5	2,170	—	(2)	(2,275)
Equipment		382,859	—	47,532	(162)	(199,376)	(227)	143,489	374,115
(Government grants)		(418)	—	(81)	—	262	—	(4)	(241)
Tools		192,675	—	20,956	(31)	(87,708)	—	38,172	164,064
(Government grants)		(675)	—	—	—	281	—	(9)	(403)
Construction-in-progress		28,821,167	—	13,544,091	(199,853)	—	(8,828)	(13,737,107)	28,419,470
(Government grants)		(54,740)	—	12,338	—	—	—	(18,809)	(61,211)
Finance lease assets		195,730	(195,730)	—	—	—	—	—	—
(Government grants)		(26)	26	—	—	—	—	—	—
Right-of-use assets		—	5,143,651	220,996	—	(581,074)	—	—	4,783,573
Asset retirement costs		5,571,754	—	—	—	(626,856)	—	2,429,629	7,374,527
Others		2,359,477	—	1,388	(221)	(800,653)	(581)	1,069,271	2,628,681

	~~W~~	152,743,194	4,947,947	14,221,355	(964,308)	(10,966,756)	(50,036)	4,770,431	164,701,827

(*1)

KEPCO Bylong Australia Pty., Ltd., 100% owned subsidiary, performed an impairment test over its land and others. The Group recognized the amount of the carrying amount in excess of its recoverable amount as an impairment loss.

(*2)	‘Others’ include the amounts of assets acquired by the business combination.
(*3)

‘Others’ include the amounts reclassified from construction-in-progress to other assets during the prior year relating to the assets which became usable two years before but were considered immaterial.

(*4)	The Group recognized impairment loss of ~~W~~3,819 million related to Wolsong unit 1, Shin-Hanul unit 3 & 4 and reversal of impairment loss of ~~W~~16,693 million related to Wolsong unit 1.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

19.	Investment Properties

(1)	Investment properties as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	201,678	—	—	201,678
Buildings		59,375	(29)	(34,164)	25,182

	~~W~~	261,053	(29)	(34,164)	226,860

In millions of won	December 31, 2019
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	129,897	—	—	129,897
Buildings		64,590	(13)	(35,894)	28,683

	~~W~~	194,487	(13)	(35,894)	158,580

(2)	Changes in investment properties for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	September 30, 2020
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	129,897	—	71,781	201,678
Buildings		28,696	(1,095)	(2,390)	25,211
(Government grants)		(13)	—	(16)	(29)

	~~W~~	158,580	(1,095)	69,375	226,860

In millions of won	December 31, 2019
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	139,940	—	(10,043)	129,897
Buildings		19,669	(5,070)	14,097	28,696
(Government grants)		(50)	1	36	(13)

	~~W~~	159,559	(5,069)	4,090	158,580

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

In millions of won	September 30, 2020			September 30, 2019
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Rental income	~~W~~	3,162	6,733	2,341	7,420
Operating and maintenance expenses related to rental income		(360)	(1,095)	(380)	(859)
Operating and maintenance expenses not related to rental income		—	—	—	(3,812)

	~~W~~	2,802	5,638	1,961	2,749

(4)	Fair value of investment properties as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020			December 31, 2019
	Book value		Fair value	Book value	Fair value
Land	~~W~~	201,678	310,118	129,897	202,042
Buildings		25,182	44,629	28,683	38,046

	~~W~~	226,860	354,747	158,580	240,088

The Group determined the fair value of investment property on the transition date based on valuations conducted by an independent valuation firm that is independent of the Group. The valuation firm has appropriate qualifications and experience in the valuation of real estate in the Republic of Korea, and the valuation was conducted using a comparison method, which is a method of obtaining economic value based on the marketability of the property. The fair values of the investment properties as of the reporting date were determined by considering fluctuations in the publicly announced individual land price after the KIFRS transition date. (January 1, 2010)

(5)	All of the Group’s investment properties are held under freehold interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

20.	Construction Contracts

(1)	Changes in major contract amount in which revenue is not yet recognized for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	September 30, 2020
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	2,735,141	1,205,191	(728,862)	3,211,470

(*)

For the nine-month period ended September 30, 2020, the increase in balance of contracts from new orders and foreign exchange impact is ~~W~~1,448,230 million and the decrease in balance of contracts due to changes in scope of construction work is ~~W~~243,039 million.

In millions of won	December 31, 2019
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	3,620,788	379,269	(1,264,916)	2,735,141

(*)

For the year ended December 31, 2019, the increase in balance of contracts from new orders and foreign exchange impact is ~~W~~390,224 million and the decrease in balance of contracts due to changes in scope of construction work is ~~W~~10,955 million.

(2)	Accumulated earned revenue, costs and others related to the Group’s construction contracts as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020
	Accumulated earned revenue		Accumulated costs	Accumulated profit	Advance received
Nuclear power plant construction in UAE and others	~~W~~	21,400,304	19,941,705	1,458,599	20,178

In millions of won	December 31, 2019
	Accumulated earned revenue		Accumulated costs	Accumulated profit	Advance received
Nuclear power plant construction in UAE and others	~~W~~	20,971,487	19,566,647	1,404,840	—

(3)	Gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020			December 31, 2019
	Contract assets (*1)		Contract liabilities (*2)	Contract assets (*1)	Contract liabilities (*2)
Nuclear power plant construction in UAE and others	~~W~~	93,414	3,706	53,827	73,420

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.
(*2)	Included in non-financial liabilities in the consolidated statements of financial position.

(4)

The contract with BOC (purchaser) states that disclosure of information related to UAE nuclear power plant construction projects such as contract date, contractual completion date, completion progress, unbilled construction, impairment losses, etc. are not allowed without consent from the purchaser. BOC did not agree to disclose such information. Accordingly, the Group did not disclose such information based on KIFRS 1115 129.2(2) as it is probable that BOC may file a lawsuit for breach of contract if the Group does so. Also, the Group reported to the audit committee that those items will not be disclosed in the notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

20.	Construction Contracts, Continued

(5)

Operating segments information related to the contracts for which the Group recognizes revenue based on the percentage-of-completion on a cost-based input method for the nine-month period ended September 30, 2020 are as follows:

In millions of won	September 30, 2020
	Effect from changes in accounting estimates						Contract assets from construction contracts		Receivables from construction contracts
	Expected loss on construction contracts		Changes in estimates of contract revenue and costs	Amounts recognized in current profit or loss	Amounts recognized in future profit or loss	Changes in estimated total contract costs	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Transmission and distribution	~~W~~	—	6,593	4,183	2,410	29,542	40,246	—	—	—
Plant maintenance & engineering service		937	(11,946)	(10,661)	(1,285)	(12,843)	53,167	2,157	35,868	12,332

	~~W~~	937	(5,353)	(6,478)	1,125	16,699	93,413	2,157	35,868	12,332

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	748,968	(158)	(598,333)	—	150,477
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		101,259	—	(47,472)	(9,178)	44,609
Mining rights		601,127	—	(33,298)	(525,155)	42,674
Development expenditures		945,385	(5,424)	(852,496)	(19)	87,446
Intangible assets under development		74,705	(6,812)	—	(12,844)	55,049
Usage rights of donated assets and others		593,369	—	(403,955)	—	189,414
Leasehold rights		27,843	—	(21,296)	—	6,547
Greenhouse gas emissions rights		94,294	—	—	—	94,294
Others		577,666	(76)	(133,953)	(15,468)	428,169

	~~W~~	3,768,014	(12,470)	(2,094,201)	(562,664)	1,098,679

In millions of won	December 31, 2019
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	707,731	(235)	(542,736)	—	164,760
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		102,828	—	(40,389)	(9,178)	53,261
Mining rights		584,969	—	(28,456)	(512,790)	43,723
Development expenditures		916,834	(1,492)	(822,972)	(19)	92,351
Intangible assets under development		73,335	(11,029)	—	(12,845)	49,461
Usage rights of donated assets and others		582,825	—	(389,664)	—	193,161
Leasehold rights		25,989	—	(20,671)	—	5,318
Greenhouse gas emissions rights		41,656	—	—	—	41,656
Others		557,749	(79)	(119,446)	(11,939)	426,285

	~~W~~	3,597,314	(12,835)	(1,967,732)	(546,771)	1,069,976

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	September 30, 2020
	Beginning balance		Acquisitions	Disposals	Amortization	Impairment	Others	Ending balance
Software	~~W~~	164,995	9,893	—	(54,246)	—	29,993	150,635
(Government grants)		(235)	—	—	77	—	—	(158)
Copyrights, patents rights and other industrial rights		53,261	165	—	(6,348)	—	(2,469)	44,609
Mining rights		43,723	1,662	—	(3,669)	—	958	42,674
Development expenditures		93,843	426	—	(23,407)	—	22,008	92,870
(Government grants)		(1,492)	—	—	1,071	—	(5,003)	(5,424)
Intangible assets under development		60,490	34,322	—	—	—	(32,951)	61,861
(Government grants)		(11,029)	—	—	—	—	4,217	(6,812)
Usage rights of donated assets and others		193,161	—	—	(12,720)	—	8,973	189,414
(Government grants)		—	—	—	—	—	—	—
Leasehold rights		5,318	—	—	(623)	—	1,852	6,547
Greenhouse gas emissions rights		41,656	34,138	(9,271)	—	—	27,771	94,294
Others		426,364	660	(45)	(16,812)	(3,505)	21,583	428,245
(Government grants)		(79)	—	—	3	—	—	(76)

	~~W~~	1,069,976	81,266	(9,316)	(116,674)	(3,505)	76,932	1,098,679

In millions of won	December 31, 2019
	Beginning balance		Acquisitions	Disposals	Amortization	Impairment (*1)	Others (*2)	Ending balance
Software	~~W~~	157,681	42,694	(774)	(81,883)	—	47,277	164,995
(Government grants)		(420)	—	—	202	—	(17)	(235)
Copyrights, patents rights and other industrial rights		67,112	171	(325)	(9,196)	—	(4,501)	53,261
Mining rights		534,524	8,742	—	(7,186)	(513,519)	21,162	43,723
Development expenditures		92,486	687	—	(28,901)	(68)	29,639	93,843
(Government grants)		(2,110)	—	—	833	—	(215)	(1,492)
Intangible assets under development		70,536	56,082	—	—	—	(66,128)	60,490
(Government grants)		(10,564)	—	—	—	—	(465)	(11,029)
Usage rights of donated assets and others		87,011	—	—	(15,632)	—	121,782	193,161
(Government grants)		—	—	—	—	—	—	—
Leasehold rights		5,552	—	—	(741)	—	507	5,318
Greenhouse gas emissions rights		7,050	118,743	(7,058)	—	—	(77,079)	41,656
Others		217,084	2,307	(164)	(14,413)	(22)	221,572	426,364
(Government grants)		—	—	—	2	—	(81)	(79)

	~~W~~	1,225,942	229,426	(8,321)	(156,915)	(513,609)	293,453	1,069,976

(*1)

KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd., 100% owned subsidiaries, performed an impairment test over the mining rights and the Group recognized the amount of the carrying amount in excess of its recoverable amount as an impairment loss.

(*2)	‘Others’ include the business rights amounting to ~~W~~172,434 million increased from the business combination between Korea East-West Power Co., Ltd. and Eumseong Natural Gas Power Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won and thousands of Australian dollars
September 30, 2020
Type	Description	Currency	Amount	Remaining useful lives
Software	ERP system and others	KRW	169	5 months ~ 7 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	4,936	2 years
	Contributions to ARP NRC DC	KRW	30,260	7 years and 3 months
Mining rights	Mining right of Bylong mine	AUD	—	— (*)
Development expenditures	Electricity sales information system	KRW	9,993	1 year and 5 months
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	27,982	6 years and 2 months
	Dangjin power plant load facility usage right	KRW	3,148	6 months
	Right of use electricity and gas supply facility (Community district of Songdo 6,8)	KRW	10,280	9 years and 9 months
Others	Occupancy and use of public waters	KRW	88,388	16 years and 4 months
	Greenhouse gas emissions rights	KRW	94,294	—
	Business rights	KRW	167,644	29 years and 2 months

(*)	The carrying amount of mining right does not exist, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

In millions of won and thousands of Australian dollars
December 31, 2019
Type	Description	Currency	Amount	Remaining useful lives
Software	ERP system and others	KRW	432	1 year and 2 months ~ 1 year and 4 months
	Electricity sales information system	KRW	4,824	3 years
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	6,787	2 years and 9 months
	Contributions to ARP NRC DC	KRW	34,755	8 years
Mining rights	Mining right of Bylong mine	AUD	—	— (*)
Development expenditures	Electricity sales information system	KRW	15,283	2 years and 3 months
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	31,385	6 years and 11 months
	Dangjin power plant load facility usage right	KRW	7,870	1 year and 3 months
Others	Occupancy and use of public waters	KRW	92,446	17 years and 1 month
	Business rights	KRW	171,955	29 years and 11 months

(*)	The carrying amount of mining right does not exist, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

(4)	For the nine-month periods ended September 30, 2020 and 2019, the Group recognized research and development expenses of ~~W~~467,190 million and ~~W~~500,269 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

22.	Trade and Other Payables

Trade and other payables as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	1,724,995	—	2,859,721	—
Non-trade payables		1,495,161	2,505,577	1,952,659	2,446,714
Accrued expenses		1,062,250	79,222	1,028,869	2,033
Leasehold deposits received		3,270	3	2,571	709
Other deposits received		86,186	66,605	163,382	68,702
Lease liabilities		628,224	4,349,692	635,349	4,434,784
Dividends payable		4,189	—	6,851	—
Others (*)		—	11,278	—	12,818

	~~W~~	5,004,275	7,012,377	6,649,402	6,965,760

(*)	Details of others as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	4,278	—	5,818
Others		—	7,000	—	7,000

	~~W~~	—	11,278	—	12,818

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020		December 31, 2019
Current liabilities
Short-term borrowings	~~W~~	1,333,597	1,098,555
Current portion of long-term borrowings		148,047	217,579
Current portion of debt securities		7,884,539	7,545,485
Less: Current portion of discount on long-term borrowings		(977)	(1,000)
Less: Current portion of discount on debt securities		(5,203)	(2,780)

		9,360,003	8,857,839

Non-current liabilities
Long-term borrowings		3,521,001	3,411,052
Debt securities		57,569,725	55,716,183
Less: Discount on long-term borrowings		(16,754)	(21,309)
Less: Discount on debt securities		(154,259)	(88,920)
Add: Premium on debt securities		1,504	1,696

		60,921,217	59,018,702

	~~W~~	70,281,220	67,876,541

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(2)	Repayment schedule of borrowings and debt securities as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won
September 30, 2020
Type	Borrowings		Debt securities
Less than 1 year	~~W~~	1,481,644	7,884,539
1 ~ 5 years		2,337,240	29,918,440
Over 5 years		1,183,761	27,651,285

	~~W~~	5,002,645	65,454,264

In millions of won
December 31, 2019
Type	Borrowings		Debt securities
Less than 1 year	~~W~~	1,316,134	7,545,485
1 ~ 5 years		2,113,404	31,552,963
Over 5 years		1,297,648	24,163,220

	~~W~~	4,727,186	63,261,668

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won and thousands of foreign currencies
September 30, 2020
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
Local short-term borrowings	DB financial investment and others	0.59 ~ 4.60	2020.10.06 ~2020.12.31		—	~~W~~	820,012
Electronic short-term bonds	KB Securities and others	0.84 ~ 0.91	2020.10.06 ~2020.12.08		—		320,000
Foreign short-term borrowings	Shinhan Bank and others	0.70 ~ 0.77	2020.10.08 ~2020.12.28	USD	100,320		117,725
Foreign short-term borrowings	Korea Development Bank and others	1M Libor + 125bp	2022.04.29	USD	60,000		70,410
Foreign short-term borrowings	BDO Unibank	3M BVAL + 0.5	2020.12.20	PHP	225,000		5,450

						~~W~~	1,333,597

In millions of won and thousands of foreign currencies
December 31, 2019
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
Local short-term borrowings	DB financial investment and others	2.00 ~ 2.20	2020.01.13 ~2020.02.05		—	~~W~~	280,000
Foreign short-term borrowings	LG-CNS	4.60	2020.06.30	USD	23,699		27,439
Foreign short-term borrowings	BDO Unibank	3M BVAL + 0.5	2020.12.20	PHP	225,000		5,130
Foreign short-term borrowings	Mizuho Bank	4.60	2020.06.30	USD	11,027		12,767
Electronic short-term bonds	Mirae asset daewoo and others	1.72 ~ 2.20	2020.01.10 ~2020.02.05		—		400,000
Local bank overdraft	Korea development Bank and others	1.98 ~ 2.75	2020.01.01 ~2020.04.16		—		373,219

						~~W~~	1,098,555

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won and thousands of foreign currencies
September 30, 2020
Type		Interest rate (%)	Maturity	Foreign currency		Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2020~2044		—	~~W~~	3,208
	Facility	2.50~4.60	2021~2028		—		52,986
	Operating funds	2.33~2.87	2022~2023		—		34,300
	Operating funds	1yr KoFC bond rate +0.95	2022		—		10,000
Hana Bank	Commercial Paper	3M CD+0.13~0.32	2021~2024		—		1,150,000
	Facility	4.60	2028		—		11,439
	Facility	3yr KTB rate-1.25 Standard overdraft rate+1.50~2.45	2020~2035		—		34,253
IBK	PF Refinancing	CD+1.25	2030		—		9,119
Export-Import Bank of Korea	Project loans	1.50	2026		—		17,677
	Operating funds	3.04	2023		—		15,700
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025		—		3,264
	Facility	3yr KTB rate-2.25	2020~2024		—		1,659
	Project loans	—	2023		—		5,642
	Others	KTB rate-2.25	2024~2028		—		10,194
Shinhan Bank	Facility	CB rate+1.10	2028		—		17,158
	Others	3.95	2034		—		90,497
	Others	Standard overdraft rate+1.00	2034		—		90,497
Kookmin Bank	Facility	MOR+0.79 3M CD+1.79	2021~2031		—		34,059
Others	Facility	1.75~6.80	2026~2037		—		489,640
	Facility	CB rate+1.10~1.20 3M CD+1.60 Standard overdraft rate+1.50~2.45	2023~2037		—		82,030
	PF Refinancing	4.10	2030		—		27,833
	Others	3.90~7.90	2021~2039		—		153,118

							2,344,273

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD	8,744		10,261
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD	98,849		115,999
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD	140,162		231,989
	PF Loan	6M Libor+1.70~2.50	2032	USD	111,225		130,523
	Others	3.88	2021	USD	289,022		339,167
POSCO and others	Shareholder’s loan	8.00	2023	USD	12,523		14,696
	Shareholder’s loan	8.00	2031	JOD	4,853		8,032
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY	4,682,816		52,076
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY	3,020,746		33,593
IFC and others	Others	6M Libor+5.00	2031	USD	231,177		271,286
Federal Financing Bank and others	PF Loan	2.39~13.00	2031~2038	USD	98,836		115,984
Others	Others	—	—	USD	997		1,169

							1,324,775

							3,669,048
Less: Discount on long-term borrowings							(17,731)
Less: Current portion of long-term borrowings							(148,047)
Add: Current portion of discount on long-term borrowings							977

						~~W~~	3,504,247

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of September 30, 2020 and December 31, 2019 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2019

Type		Interest rate (%)	Maturity	Foreign currency		Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2020~2044		—	~~W~~	3,500
	Facility	2.50~4.60	2023~2028		—		59,845
	Operating funds	2.33~3.04	2020~2022		—		55,000
	Operating funds	1yr KoFC bond rate +0.95	2020~2022		—		24,000
Hana Bank	Commercial Paper	3M CD+0.13~0.32	2021~2024		—		1,150,000
	Facility	4.60	2028		—		12,466
	Facility	3yr KTB rate-1.25	2020~2028		—		6,699
IBK	PF Refinancing	CD+1.25	2030		—		10,497
Export-Import Bank of Korea	Project loans	1.50	2026		—		19,150
	Operating funds	2.21	2020		—		35,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025		—		4,350
	Facility	3yr KTB rate-2.25	2020~2024		—		2,058
	Project loans	—	2023		—		1,197
	Others	KTB rate-2.25	2024~2028		—		15,696
Shinhan Bank	Facility	CB rate+1.10	2028		—		18,698
	Others	3.95	2035		—		99,146
	Others	Standard overdraft rate+1.00	2035		—		99,146
Kookmin Bank	Facility	3.16	2020		—		10,000
	Facility	MOR+0.79	2023		—		23,333
Others	Facility	1.75~6.80	2026~2036		—		390,044
	Facility	CB rate+1.10~1.60 Standard overdraft rate+2.45	2023~2036		—		111,834
	PF Refinancing	4.10	2030		—		29,159
	Others	4.50~7.90	2022~2039		—		102,348

							2,283,166

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD	8,744		10,123
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD	101,912		117,994
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD	146,380		239,039
	PF Loan	6M Libor+2.50~2.70	2032	USD	118,684		137,412
	Others	3.88	2021	USD	289,709		334,685
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD	13,000		15,051
	Shareholder’s loan	8.00	2031	JOD	4,853		7,925
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY	4,981,038		52,972
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY	3,213,121		34,171
IFC and others	Others	6M Libor+5.00	2031	PKR	37,252,930		278,652
Federal Financing Bank and others	PF Loan	2.39~13.00	2031~2038	USD	101,380		117,377
Others	Others	—	—	USD	57		64

							1,345,465

							3,628,631
Less: Discount on long-term borrowings							(22,309)
Less: Current portion of long-term borrowings							(217,579)
Add: Current portion of discount on long-term borrowings							1,000

						~~W~~	3,389,743

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	September 30, 2020		December 31, 2019
Electricity bonds	2011.05.06~2020.04.29	2020.10.20~2049.10.24	1.32~4.58	~~W~~	28,410,000	28,450,000
Corporate bonds (*)	2009.10.16~2020.09.08	2020.10.17~2050.08.27	1.01~6.00		25,793,577	24,463,577

					54,203,577	52,913,577
Less: Discount on local debt securities					(46,398)	(42,274)
Less: Current portion of local debt securities					(6,460,000)	(6,340,000)
Add: Current portion of discount on local debt securities					1,922	1,409

				~~W~~	47,699,101	46,532,712

(*)

Among the corporate bonds, each holder of HeeMang Sunlight Power Co., Ltd.’s private equity bonds, amounting to ~~W~~2,697 million, may exercise the right to early redemption on the 5th year (March 31, 2021) from the date of issuance of the bond and thereafter every year on March 31, until the year immediately preceding the redemption date.

(6)	Foreign debt securities as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won and thousands of foreign currencies
September 30, 2020
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD	278,701	~~W~~	327,056
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		369,320
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		336,701
FY-11	2011.07.13	2021.07.13	4.75	USD	500,000		586,750
FY-12	2012.09.19	2022.09.19	3.00	USD	750,000		880,125
FY-14	2014.07.30	2029.07.30	3.57	USD	100,000		117,350
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		352,050
FY-16	2016.01.21	2021.07.21	2.50	USD	300,000		352,050
FY-17	2017.06.19~2017.07.25	2022.06.19~2027.07.25	2.63~3.13	USD	800,000		938,800
FY-17	2017.10.30	2037.10.30	1.70	EUR	40,000		54,777
FY-17	2017.11.16	2037.11.16	2.36	SEK	450,000		58,406
FY-18	2018.01.29~2018.07.25	2021.01.29~2023.07.25	3.00~3.88	USD	1,800,000		2,112,300
FY-18	2018.03.13	2028.03.13	3.35	HKD	1,650,000		249,843
FY-19	2019.01.22~2019.06.24	2022.01.22~2024.06.24	2.50~3.38	USD	800,000		938,800
FY-19	2019.02.27	2024.02.27	0.13	CHF	200,000		253,880
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF	300,000		380,820
FY-19	2019.07.22	2022.07.22	2.38	USD	300,000		352,050
FY-19	2019.10.30	2024.10.30	3M BBSW+97bp	AUD	300,000		249,393
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD	394,220		462,617
FY-20	2020.02.03	2025.02.23	2.13	USD	300,000		352,050
FY-20	2020.06.15	2025.06.15	1.13	USD	500,000		586,750
FY-20	2020.05.06	2025.05.06	1.75	USD	500,000		586,750
FY-20	2020.08.03	2026.02.03	1.00	USD	300,000		352,049

							11,250,687
Less: Discount on foreign debt securities							(113,064)
Add: Premium on foreign debt securities							1,504
Less: Current portion of foreign debt securities							(1,424,539)
Add: Current portion of discount on foreign debt securities							3,281

						~~W~~	9,717,869

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of September 30, 2020 and December 31, 2019 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2019
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 249,074	~~W~~	288,379
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		364,379
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		332,196
FY-11	2011.07.13	2021.07.13	4.75	USD 500,000		578,900
FY-12	2012.09.19	2022.09.19	3.00	USD 750,000		868,350
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000		263,361
FY-14	2014.07.30~2014.12.02	2020.06.02~2029.07.30	2.50~3.57	USD 600,000		694,680
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		347,340
FY-16	2016.01.21	2021.07.21	2.50	USD 300,000		347,340
FY-17	2017.04.12~2017.07.25	2020.04.12~2027.07.25	2.38~3.13	USD 1,100,000		1,273,580
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		51,897
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		55,737
FY-18	2018.01.29~2018.07.25	2021.01.29~2023.07.25	3.00~3.88	USD 1,800,000		2,084,040
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		245,289
FY-19	2019.01.22~2019.06.24	2022.01.22~2024.06.24	2.50~3.38	USD 800,000		926,240
FY-19	2019.02.27	2024.02.27	0.13	CHF 200,000		239,104
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF 300,000		358,656
FY-19	2019.07.22	2022.07.22	2.38	USD 300,000		347,340
FY-19	2019.10.30	2024.10.30	3M BBSW+97bp	AUD 300,000		243,102
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 378,460		438,181

						10,348,091
Less: Discount on foreign debt securities						(49,426)
Add: Premium on foreign debt securities						1,696
Less: Current portion of foreign debt securities						(1,205,485)
Add: Current portion of discount on foreign debt securities						1,371

					~~W~~	9,096,247

(7)	Changes in borrowings and debt securities for the nine-month periods ended September 30, 2020 and 2019 are as follows:

In millions of won	September 30, 2020		September 30, 2019
Beginning balance	~~W~~	67,876,541	61,034,627
Cash flow		2,259,823	4,077,920
Effect of exchange rate fluctuations		208,232	902,866
Others		(63,376)	(2,549)

Ending balance	~~W~~	70,281,220	66,012,864

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

24.	Lease

1)	Group as a lessee

(1)	Lease contracts

The Group applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized ~~W~~29,509 million as expense for the nine-month period ended September 30, 2020. The Group also applies the leases of low-value assets recognition exemption to leases contracts with underlying assets considered to be low value (i.e. approximately less than ~~W~~5 million), and recognized ~~W~~1,646 million as expense for the nine-month period ended September 30, 2020.

The Group has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (“PPA”), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	724,637	(86,400)	638,237
Buildings		71,514	(32,000)	39,514
Structures		29,110	(3,906)	25,204
Machinery		1,308	(581)	727
Ships		4,313,704	(746,546)	3,567,158
Vehicles		27,245	(12,791)	14,454
Others (*)		2,713,693	(2,354,655)	359,038

	~~W~~	7,881,211	(3,236,879)	4,644,332

(*)	Includes power purchase agreements (“PPA”) with GS EPS and another LNG combined power supplier.

In millions of won	December 31, 2019
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	693,103	(49,029)	644,074
Buildings		54,980	(20,403)	34,577
Structures		28,198	(2,554)	25,644
Machinery		1,308	(484)	824
Ships		4,113,754	(425,465)	3,688,289
Vehicles		20,817	(7,109)	13,708
Others (*)		2,661,850	(2,285,393)	376,457

	~~W~~	7,574,010	(2,790,437)	4,783,573

(*)	Includes power purchase agreements (“PPA”) with GS EPS and two other LNG combined power suppliers.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

24.	Lease, Continued

(3)	Changes in right-of-use assets for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	September 30, 2020
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	644,074	4,503	(37,375)	—	27,035	638,237
Buildings		34,577	37,826	(28,821)	(759)	(3,309)	39,514
Structures		25,644	260	(700)	—	—	25,204
Machinery		824	—	(97)	—	—	727
Ships		3,688,289	199,950	(321,081)	—	—	3,567,158
Vehicles		13,708	7,549	(5,739)	(21)	(1,043)	14,454
Others		376,457	30,479	(55,065)	(2)	7,169	359,038

	~~W~~	4,783,573	280,567	(448,878)	(782)	29,852	4,644,332

In millions of won	December 31, 2019
	Beginning balance		Changes in accounting policies (*)	Increase	Depreciation	Ending balance
Land	~~W~~	—	684,386	8,717	(49,029)	644,074
Buildings		—	36,874	18,106	(20,403)	34,577
Structures		—	20,840	7,358	(2,554)	25,644
Machinery		—	—	1,308	(484)	824
Ships		—	3,986,947	126,807	(425,465)	3,688,289
Vehicles		—	11,258	9,559	(7,109)	13,708
Others		—	403,346	49,141	(76,030)	376,457

	~~W~~	—	5,143,651	220,996	(581,074)	4,783,573

(*)	Includes transferred amount of ~~W~~195,704 million, which was classified as finance lease assets as of December 31, 2018.

(4)	Lease liabilities as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020
Less than 1 year	~~W~~	674,010
1 ~ 5 years		2,316,830
More than 5 years		2,630,647

		5,621,487
Less: Discount		(643,571)

Present value of lease payment	~~W~~	4,977,916

In millions of won	December 31, 2019
Less than 1 year	~~W~~	686,445
1 ~ 5 years		2,334,883
More than 5 years		2,735,681

		5,757,009
Less: Discount		(686,876)

Present value of lease payment	~~W~~	5,070,133

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

24.	Lease, Continued

(5)	The details of the liquidity classification of lease liabilities as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020		December 31, 2019
Current lease liabilities	~~W~~	628,224	635,349
Non-current lease liabilities		4,349,692	4,434,784

	~~W~~	4,977,916	5,070,133

(6)	Changes in lease liabilities for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	September 30, 2020
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	5,070,133	268,087	(552,527)	85,227	106,996	4,977,916

(*)	Includes translation effect of foreign currency lease liabilities and others.

In millions of won	December 31, 2019
	Beginning balance		Changes in accounting policies	Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	283,806	4,943,584	218,800	(659,387)	85,950	197,380	5,070,133

(*)	Including translation effect of foreign currency lease liabilities and others.

(7)	Details of expense relating to lease contracts as lessee for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

In millions of won	September 30, 2020			September 30, 2019
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Depreciation of right-of-use assets	~~W~~	149,598	448,878	145,607	419,178
Interest expenses of lease liabilities		28,515	85,227	21,994	64,199
Lease expenses for short-term leases		14,959	29,509	6,183	13,607
Lease expenses for leases of low-value assets		449	1,646	352	899
Variable lease payments		9,786	27,074	(4,362)	(13,004)

	~~W~~	203,307	592,334	169,774	484,879

(8)

For the nine-month periods ended September 30, 2020 and 2019, the total cash outflow related to the lease contract, including cash outflows due to short-term leases and leases of low-value asset leases, amounts to ~~W~~610,757 million and ~~W~~471,582 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

24.	Lease, Continued

2)	Group as a lessor

(1)	Finance lease contracts

The Group entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25 years lease term, and an 89.1MW level Fujeij wind power plant over a 20 years lease term. Also, the Group has provided fly-ash pipe conduit as finance leases with an average lease term of 7 years. In addition, the Group provides 30 energy storage system installation projects and 115 energy efficiency contracts as finance leases with a lease term of 2 to 10 years. Also, the Group entered into a PPA with the Comission Federal de Electricidad in Mexico to provide for 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Profit and loss related to finance lease for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

In millions of won	September 30, 2020			September 30, 2019
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Finance income on the net investment in the lease	~~W~~	28,002	89,691	24,857	66,039

(3)

Maturity analysis of the lease payments receivable and reconciliation of the undiscounted lease payments to the net investment in the lease as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020		December 31, 2019
Less than 1 year	~~W~~	170,017	173,093
1 ~ 2 years		155,536	150,895
2 ~ 3 years		153,805	150,596
3 ~ 4 years		150,173	149,364
4 ~ 5 years		146,789	145,964
More than 5 years		1,743,429	1,740,652

		2,519,749	2,510,564
Less: Unearned finance income		(1,330,853)	(1,331,723)

Net investment in the lease (*)	~~W~~	1,188,896	1,178,841

(*)	Net investment in the lease includes present value of unguaranteed residual value amounting to ~~W~~17,300 million as of September 30, 2020.

The implicit interest rate for a lease term is determined on the lease contract date. The average implicit interest rate of the finance lease contracts is from 1.68% up to 16.81% per year as of September 30, 2020. (prior year : 3.50%~16.48%)

(4)	Changes in the allowance for doubtful accounts of finance lease receivables for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	September 30, 2020		December 31, 2019
Beginning balance	~~W~~	862	1,133
Bad debt expense		—	—
Reversal of allowance for doubtful accounts		(147)	(271)

Ending balance	~~W~~	715	862

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

25.	Employment Benefits

(1)	Employment benefit obligations as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020		December 31, 2019
Net defined benefit asset	~~W~~	(230)	(1,047)
Net defined benefit obligations		2,471,722	1,925,134
Other long-term employee benefit obligations		4,247	4,720

	~~W~~	2,475,739	1,928,807

(2)	Principal assumptions on actuarial valuation as of September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020	December 31, 2019
Discount rate	1.62%~1.85%	1.92%~2.05%
Weighted average future salary and benefit levels	4.24%	4.39%
Weighted average duration	13.21 years	13.23 years

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

25.	Employment Benefits, Continued

(3)	Details of expense relating to defined benefit plans for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

In millions of won	September 30, 2020			September 30, 2019
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Current service cost	~~W~~	121,972	357,070	105,704	307,849
Interest cost		20,793	60,627	21,277	61,576
Expected return on plan assets		(10,550)	(31,288)	(10,305)	(30,724)
Past service cost		—	(2,027)	—	—
Gain from settlement		—	—	(132)	(609)

	~~W~~	132,215	384,382	116,544	338,092

Expenses as described above are recognized in those items below in the financial statements.

In millions of won	September 30, 2020			September 30, 2019
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Cost of sales	~~W~~	96,917	280,593	86,655	251,495
Selling and administrative expenses		21,789	63,483	15,038	43,260
Others (Construction-in-progress and others)		13,509	40,306	14,851	43,337

	~~W~~	132,215	384,382	116,544	338,092

In addition, for the nine-month periods ended September 30, 2020 and 2019, employee benefit obligations expenses of             ~~W~~ 43,285 million and ~~W~~54,583 million, respectively, are recognized as cost of sales; and ~~W~~5,973 million and ~~W~~11,167 million, respectively, are recognized as selling and administrative expenses; and ~~W~~8,452 million and ~~W~~10,617 million, respectively, are recognized as construction-in-progress and others, relates to the Group’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020		December 31, 2019
Present value of defined benefit obligation from funded plans	~~W~~	4,603,891	4,035,400
Fair value of plan assets		(2,132,399)	(2,111,313)

Net liabilities incurred from defined benefit plans	~~W~~	2,471,492	1,924,087

(5)	Changes in the present value of defined benefit obligations for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	September 30, 2020		December 31, 2019
Beginning balance	~~W~~	4,035,400	3,414,116
Current service cost		357,070	440,300
Interest cost (*)		60,627	83,619
Remeasurement component		252,195	(93,736)
Past service cost		(2,027)	301,442
Gain from settlement		—	(2,018)
Actual payments		(99,426)	(108,057)
Others		52	(266)

Ending balance	~~W~~	4,603,891	4,035,400

(*)	Corporate bond (AAA rated) yield at year-end is applied to measure the interest cost on employee benefit obligations.

(6)	Changes in the fair value of plan assets for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	September 30, 2020		December 31, 2019
Beginning balance	~~W~~	2,111,313	1,775,331
Expected return		31,288	41,597
Remeasurement component		2,843	(11,186)
Contributions by the employers		31,145	348,386
Actual payments		(44,190)	(42,815)

Ending balance	~~W~~	2,132,399	2,111,313

In addition, losses on accumulated remeasurement component amounted to ~~W~~266,224 million and ~~W~~117,779 million have been recognized as other comprehensive income or loss for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020		December 31, 2019
Equity instruments	~~W~~	374,546	189,235
Debt instruments		460,773	648,265
Bank deposit		205,940	199,743
Others		1,091,140	1,074,070

	~~W~~	2,132,399	2,111,313

For the nine-month period ended September 30, 2020 and for the year ended December 31, 2019, actual returns on plan assets amounted to ~~W~~34,131 million and ~~W~~30,411 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	September 30, 2020		December 31, 2019
Actuarial gain (loss) from changes in financial assumptions	~~W~~	120,542	(2,916)
Experience adjustments, etc.		131,653	(90,820)
Expected return		(2,843)	11,186

	~~W~~	249,352	(82,550)

Remeasurement component recognized as other comprehensive income or loss is included in retained earnings.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

26.	Provisions

(1)	Provisions as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Employment benefits
Provisions for employment benefits	~~W~~	985,979	—	975,619	—

Litigation
Litigation provisions		34,301	64,215	39,177	49,221

Decommissioning cost
Nuclear plants		—	16,256,233	—	15,994,039
Spent fuel		516,041	834,624	401,741	953,539
Radioactive waste		81,227	1,819,137	77,053	1,811,029
PCBs		—	146,310	—	152,981
Other recovery provisions		—	25,895	—	10,773

Others
Power plant regional support program		158,551	—	140,133	—
Transmission regional support program		97,562	—	139,785	—
Provisions for financial guarantee		—	75,641	111	81,246
Provisions for RPS		13,653	—	2,889	—
Provisions for greenhouse gas emissions obligations		—	—	682,459	—
Others		158,250	163,962	145,754	13,220

	~~W~~	2,045,564	19,386,017	2,604,721	19,066,048

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

26.	Provisions, Continued

(2)	Changes in provisions for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	September 30, 2020
	Beginning balance		Increase in provision	Payments	Reversals	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	975,619	816,851	(806,486)	—	(5)	985,979

Litigation
Litigation provisions		88,398	38,456	(7,428)	(20,919)	9	98,516

Decommissioning cost
Nuclear plants		15,994,039	292,844	(30,650)	—	—	16,256,233
Spent fuel		1,355,280	302,413	(307,028)	—	—	1,350,665
Radioactive waste		1,888,082	49,496	(37,214)	—	—	1,900,364
PCBs		152,981	2,263	(8,934)	—	—	146,310
Other recovery provisions		10,773	14,881	—	—	241	25,895

Others
Power plant regional support program		140,133	39,445	(28,656)	—	7,629	158,551
Transmission regional support program		139,785	107,014	(149,237)	—	—	97,562
Provisions for tax		—	—	(25)	25	—	—
Provisions for financial guarantee		81,357	10,507	—	(16,223)	—	75,641
Provisions for RPS		2,889	13,653	—	(2,889)	—	13,653
Provisions for greenhouse gas emissions obligations		682,459	95,383	(633,482)	(119,408)	(24,952)	—
Others		158,974	206,495	(43,077)	(2,346)	2,166	322,212

	~~W~~	21,670,769	1,989,701	(2,052,217)	(161,760)	(14,912)	21,431,581

In millions of won	December 31, 2019
	Beginning balance		Increase in provision	Payments	Reversals	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	976,347	900,033	(879,980)	(20,781)	—	975,619

Litigation
Litigation provisions		77,793	59,366	(17,236)	(31,525)	—	88,398

Decommissioning cost
Nuclear plants		13,388,134	2,639,562	(33,657)	—	—	15,994,039
Spent fuel		1,291,354	440,029	(376,103)	—	—	1,355,280
Radioactive waste		1,685,008	209,551	(6,787)	—	310	1,888,082
PCBs		147,668	14,251	(8,938)	—	—	152,981
Other recovery provisions		10,477	2,020	(2,033)	—	309	10,773

Others
Power plant regional support program		137,668	41,341	(48,390)	—	9,514	140,133
Transmission regional support program		151,698	169,616	(181,529)	—	—	139,785
Provisions for tax		6,845	—	—	(6,847)	2	—
Provisions for financial guarantee		15,586	83,910	(16,589)	(1,551)	1	81,357
Provisions for RPS		93,919	222,119	(313,149)	—	—	2,889
Provisions for greenhouse gas emissions obligations		136,187	724,002	(152,463)	(25,267)	—	682,459
Others		61,862	113,751	(16,217)	(833)	411	158,974

	~~W~~	18,180,546	5,619,551	(2,053,071)	(86,804)	10,547	21,670,769

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

27.	Government Grants

(1)	Government grants as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020		December 31, 2019
Land	~~W~~	(23,474)	(21,817)
Buildings		(58,522)	(61,920)
Structures		(183,154)	(186,554)
Machinery		(148,566)	(158,907)
Vehicles		(996)	(2,275)
Equipment		(254)	(241)
Tools		(213)	(403)
Construction-in-progress		(73,250)	(61,211)
Investment properties		(29)	(13)
Software		(158)	(235)
Development expenditures		(5,424)	(1,492)
Intangible assets under development		(6,812)	(11,029)
Other intangible assets		(76)	(79)

	~~W~~	(500,928)	(506,176)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

27.	Government Grants, Continued

(2)	Changes in government grants for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	September 30, 2020
	Beginning balance		Receipt	Acquisitions	Offset items with depreciation expense and others	Disposals	Others	Ending balance
Cash	~~W~~	—	(23,718)	—	—	—	23,718	—
Land		(21,817)	—	—	—	2	(1,659)	(23,474)
Buildings		(61,920)	—	—	3,914	—	(516)	(58,522)
Structures		(186,554)	—	—	7,141	1,277	(5,018)	(183,154)
Machinery		(158,907)	—	—	12,876	328	(2,863)	(148,566)
Vehicles		(2,275)	—	—	1,554	—	(275)	(996)
Equipment		(241)	—	—	118	—	(131)	(254)
Tools		(403)	—	—	57	133	—	(213)
Construction-in-progress		(61,211)	—	8,495	—	—	(20,534)	(73,250)
Investment properties		(13)	—	—	—	—	(16)	(29)
Software		(235)	—	—	77	—	—	(158)
Development expenditures		(1,492)	—	—	1,071	—	(5,003)	(5,424)
Intangible assets under development		(11,029)	—	—	—	—	4,217	(6,812)
Other intangible assets		(79)	—	—	3	—	—	(76)

	~~W~~	(506,176)	(23,718)	8,495	26,811	1,740	(8,080)	(500,928)

In millions of won	December 31, 2019
	Beginning balance		Receipt	Acquisitions	Offset items with depreciation expense and others	Disposals	Others	Ending balance
Cash	~~W~~	—	(21,705)	—	—	—	21,705	—
Land		(21,968)	—	—	—	151	—	(21,817)
Buildings		(63,189)	—	—	6,214	—	(4,945)	(61,920)
Structures		(190,854)	—	—	9,373	2,405	(7,478)	(186,554)
Machinery		(173,242)	—	—	17,993	635	(4,293)	(158,907)
Vehicles		(4,220)	—	—	2,170	5	(230)	(2,275)
Equipment		(418)	—	—	262	—	(85)	(241)
Tools		(675)	—	—	281	—	(9)	(403)
Construction-in-progress		(54,740)	—	12,338	—	—	(18,809)	(61,211)
Finance lease assets		(26)	—	—	—	—	26	—
Investment properties		(50)	—	—	1	—	36	(13)
Software		(420)	—	—	202	—	(17)	(235)
Development expenditures		(2,110)	—	—	833	—	(215)	(1,492)
Intangible assets under development		(10,564)	—	—	—	—	(465)	(11,029)
Other intangible assets		—	—	—	2	—	(81)	(79)

	~~W~~	(522,476)	(21,705)	12,338	37,331	3,196	(14,860)	(506,176)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

28.	Deferred Revenue

Deferred revenue related to the Group’s construction contracts for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	September 30, 2020		December 31, 2019
Beginning balance	~~W~~	9,201,538	8,606,563
Increase during the period		865,059	1,199,783
Recognized as revenue during the period		(466,345)	(604,808)

Ending balance	~~W~~	9,600,252	9,201,538

29.	Non-financial Liabilities

Non-financial liabilities as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Advance received	~~W~~	3,717,412	336,797	3,825,240	192,863
Unearned revenue		31,782	6,458	30,988	6,589
Deferred revenue		615,277	8,984,975	590,928	8,610,610
Withholdings		473,649	9,667	160,977	10,901
Others		1,645,393	75,512	1,080,220	13,489

	~~W~~	6,483,513	9,413,409	5,688,353	8,834,452

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

30.	Contributed Capital

(1)	Details of share capital as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won except share information	September 30, 2020
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

In millions of won except share information	December 31, 2019
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

(2)	Details in number of issued capital stock for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

Number of shares	September 30, 2020	December 31, 2019
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020		December 31, 2019
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020		December 31, 2019
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		32,179,065	34,785,425
Retained earnings before appropriations		16,679,682	12,811,798

Retained earnings	~~W~~	50,463,657	49,202,133

(*)

The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s share capital. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020		December 31, 2019
Reserve for investment on social overhead capital	~~W~~	5,277,449	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		26,361,616	28,967,976
Reserve for equalizing dividends		210,000	210,000

	~~W~~	32,179,065	34,785,425

(*)

The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Restriction of Special Taxation Act of Korea.

(3)	Changes in retained earnings for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	September 30, 2020		December 31, 2019
Beginning balance	~~W~~	49,202,133	51,519,119
Profit (loss) for the period attributed to owner of the controlling company		1,425,532	(2,345,517)
Changes in equity method retained earnings		(3,957)	(6,789)
Remeasurement of defined benefit liability, net of tax		(159,847)	36,160
Transfer of gain (loss) on valuation of financial assets at fair value through other comprehensive income		—	(840)
Transactions between consolidated entities		(204)	—

Ending balance	~~W~~	50,463,657	49,202,133

(4)	Dividends paid for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won except for share information	September 30, 2020
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)	Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~ —	—

In millions of won except for share information	December 31, 2019
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)	Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~ —	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

31.	Retained Earnings and Dividends Paid, Continued

(5)	Changes in retained earnings of investments in associates and joint ventures for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	September 30, 2020		December 31, 2019
Beginning balance	~~W~~	(2,820)	3,969
Changes		(3,957)	(6,789)

Ending balance	~~W~~	(6,777)	(2,820)

(6)	Changes in remeasurement components related to defined benefit liability for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	September 30, 2020		December 31, 2019
Beginning balance	~~W~~	(117,779)	(219,381)
Changes		(241,396)	76,395
Income tax effect		81,549	(40,235)
Transfer to reserve for business expansion		11,402	65,442

Ending balance	~~W~~	(266,224)	(117,779)

32.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interests) as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	September 30, 2020		December 31, 2019
Korea South-East Power Co., Ltd.	1st hybrid bond	2012.12.07	2042.12.06	4.38	~~W~~	170,000	170,000
Korea South-East Power Co., Ltd.	2nd hybrid bond	2012.12.07	2042.12.06	4.44		230,000	230,000
Expense of issuance						(1,090)	(1,090)

					~~W~~	398,910	398,910

Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Group decides not to pay dividends on common shares, they are not required to pay interest on the hybrid bonds.

Substantially, as these instruments have no contractual obligation to pay principal and interest, these instruments have been classified as equity (non-controlling interests) in the Group’s consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

33.	Other Components of Equity

(1)	Other components of equity as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020		December 31, 2019
Other capital surplus	~~W~~	1,227,328	1,226,364
Accumulated other comprehensive loss		(303,764)	(280,730)
Other equity		13,294,973	13,294,973

	~~W~~	14,218,537	14,240,607

(2)	Changes in other capital surplus for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	September 30, 2020				December 31, 2019
	Gain on disposal of treasury stocks		Others	Subtotal	Gain on disposal of treasury stocks	Others	Subtotal
Beginning balance	~~W~~	387,524	838,840	1,226,364	387,524	847,301	1,234,825
Issuance of share capital of subsidiaries and others		—	1,869	1,869	—	—	—
Others		—	(905)	(905)	—	(8,461)	(8,461)

Ending balance	~~W~~	387,524	839,804	1,227,328	387,524	838,840	1,226,364

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

33.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	September 30, 2020
	Financial asset at fair value through other comprehensive income valuation reserve		Shares in other comprehensive income (loss) of investments in associates and joint ventures	Reserve for overseas operations translation	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(92,599)	142,896	(294,898)	(36,129)	(280,730)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(30,109)	—	—	—	(30,109)
Shares in other comprehensive loss of associates and joint ventures, net of tax		—	(29,925)	—	—	(29,925)
Foreign currency translation of foreign operations, net of tax		—	—	(11,638)	—	(11,638)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	48,638	48,638

Ending balance	~~W~~	(122,708)	112,971	(306,536)	12,509	(303,764)

In millions of won	December 31, 2019
	Financial asset at fair value through other comprehensive income valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(81,708)	123,553	(350,245)	(50,170)	(358,570)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(10,891)	—	—	—	(10,891)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	19,343	—	—	19,343
Foreign currency translation of foreign operations, net of tax		—	—	55,347	—	55,347
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	14,041	14,041

Ending balance	~~W~~	(92,599)	142,896	(294,898)	(36,129)	(280,730)

(4)	Other equity as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020		December 31, 2019
Statutory revaluation reserve	~~W~~	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	~~W~~	13,294,973	13,294,973

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

34.	Sales

Details of sales for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

In millions of won	September 30, 2020
	Domestic			Overseas		Total
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
[Type of goods and services]
Sales of goods	~~W~~	15,118,574	42,137,256	77,860	231,676	15,196,434	42,368,932
Electricity		15,019,457	41,619,424	—	—	15,019,457	41,619,424
Heat supply		7,724	144,399	—	—	7,724	144,399
Others		91,393	373,433	77,860	231,676	169,253	605,109
Sales related to rendering of services		52,502	149,306	46,808	163,592	99,310	312,898
Sales related to construction services		46,912	117,653	210,572	611,209	257,484	728,862
Revenue related to transfer of assets from customers		158,149	466,345	—	—	158,149	466,345

	~~W~~	15,376,137	42,870,560	335,240	1,006,477	15,711,377	43,877,037

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	15,118,574	42,137,256	77,860	231,676	15,196,434	42,368,932
Performance obligations satisfied over time		257,563	733,304	257,380	774,801	514,943	1,508,105

	~~W~~	15,376,137	42,870,560	335,240	1,006,477	15,711,377	43,877,037

In millions of won	September 30, 2019
	Domestic			Overseas		Total
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
[Type of goods and services]
Sales of goods	~~W~~	15,333,341	42,496,430	70,287	213,078	15,403,628	42,709,508
Electricity		15,213,418	42,035,565	—	—	15,213,418	42,035,565
Heat supply		5,994	160,968	—	—	5,994	160,968
Others		113,929	299,897	70,287	213,078	184,216	512,975
Sales related to rendering of services		46,611	137,026	44,563	134,565	91,174	271,591
Sales related to construction services		28,080	77,108	240,329	735,016	268,409	812,124
Revenue related to transfer of assets from customers		149,074	438,440	—	—	149,074	438,440

	~~W~~	15,557,106	43,149,004	355,179	1,082,659	15,912,285	44,231,663

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	15,333,341	42,496,430	70,287	213,078	15,403,628	42,709,508
Performance obligations satisfied over time		223,765	652,574	284,892	869,581	508,657	1,522,155

	~~W~~	15,557,106	43,149,004	355,179	1,082,659	15,912,285	44,231,663

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

35.	Selling and Administrative Expenses

Selling and administrative expenses for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

In millions of won	September 30, 2020			September 30, 2019
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Salaries	~~W~~	286,503	801,281	190,717	582,369
Retirement benefit expense		23,915	69,456	17,626	54,427
Welfare and benefit expense		33,254	99,389	28,563	87,631
Insurance expense		2,499	8,821	3,156	9,779
Depreciation		57,253	164,174	53,943	169,986
Amortization of intangible assets		19,055	54,752	16,377	56,775
Bad debt expense (reversal)		(3,891)	15,074	(31,141)	(15,417)
Commission		99,888	299,620	153,831	495,682
Advertising expense		6,580	18,942	9,913	23,690
Training expense		1,088	3,136	1,746	5,027
Vehicle maintenance expense		2,748	6,919	2,548	7,005
Publishing expense		541	2,065	628	2,099
Business promotion expense		935	2,705	690	2,183
Rent expense		14,321	27,542	17,566	31,725
Telecommunication expense		2,244	6,682	2,097	6,454
Transportation expense		148	808	206	659
Taxes and dues		1,013	58,344	6,032	47,108
Expendable supplies expense		1,719	5,616	1,313	4,520
Water, light and heating expense		2,961	9,892	3,475	10,043
Repairs and maintenance expense		10,851	41,265	14,940	44,057
Ordinary development expense		47,298	123,442	58,353	136,936
Travel expense		2,803	8,790	3,408	11,954
Clothing expense		3,259	6,540	1,061	3,197
Survey and analysis expense		194	573	207	636
Membership fee		139	1,115	119	865
Others		30,229	89,964	46,373	108,009

	~~W~~	647,547	1,926,907	603,747	1,887,399

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

36.	Other Income and Expenses

(1)	Other income for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

In millions of won	September 30, 2020			September 30, 2019
	Three-month period ended		Nine- month period ended	Three-month period ended	Nine- month period ended
Reversal of other provisions	~~W~~	2,269	22,161	1,331	3,517
Reversal of other allowance for doubtful accounts		6,685	2,465	—	—
Gains on government grants		52	181	62	201
Gains on assets contributed		693	23,177	20	2,791
Gains on liabilities exempted		27	1,240	119	838
Compensation and reparations revenue		41,398	81,795	80,860	119,524
Revenue from research contracts		1,456	2,138	1,952	4,529
Rental income		49,431	145,884	47,150	141,201
Others		15,418	29,235	15,026	45,076

	~~W~~	117,429	308,276	146,520	317,677

(2)	Other expenses for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

In millions of won	September 30, 2020			September 30, 2019
	Three-month period ended		Nine- month period ended	Three-month period ended	Nine- month period ended
Compensation and reparations expenses	~~W~~	3,095	11,872	19	96
Accretion expenses of other provisions		590	704	2,601	2,984
Depreciation expenses on investment properties		360	1,095	380	4,671
Depreciation expenses on idle assets		1,640	4,916	1,634	4,906
Other bad debt expense		—	502	1,585	7,281
Donations		211,258	300,453	14,239	41,802
Others		4,949	12,325	7,108	16,964

	~~W~~	221,892	331,867	27,566	78,704

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

37.	Other Gains (Losses)

Composition of other gains (losses) for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

In millions of won	September 30, 2020			September 30, 2019
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Other gains
Gains on disposal of property, plant and equipment	~~W~~	25,570	81,733	6,578	35,765
Gains on disposal of intangible assets		—	1,556	109	206
Reversal of impairment losses on property, plant and equipment		1,068	7,805	—	—
Gains on foreign currency translation		—	6,862	42,953	11,108
Gains on foreign currency transactions		11,785	34,937	13,129	30,295
Gains on insurance proceeds		3,124	8,789	4,199	4,212
Others		50,573	224,527	46,870	157,106
Other losses
Losses on disposal of property, plant and equipment		(36,251)	(55,504)	(16,540)	(43,287)
Losses on disposal of intangible assets		—	—	(28)	(28)
Impairment loss on property, plant and equipment		—	(9,162)	(7,467)	(37,152)
Impairment loss on intangible assets		—	(3,505)	(451,823)	(513,519)
Losses on foreign currency translation		(7,785)	(9,436)	—	(8,669)
Losses on foreign currency transactions		(5,965)	(37,591)	(14,609)	(43,524)
Others		(37,785)	(95,169)	(37,510)	(75,328)

	~~W~~	4,334	155,842	(414,139)	(482,815)

38.	Finance Income

Finance income for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

In millions of won	September 30, 2020			September 30, 2019
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Interest income	~~W~~	58,620	189,196	71,419	195,998
Dividends income		564	4,649	2,262	6,002
Gains on disposal of financial assets		239	4,065	1,619	2,584
Gains on valuation of financial assets at fair value through profit or loss		881	10,872	770	9,161
Gains on valuation of derivatives		—	254,215	298,016	644,129
Gains on transaction of derivatives		27,569	134,835	55,985	121,554
Gains on foreign currency translation		290,624	139,045	68,458	154,795
Gains on foreign currency transactions		6,084	14,152	2,773	16,605
Other finance income		365	651	—	—

	~~W~~	384,946	751,680	501,302	1,150,828

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

39.	Finance Expenses

Finance expenses for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

In millions of won	September 30, 2020			September 30, 2019
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Interest expense	~~W~~	483,252	1,504,125	521,316	1,537,845
Losses on sale of financial assets		43	408	229	490
Losses on valuation of financial assets at fair value through profit or loss		—	975	1,146	1,442
Losses on valuation of derivatives		181,578	65,565	1,356	36,286
Losses on transaction of derivatives		25,318	49,773	7,760	24,567
Losses on foreign currency translation		—	268,622	561,345	996,123
Losses on foreign currency transactions		11,093	73,642	27,928	36,676
Losses on repayment of financial liabilities		5	35	—	—
Others		853	2,282	1,237	3,856

	~~W~~	702,142	1,965,427	1,122,317	2,637,285

Capitalization rates for the nine-month periods ended September 30, 2020 and 2019 are 2.16%~4.65% and 2.34%~3.74%, respectively.

40.	Income Taxes

Income tax expense (benefit) is calculated by adjusting adjustments recognized in the current period, changes in deferred tax assets and liabilities resulting from temporary differences, and income tax expense related to items recognized as other than profit or loss. The average effective tax rate for the current period is 34.47%, and for the previous period, the Group did not calculate the average effective tax rate, because income tax benefit occurred for the period.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

41.	Assets Held-for-Sale

Assets held-for-sale as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020		December 31, 2019
Land	~~W~~	—	23,002
Buildings		—	193
Investment stocks (*)		—	4,921

	~~W~~	—	28,116

(*)

Ulleungdo Natural Energy Co., Ltd. was in the process of liquidating its business as of September 30, 2020 after the distribution of residual assets, and has been reclassified to assets held-for-sale, during the year ended December 31, 2019.

42.	Expenses Classified by Nature

Expenses classified by nature for the nine-month periods ended September 30, 2020 and 2019 are as follows:

In millions of won	September 30, 2020
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	10,592,027	10,592,027
Salaries		801,281	3,028,123	3,829,404
Retirement benefit expense		69,456	323,878	393,334
Welfare and benefit expense		99,389	352,548	451,937
Insurance expense		8,821	73,383	82,204
Depreciation		164,174	8,264,813	8,428,987
Amortization of intangible assets		54,752	61,921	116,673
Bad debt expense		15,074	—	15,074
Commission		299,620	209,648	509,268
Advertising expense		18,942	4,702	23,644
Training expense		3,136	7,148	10,284
Vehicle maintenance expense		6,919	5,334	12,253
Publishing expense		2,065	2,274	4,339
Business promotion expense		2,705	2,579	5,284
Rent expense		27,542	140,016	167,558
Telecommunication expense		6,682	7,488	14,170
Transportation expense		808	5,307	6,115
Taxes and dues		58,344	373,246	431,590
Expendable supplies expense		5,616	30,344	35,960
Water, light and heating expense		9,892	24,080	33,972
Repairs and maintenance expense		41,265	1,628,400	1,669,665
Ordinary development expense		123,442	343,748	467,190
Travel expense		8,790	45,785	54,575
Clothing expense		6,540	4,142	10,682
Survey and analysis expense		573	2,420	2,993
Membership fee		1,115	7,159	8,274
Power purchase		—	12,173,597	12,173,597
Others		89,964	1,083,451	1,173,415

	~~W~~	1,926,907	38,797,561	40,724,468

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

42.	Expenses Classified by Nature, Continued

Expenses classified by nature for the nine-month periods ended September 30, 2020 and 2019 are as follows, continued:

In millions of won	September 30, 2019
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	12,898,067	12,898,067
Salaries		582,369	2,778,388	3,360,757
Retirement benefit expense		54,427	306,078	360,505
Welfare and benefit expense		87,631	315,066	402,697
Insurance expense		9,779	69,076	78,855
Depreciation		169,986	7,814,325	7,984,311
Amortization of intangible assets		56,775	58,839	115,614
Bad debt expense		(15,417)	—	(15,417)
Commission		495,682	286,471	782,153
Advertising expense		23,690	6,302	29,992
Training expense		5,027	10,562	15,589
Vehicle maintenance expense		7,005	5,550	12,555
Publishing expense		2,099	2,115	4,214
Business promotion expense		2,183	2,776	4,959
Rent expense		31,725	138,558	170,283
Telecommunication expense		6,454	9,570	16,024
Transportation expense		659	3,109	3,768
Taxes and dues		47,108	371,669	418,777
Expendable supplies expense		4,520	21,490	26,010
Water, light and heating expense		10,043	25,630	35,673
Repairs and maintenance expense		44,057	1,530,595	1,574,652
Ordinary development expense		136,936	363,333	500,269
Travel expense		11,954	50,606	62,560
Clothing expense		3,197	4,013	7,210
Survey and analysis expense		636	2,716	3,352
Membership fee		865	11,731	12,596
Power purchase		—	13,766,681	13,766,681
Others		108,009	1,180,222	1,288,231

	~~W~~	1,887,399	42,033,538	43,920,937

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

43.	Earnings (Loss) Per Share

(1)	Basic earnings (loss) per share for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

In won	September 30, 2020			September 30, 2019
Type	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Basic earnings (loss) per share	~~W~~	1,926	2,221	347	(1,577)

(2)

Profit (loss) for the period and weighted average number of common shares used in the calculation of basic earnings (loss) per share for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

In millions of won except number of shares	September 30, 2020			September 30, 2019
Type	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Profit (loss) attributable to controlling interest	~~W~~	1,236,341	1,425,532	222,789	(1,012,555)
Profit (loss) used in the calculation of total basic earnings (loss) per share		1,236,341	1,425,532	222,789	(1,012,555)
Weighted average number of common shares		641,964,077	641,964,077	641,964,077	641,964,077

(3)	Weighted average number of common shares used in the calculation of basic earnings (loss) per share for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

In number of shares	September 30, 2020		September 30, 2019
Type	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
The number of common shares issued at beginning of the year	641,964,077	641,964,077	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077	641,964,077	641,964,077

(4)	There are no potential dilutive instruments and diluted earnings (loss) per share are same as basic earnings (loss) per share for the three and nine-month periods ended September 30, 2020 and 2019.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

44.	Risk Management

(1)	Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue while maximizing the return to shareholders through the optimization of the debt and equity balance. The capital structure of the Group consists of net debt (offset by cash and cash equivalents) and equity. The Group’s overall capital risk management strategy remains consistent with the prior year.

Details of the Group’s capital management accounts as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020		December 31, 2019
Total borrowings and debt securities	~~W~~	70,281,220	67,876,541
Cash and cash equivalents		1,576,098	1,810,129

Net borrowings and debt securities		68,705,122	66,066,412

Total equity	~~W~~	70,135,610	68,889,649

Debt to equity ratio		97.96%	95.90%

(2)	Financial risk management

The Group is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), credit risk. The Group monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. The Group uses derivative financial instruments to hedge certain risk exposures. The Group’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Group makes transactions with are reputable financial institutions, the credit risk from them are considered limited. The Group decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Group are the necessity for daily life and industrial activities of Korean nationals, and have importance as one of the national key industries. The Group dominates the domestic market supplying electricity to customers. The Group is not exposed to significant credit risk as customers of the Group are diverse and are from various industries and areas. The Group uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counterparty will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Group policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Group’s level of maximum exposure to credit risk as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020		December 31, 2019
Cash and cash equivalents	~~W~~	1,576,098	1,810,129
Financial assets at fair value through profit or loss		3,096,420	747,261
Derivative assets (trading)		342,327	165,204
Financial assets at amortized cost		14,443	13,609
Loans		880,363	738,707
Long-term/short-term financial instruments		2,182,563	1,960,227
Derivative assets (applying hedge accounting)		217,803	145,829
Trade and other receivables		9,209,016	9,703,749
Financial guarantee contracts (*)		3,148,289	3,338,566

(*)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Group’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1%p increase and decrease movements in the actuarial valuation assumptions as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won		September 30, 2020			December 31, 2019
Type	Accounts	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~	521,433	(453,873)	442,748	(386,147)
Discount rate	Increase (decrease) in defined benefit obligation		(443,359)	523,325	(402,099)	475,765

Changes of employee benefits assuming a 1%p increase and decrease movements in discount rate on plan asset for the nine-month periods ended September 30, 2020 and 2019 are ~~W~~15,690 million and ~~W~~13,288 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

②	Provisions

Changes in provisions due to movements in underlying assumptions as of September 30, 2020 and December 31, 2019 are as follows:

Type	Accounts	September 30, 2020	December 31, 2019
PCBs	Inflation rate	1.09%	1.09%
	Discount rate	1.97%	1.97%
Nuclear plants	Inflation rate	1.10%	1.10%
	Discount rate	2.43%	2.43%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

A sensitivity analysis of provisions assuming a 0.1%p increase and decrease movements in the underlying assumptions as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won		September 30, 2020			December 31, 2019
Type	Accounts	0.1%p Increase		0.1%p Decrease	0.1%p Increase	0.1%p Decrease
Discount rate	PCBs	~~W~~	(418)	420	(527)	530
	Nuclear plants		(310,187)	319,525	(316,184)	325,828
	Spent fuel		(51,430)	53,438	(51,607)	53,621
Inflation rate	PCBs		423	(422)	534	(532)
	Nuclear plants		352,370	(342,290)	346,082	(336,182)
	Spent fuel		54,210	(52,245)	54,396	(52,424)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgement affected by uncertainties in underlying assumptions

①	Foreign currency risk

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as of September 30, 2020 and December 31, 2019 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
AED	55,855	57,403	35,013	40,061
AUD	4,468	143	298,999	1,036,785
BDT	95,874	85,547	—	635
BWP	920	1,437	—	—
EGP	—	—	918	—
CAD	416	86	1,882	3,112
CHF	—	—	500,667	500,753
CNY	—	—	—	26,140
CZK	—	—	4,389	243
EUR	197	208	44,040	111,199
GBP	—	—	295	191
HKD	—	—	1,651,501	1,648,815
IDR	323,046	376,136	—	219,801
INR	1,204,009	1,244,170	147,655	210,232
JOD	1,534	1,516	11	147
JPY	377,803	109,970	1,150,233	314,402
KZT	319	319	—	—
MGA	5,972,913	3,858,201	—	133,403
MMK	8,013	29,651	—	—
PHP	186,037	175,210	23,751	130,073
PKR	403,800	354,361	—	4,366
SAR	2,202	2,653	—	480
SEK	—	—	449,114	449,072
USD	1,508,033	1,227,054	12,293,391	9,963,928
UYU	172,374	58,781	753	8,213
VND	859,988	418,998	5,631	1,375
ZAR	221	450	—	6

A sensitivity analysis on the Group’s profit before income tax and equity assuming a 10% increase and decrease in currency exchange rates as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020			December 31, 2019
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of profit before income tax	~~W~~	(1,387,456)	1,387,456	(1,197,530)	1,197,530
Increase (decrease) of equity (*)		(1,387,456)	1,387,456	(1,197,530)	1,197,530

(*)	The effect on the equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of September 30, 2020 and December 31, 2019. To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Group has a policy to enter into cross-currency swap agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Group enters into currency forward agreements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

②	Interest rate risk

The Group is exposed to interest rate risk due to its borrowing with floating interest rates. A 1p% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Group’s borrowings and debt securities with floating interest rates as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won
Type	September 30, 2020		December 31, 2019
Short-term borrowings	~~W~~	75,860	—
Long-term borrowings		2,225,623	2,273,579
Debt securities		249,393	243,102

	~~W~~	2,550,876	2,516,681

A sensitivity analysis on the Group’s long-term borrowings and debt securities assuming a 1%p increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	September 30, 2020			December 31, 2019
Type	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Increase (decrease) of profit before income tax	~~W~~	(19,132)	19,132	(25,167)	25,167
Increase (decrease) of equity (*)		(19,132)	19,132	(25,167)	25,167

(*)	The effect on the equity excluding the impact of income taxes.

To manage its interest rate risks, the Group enters into certain interest swap agreements or maintains an appropriate mix of fixed and floating rate borrowings. These sensitivity analyses above are conducted without consideration of hedge effect of related derivatives.

③	Electricity rates risk

The Group is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Group’s profit before income tax and equity assuming a 1% increase and decrease in price of electricity for the nine-month periods ended September 30, 2020 and 2019 are as follows:

In millions of won	September 30, 2020			September 30, 2019
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	416,194	(416,194)	420,356	(420,356)
Increase (decrease) of equity (*)		416,194	(416,194)	420,356	(420,356)

(*)	The effect on the equity excluding the impact of income taxes.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iv)	Liquidity risk

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Group has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Group has the ability to utilize excess cash or long-term borrowings for major construction investments.

In millions of won	September 30, 2020
Type	Less than 1 year		1 ~ 2 years	2 ~ 5 years	More than 5 years	Total
Borrowings and debt securities	~~W~~	11,601,991	11,033,327	24,572,051	33,830,353	81,037,722
Lease liabilities		674,010	618,786	1,698,044	2,630,647	5,621,487
Trade and other payables		4,376,051	371,026	903,677	1,387,982	7,038,736
Financial guarantee contracts (*)		1,004,545	43,853	21,297	2,078,594	3,148,289

	~~W~~	17,656,597	12,066,992	27,195,069	39,927,576	96,846,234

In millions of won	December 31, 2019
Type	Less than 1 year		1 ~ 2 years	2 ~ 5 years	More than 5 years	Total
Borrowings and debt securities	~~W~~	10,660,737	10,997,510	27,881,873	30,859,669	80,399,789
Lease liabilities		686,445	617,449	1,717,434	2,735,681	5,757,009
Trade and other payables		6,014,054	382,809	971,469	1,176,697	8,545,029
Financial guarantee contracts (*)		937,091	302,186	32,314	2,066,975	3,338,566

	~~W~~	18,298,327	12,299,954	30,603,090	36,839,022	98,040,393

(*)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of September 30, 2020 and December 31, 2019 are ~~W~~75,641 million and ~~W~~81,357 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

The following table shows the details of maturities of non-derivative financial liabilities as of September 30, 2020 and December 31, 2019. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.

The expected maturities for non-derivative financial assets as of September 30, 2020 and December 31, 2019 in detail are as follows:

In millions of won	September 30, 2020
Type	Less than 1 year		1 ~ 5 years	More than 5 years	Others (*)	Total
Cash and cash equivalents	~~W~~	1,576,098	—	—	—	1,576,098
Financial assets at fair value through other comprehensive income		—	—	—	337,083	337,083
Financial assets at amortized cost		13,129	1,314	—	—	14,443
Loans		76,829	390,599	445,833	—	913,261
Long-term/short-term financial instruments		1,679,095	225,570	—	277,898	2,182,563
Financial assets at fair value through profit or loss		2,480,351	—	—	675,117	3,155,468
Trade and other receivables		7,289,878	947,879	854,885	121,488	9,214,130

	~~W~~	13,115,380	1,565,362	1,300,718	1,411,586	17,393,046

In millions of won	December 31, 2019
Type	Less than 1 year		1 ~ 5 years	More than 5 years	Others (*)	Total
Cash and cash equivalents	~~W~~	1,810,129	—	—	—	1,810,129
Financial assets at fair value through other comprehensive income		—	—	—	379,170	379,170
Financial assets at amortized cost		12,302	1,307	—	—	13,609
Loans		64,081	346,583	336,502	27,606	774,772
Long-term/short-term financial instruments		1,351,971	269,863	—	338,393	1,960,227
Financial assets at fair value through profit or loss		131,385	79	—	615,797	747,261
Trade and other receivables		7,703,746	980,951	818,431	207,979	9,711,107

	~~W~~	11,073,614	1,598,783	1,154,933	1,568,945	15,396,275

(*)	The maturities cannot be presently determined.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods from reporting date to maturity date of contract as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020
Type	Less than 1 year		1 ~ 2 years	2 ~ 5 years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading		(20,212)	(17,973)	(14,774)	—	(52,959)
- Hedging		(11,361)	(1,081)	(19,533)	(40,736)	(72,711)

	~~W~~	(31,573)	(19,054)	(34,307)	(40,736)	(125,670)

In millions of won	December 31, 2019
Type	Less than 1 year		1 ~ 2 years	2 ~ 5 years	More than 5 years	Total
Net settlement
- Trading	~~W~~	(3,017)	—	—	—	(3,017)
Gross settlement
- Trading		(15,011)	(8,295)	(39,654)	4,235	(58,725)
- Hedging		(59,846)	(21,466)	(1,914)	(33,588)	(116,814)

	~~W~~	(77,874)	(29,761)	(41,568)	(29,353)	(178,556)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Group’s actively-traded financial instruments (i.e. FVTPL, FVOCI, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Group’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arms-length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Group uses that technique.

In the case of trade receivables and payables, the Group considers the carrying value net of impairment as fair value. For disclosure purposes, the fair value of financial liabilities is estimated by discounting financial instruments with similar contractual cash flows based on the effective interest method.

(i) Fair value and book value of financial assets and liabilities as September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020			December 31, 2019
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	~~W~~	337,083	337,083	379,170	379,170
Derivative assets (trading)		342,327	342,327	165,204	165,204
Derivative assets (applying hedge accounting)		217,803	217,803	145,829	145,829
Financial assets at fair value through profit or loss		3,155,468	3,155,468	747,261	747,261

	~~W~~	4,052,681	4,052,681	1,437,464	1,437,464

Assets carried at amortized cost
Financial assets at amortized cost	~~W~~	14,443	14,443	13,609	13,609
Loans and receivables		880,363	880,363	738,707	738,707
Trade and other receivables		9,209,016	9,209,016	9,703,749	9,703,749
Long-term financial instruments		503,468	503,468	608,256	608,256
Short-term financial instruments		1,679,095	1,679,095	1,351,971	1,351,971
Cash and cash equivalents		1,576,098	1,576,098	1,810,129	1,810,129

	~~W~~	13,862,483	13,862,483	14,226,421	14,226,421

Liabilities recognized at fair value
Derivative liabilities (trading)	~~W~~	62,315	62,315	53,147	53,147
Derivative liabilities (applying hedge accounting)		72,710	72,710	116,813	116,813

	~~W~~	135,025	135,025	169,960	169,960

Liabilities carried at amortized cost
Secured borrowings	~~W~~	66,965	66,965	227,135	227,135
Unsecured debt securities		65,296,306	69,561,095	63,171,664	66,917,421
Lease liabilities		4,977,916	4,977,916	5,070,133	5,070,133
Unsecured borrowings		4,917,949	4,940,625	4,104,523	4,113,955
Trade and other payables (*)		7,038,736	7,038,736	8,545,029	8,545,029
Bank overdraft		—	—	373,219	373,219

	~~W~~	82,297,872	86,585,337	81,491,703	85,246,892

(*)	Excludes lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates applied to discount estimated cash flows were determined by adding a credit spread to the government yield as of the end of the reporting period.

The discount rate used for calculating fair value as of September 30, 2020 and December 31, 2019 are as follows:

Type	September 30, 2020	December 31, 2019
Derivatives	(-) 0.73% ~ 3.08%	0.01% ~ 4.16%
Borrowings and debt securities	(-) 0.13% ~ 4.38%	0.17% ~ 3.90%
Leases	0.60% ~ 16.81%	1.38% ~ 10.83%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy levels as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	154,788	—	182,295	337,083
Derivative assets		—	557,496	2,634	560,130
Financial assets at fair value through profit or loss		—	3,150,000	5,468	3,155,468

	~~W~~	154,788	3,707,496	190,397	4,052,681

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	135,025	—	135,025

In millions of won	December 31, 2019
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	201,202	—	177,968	379,170
Derivative assets		—	308,399	2,634	311,033
Financial assets at fair value through profit or loss		—	742,105	5,156	747,261

	~~W~~	201,202	1,050,504	185,758	1,437,464

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	169,960	—	169,960

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

The fair value of financial assets (FVTPL and FVOCI) publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted financial assets (FVTPL and FVOCI) is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The fair value of derivatives is measured using valuation model which is determined at the present value of estimated future cash flows discounted at current market interest rate.

Changes of financial assets and liabilities which are classified as level 3 for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 are as follows:

In millions of won	September 30, 2020
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	5,156	359	—	398	(445)	—	5,468
Financial assets at fair value through other comprehensive income Unlisted securities		177,968	2,900	—	(163)	(1)	1,591	182,295

In millions of won	December 31, 2019
	Beginning balance		Effect of change in accounting policy	Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	5,052	—	40	—	64	—	—	5,156
Financial assets at fair value through other comprehensive income Unlisted securities		189,439	—	1,876	—	3,715	(19,315)	2,253	177,968

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

45.	Service Concession Arrangements

(1)	Gas Complex ● Thermal Power Plant at Ilijan, Philippines (BOT)

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with National Power Corporation (the “NPC”), based in the Republic of the Philippines whereby the Group can collect the electricity rates which are composed of fixed costs and variable costs during the concession period from 2002 to 2022 after building, rehabilitating, and operating the power plant.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2002 to 2022. At the end of the concession period, the Group has an obligation to transfer its ownership of the power plant to NPC.

(iii)	The Group’s expected future collections of service concession arrangements as of September 30, 2020 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	122,577
1 ~ 2 years		81,718

	~~W~~	204,295

(2)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with PT. Perusahaan Listrik Negara (the “PT PLN”) whereby the Group provides electricity generated and charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period approximately 30 years (2018~2048) subsequent to the completion of plant construction.

(ii)	Rights and classification of the arrangement

The Group has the rights to use, own and operate the power plant during the concession period from 2018 to 2048. At the end of the concession period, PT PLN has an option to take over the ownership of the power plant from the Group.

(iii)	The Group’s expected future collections of service concession arrangements as of September 30, 2020 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	29,236
1 ~ 2 years		29,268
2 ~ 3 years		29,301
Over 3 years		574,187

	~~W~~	661,992

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

46.	Related Parties

(1)	Related parties of the Group as of September 30, 2020 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (124 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte., Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KOREA Imouraren Uranium Investment Corp., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy, Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., KOSEP USA, Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, EWP Philippines Corporation, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, DG Fairhaven Power, LLC, DG Whitefield, LLC, EWP Renewable Corporation, EWPRC Biomass Holdings, LLC, Springfield Power, LLC, HeeMang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., VI Carbon Professional Private Special Asset Investment Trust 1, Chitose Solar Power Plant LLC., Solar School Plant Co., Ltd., KEPCO Energy Solution Co., Ltd., KOSPO Power Services Limitada, KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO US Inc., KEPCO Alamosa LLC, KEPCO Solar of Alamosa, LLC, KEPCO Mangilao Holdings LLC(former, KEPCO-LG CNS Mangilao Holdings LLC), Mangilao Investment LLC, KEPCO Mangilao Solar, LLC(former, KEPCO-LG CNS Mangilao Solar, LLC), Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF Partners Co., Ltd., KOSPO USA Inc., Nambu USA LLC, Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd., KEPCO Mangilao America LLC, Mangilao Intermediate Holdings LLC, KEPCO CSC Co., Ltd., KOAK Power Limited, KOMIPO Europe B.V., Haenanum Energy Fund, Paju Ecoenergy Co., Ltd., Guam Ukudu Power LLC, TS Energy No. 25 Co., Ltd., KEPCO E&C Service Co., Ltd., KPS Partners Co., Ltd., Moha Solar Co., Ltd.

Associates (73 associates)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Power Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Naepo Green Energy Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Ecollite Co., Ltd., Taebaek Wind Power Co., Ltd., Taebaek Guinemi Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., Hadong Mineral Fiber Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT. Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Gunsan Bio Energy Co., Ltd., Korea Electric Vehicle Charging Service, Korea Nuclear Partners Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., YaksuESS Co., Ltd., PND solar Co., Ltd., Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric. Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., Structure test network Co., Ltd., Namjeongsusang Solar Power Operation Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1, Suwon New Power Co., Ltd., KPGE Inc., Gwangbaek Solar Power Investment Co., Ltd., Goduk Clean Energy Co., Ltd., Muan Sunshine Solar Power Plant Co., Ltd., SureDataLab Co., Ltd., SEP Co., Ltd., Hankook Electric Power Information Co., Ltd., Tronix Co., Ltd., O2&B Global Co., Ltd., Bigeum Resident Photovoltaic Power Co., Ltd., Jeju SolarOne Co., Ltd., Energy Innovation Growth Fund 1, Goesan Solar Park Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

46.	Related Parties, Continued

(1)	Related parties of the Group as of September 30, 2020 are as follows, continued:

Type	Related party
Joint ventures (74 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Jeongam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A., PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company P.J.S.C., Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co., Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co., Pty., Ltd., Chile Solar JV SpA, Taebaek Gadeoksan Wind Power Co., Ltd., Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., DE Energia SpA, Dangjin Eco Power Co., Ltd., Haemodum Solar Co., Ltd., Yangyang Wind Power Co., Ltd., HORUS SOLAR, S.A. DE C.V., RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V., SUNMEX RENOVABLES, S.A. DE C.V., Stavro Holding II AB, Yeongam Solar Power Co., Ltd., Samsu Wind Power Co., Ltd., Solaseado Solar Power Co., Ltd., Sam-Yang Photovoltaic Power Co., Ltd., NH-Amundi Global Infrastructure Investment Private Investment Trust 21, Shin-han BNPP Private Investment Trust for East-West Sunlight Dream, Pulau Indah Power Plant Sdn. Bhd., PT Barito Wahana Tenaga, Cheongna Energy Co., Ltd., Dayone Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)

Others (2 others)	Korea Development Bank, Ulleungdo Natural Energy Co., Ltd.

(2)	Transactions between the Group and its subsidiaries are eliminated during the consolidation and are not disclosed in the notes.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the nine-month periods ended September 30, 2020 and 2019 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	September 30, 2020		September 30, 2019
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	72,864	93,226
GS Donghae Electric Power Co., Ltd.	Electricity sales		17,148	14,288
Dongducheon Dream Power Co., Ltd.	Electricity sales		5,954	4,590
S-Power Co., Ltd.	Service		5,003	4,869
Hyundai Green Power Co., Ltd.	Design service		16,664	12,627
Korea Electric Power Industrial Development Co., Ltd.	Service		9,246	8,608
Daeryun Power Co., Ltd.	Electricity sales		1,429	1,411
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		14,550	15,158
Korea Power Exchange	Service		21,190	5,303
Gangwon Wind Power Co., Ltd.	Electricity sales		2,084	2,369
Noeul Green Energy Co., Ltd.	Electricity sales		23	23
Gosung Green Power Co., Ltd.	Electricity sales		14,775	6,645
Busan Green Energy Co., Ltd.	Electricity sales		18	13
Samcheok Eco Materials Co., Ltd.	Electricity sales		566	447
Others (Taebaek Wind Power Co., Ltd. and 31 others)	Electricity sales		64,237	108,000

<Joint ventures>
Cheongna Energy Co., Ltd.	Services		5,720	8,287
Chun-cheon Energy Co., Ltd.	Electricity sales		1,937	1,636
Daegu Green Power Co., Ltd.	Electricity sales		1,016	852
KAPES, Inc.	Commission		192	233
Rabigh Electricity Company	Service		700	146
Nawah Energy Company P.J.S.C.	Service		85,738	73,352
KEPCO SPC Power Corporation	Others		38,998	19,889
Seokmun Energy Co., Ltd.	Service		1,545	1,158
Amman Asia Electric Power Company	Others		10,802	12,618
Kelar S.A.	Service		10,829	3,065
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		1,336	1,310
Yeonggwang Wind Power Co., Ltd.	Electricity sales		614	526
Others (Honam Wind Power Co., Ltd. and 37 others)	Electricity sales		584,285	29,940

<Others>
Korea Development Bank	Electricity sales		2,951	3,092
	Interest income		3,429	1,489

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the nine-month periods ended September 30, 2020 and 2019 are as follows, continued:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	September 30, 2020		September 30, 2019
<Associates>
Korea Gas Corporation	Fuel purchase	~~W~~	2,544,927	3,034,910
GS Donghae Electric Power Co., Ltd.	Electricity purchase		490,918	542,355
Dongducheon Dream Power Co., Ltd.	Electricity purchase		389,049	528,511
S-Power Co., Ltd.	Service		293,461	401,453
Hyundai Green Power Co., Ltd.	Design service		349,772	360,087
Korea Electric Power Industrial Development Co., Ltd.	Service		166,459	185,368
Daeryun Power Co., Ltd.	Electricity purchase		68,649	104,593
Shin Pyeongtaek Power Co., Ltd.	Electricity purchase		416,730	48
Korea Power Exchange	Service		69,485	96,265
Gangwon Wind Power Co., Ltd.	Electricity purchase		16,803	17,891
Noeul Green Energy Co., Ltd.	Electricity purchase		8,614	11,263
Busan Green Energy Co., Ltd.	Electricity purchase		10,821	15,445
Samcheok Eco Materials Co., Ltd.	Electricity purchase		9,151	5,821
Others (Taebaek Wind Power Co., Ltd. and 15 others)	Electricity purchase		43,184	34,602

<Joint ventures>
Cheogna Energy Co., Ltd.	Service		65	58,747
Chun-cheon Energy Co., Ltd.	Electricity purchase		176,716	242,622
Daegu Green Power Co., Ltd.	Electricity purchase		165,927	223,741
KAPES, Inc.	Commission		162,021	62,294
Seokmun Energy Co., Ltd.	Service		33,345	19,644
Amman Asia Electric Power Company	Others		102	—
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity purchase		8,944	7,467
Yeonggwang Wind Power Co., Ltd.	Electricity purchase		15,403	24,204
Others (Honam Wind Power Co., Ltd. and 11 others)	Electricity purchase		55,761	15,321

<Others>
Korea Development Bank	Interest expense		3,149	2,987
	Dividends paid		—	15

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won		Receivables			Payables
Company name	Type	September 30, 2020		December 31, 2019	September 30, 2020	December 31, 2019
<Associates>
Korea Gas Corporation	Trade receivables	~~W~~	5,959	9,267	—	—
	Non-trade receivables and others		333	38	—	—
	Trade payables		—	—	230,753	462,138
	Non-trade payables and others		—	—	736	560
Dongducheon Dream Power Co., Ltd.	Trade receivables		344	323	—	—
	Non-trade receivables and others		213	267	—	—
	Trade payables		—	—	39,208	85,920
	Non-trade payables and others		—	—	—	12
Goseong Green Power Co., Ltd.	Trade receivables		307	103	—	—
	Non-trade receivables and others		—	5,285	—	—
	Non-trade payables and others		—	—	63,443	65,626
GS Donghae Electric Power Co., Ltd.	Trade receivables		222	175	—	—
	Non-trade receivables and others		235	367	—	—
	Trade payables		—	—	46,638	69,811
	Non-trade payables and others		—	—	31	16
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		1,291	1,014	—	—
	Non-trade receivables and others		562	2,281	—	—
	Trade payables		—	—	39,696	64,696
	Non-trade payables and others		—	—	129	61
S-Power Co., Ltd.	Trade receivables		147	89	—	—
	Non-trade receivables and others		46	43	—	—
	Trade payables		—	—	23,415	53,705
Hyundai Green Power Co., Ltd.	Trade receivables		266	502	—	—
	Trade payables		—	—	36,648	41,587
Daeryun Power Co., Ltd.	Trade receivables		125	144	—	—
	Trade payables		—	—	6,351	19,843
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		40	243	—	—
	Non-trade receivables and others		19	43	—	—
	Trade payables		—	—	412	3,756
	Non-trade payables and others		—	—	2,398	3,827
Korea Power Exchange	Trade receivables		1,716	1,142	—	—
	Non-trade receivables and others		62	144	—	—
	Trade payables		—	—	4,078	—
	Non-trade payables and others		—	—	77,611	4,160
Others (Gangwon Wind Power Co., Ltd. and 25 others)	Trade receivables		389	1,536	—	—
	Non-trade receivables and others		16,611	6,191	—	—
	Trade payables		—	—	2,652	4,568
	Non-trade payables and others		—	—	734	2,983

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of September 30, 2020 and December 31, 2019 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	September 30, 2020		December 31, 2019	September 30, 2020	December 31, 2019
<Joint ventures>
KAPES, Inc.	Trade receivables	~~W~~	1	1	—	—
	Non-trade payables and others		—	—	4	50,738
Nawah Energy Company P.J.S.C.	Trade receivables		81,061	43,312	—	—
	Non-trade receivables and others		1,958	47	—	—
Daegu Green Power Co., Ltd.	Trade receivables		104	113	—	—
	Non-trade receivables and others		16	1	—	—
	Trade payables		—	—	16,266	28,980
Chun-cheon Energy Co., Ltd.	Trade receivables		124	260	—	—
	Non-trade receivables and others		165	5,362	—	—
	Trade payables		—	—	12,951	23,438
Dayone Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)	Trade receivables		150	128	—	—
	Non-trade receivables and others		11,570	12,532	—	—
	Trade payables		—	—	10	175
	Non-trade payables and others		—	—	9,318	9,178
Amman Asia Electric Power Company	Trade receivables		9	—	—	—
	Non-trade payables and others		—	—	20,165	19,096
Kelar S.A.	Trade receivables		1,772	1,902	—	—
	Non-trade receivables and others		10,595	7,632	—	—
Jamaica Public Service Company Limited	Trade receivables		2,494	6,476	—	—
	Non-trade receivables and others		166	—	—	—
	Non-trade payables and others		—	—	—	57
Others (Seokmun Energy Co., Ltd. and 22 others)	Trade receivables		16,317	259	—	—
	Non-trade receivables and others		4,048	8,606	—	—
	Trade payables		—	—	7,353	1,166
	Non-trade payables and others		—	—	9,894	79,369
<Others>
Korea Development Bank	Accrued interest income		148	1,630	—	—
	Non-trade receivables and others		421,846	146,416	—	—
	Non-trade payables and others		—	—	116	152
	Derivatives		57,200	41,368	3,454	6,531

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

46.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	~~W~~	28,676	54	—	354	29,084
	(Allowance for doubtful accounts)		(7,325)	—	—	(829)	(8,154)
Associates	PT. Cirebon Electric Power		578	—	(609)	31	—
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		20,955	—	—	284	21,239
Associates	PT. Wampu Electric Power		16,502	—	(4,552)	1,149	13,099
Associates	Gunsan Bio Energy Co., Ltd.		12,396	—	—	—	12,396
	(Allowance for doubtful accounts)		(10,128)	—	—	—	(10,128)
Associates	Bigeum Resident Photovoltaic Power Co., Ltd.		—	3,500	—	—	3,500
Associates	Daejung Offshore Wind Power Co., Ltd.		—	1,000	—	—	1,000
Joint ventures	Dayone Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)		2,465	—	(2,465)	—	—
	(Allowance for doubtful accounts)		(2,465)	—	2,465	—	—
Joint ventures	Solaseado Solar Power Co., Ltd.		—	64,000	—	—	64,000
Joint ventures	RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		1,055	7,269	—	(112)	8,212
Joint ventures	HORUS SOLAR, S.A. DE C.V		3,323	10,579	—	(347)	13,555
Joint ventures	SUNMEX RENOVABLES, S.A. DE C.V.		144	181	—	(6)	319
Joint ventures	Kelar S.A.		42,158	—	—	572	42,730
Joint ventures	Chun-cheon Energy Co., Ltd.		5,057	—	(5,057)	—	—
Joint ventures	DE Energia SpA		6,632	—	—	90	6,722
Joint ventures	Daehan Wind Power PSC		—	11,852	—	(311)	11,541
Joint ventures	PT. Tanjung Power Indonesia		—	777	—	(17)	760

		~~W~~	120,023	99,212	(10,218)	858	209,875

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

46.	Related Parties, Continued

(6)	Borrowings arising from related party transactions as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won
Related parties	Type	December 31, 2019		Borrowings	Repayment	Others	September 30, 2020
Korea Development Bank	Facility	~~W~~	59,845	—	(6,859)	—	52,986
	Others		3,500	—	(292)	—	3,208
	Operating funds		179,000	52,961	(187,511)	(150)	44,300
	Syndicated Loan		17,085	—	(1,074)	785	16,796
	EBL		—	36,837	—	(1,632)	35,205

(7)	Guarantees provided to related parties as of September 30, 2020 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Guarantee
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD	11,000	Shuweihat Asia Power Investment B.V.
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD	1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Performance guarantees	USD	70,000	SMBC Ho Chi Minh and others
		Debt guarantees	USD	285,000	SMBC Singapore
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD	900,000	Export-Import Bank of Korea and others
		Performance guarantees and others	USD	4,435,420
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees	USD	223,000	EPS Renewables Holdings, LLC, Santander Bank and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD	170,000	EPS Renewables Holdings, LLC, Santander Bank and others
Korea Electric Power Corporation	RE Barren Ridge 1 Holdings LLC	Performance guarantees	USD	149,000	Firstar Development, LLC, Santander Bank and others
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR	6,508	Hana Bank
		Performance guarantees	SAR	68,054
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Performance guarantees	USD	100,000	ING Bank
Korea Electric Power Corporation	Amman Asia Electric Power Company	Performance guarantees	USD	16,800	Shinhan Bank
Korea Electric Power Corporation	Pulau Indah Power Plant Sdn. Bhd.	Performance guarantees	MYR	7,500	Maybank
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW	4,919	Hana Bank and others
		Guarantees for supplemental funding and others (*1)		—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD	2,500	Krung Thai Bank
		Collateralized money invested	KRW	71,095
		Impounding bonus guarantees	USD	5,000	SK E&C
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR	5,600	Saudi Arabia British Bank
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW	2,061	Korea Development Bank
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested (*7)	KRW	47,578	Kookmin Bank and others
		Debt guarantees	KRW	20,300	BNK Securities
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW	1,399	Woori Bank
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	214	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW	68,430	Kookmin Bank
		Guarantees for supplemental funding (*1)		—	Kookmin Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of September 30, 2020 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Guarantee
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW	5,252	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW	17,241	Kookmin Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW	29,201	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW	90,800
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW	3,844	Shinhan Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW	251,558	Korea Development Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW	3,193	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW	16,104	KDB Capital Corporation and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW	21,408	IBK
		Guarantees for supplemental funding (*1)	KRW	18,989
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW	8,051	Samsung Fire & Marine Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD	24,544	Sumitomo mitsui banking
		Other guarantees	USD	3,150	PT Adaro Indonesia
		Guarantees for supplemental funding (*1)		—	Sumitomo mitsui banking and others
		Collateralized money invested	KRW	34,196	MUFG and others
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees	USD	14,400	Societe Generale
		Collateralized money invested	KRW	33,362	JCSD Trustee Services Limited and others
EWP Barbados 1 SRL	South Jamaica Power Company Limited	Guarantees for supplemental funding (*1, 3)		—	JCSD Trustee Services Limited and others
Korea East-West Power Co., Ltd.	DE Energia SpA	Collateralized money invested	KRW	9,523	Mirae Asset Daewoo Co., Ltd. and others
		Debt guarantees	USD	5,728
		Payment guarantees (*10)	USD	1,066	Hana Bank
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW	2,363	Shinhan Bank and others
		Performance guarantees and guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW	26,490	Korea Development Bank and others
		Guarantees for supplemental funding and others (*1)	KRW	8,000
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW	23,558	Shinhan Bank and others
		Performance guarantees		—
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees	USD	61,692	Hana Bank, MUFG
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Performance guarantees	USD	3,600	Shinhan Bank
		Payment guarantees (*9)	USD	1,898	Hana Bank
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW	5,027	Woori Bank and Shinhan Bank and others
		Performance guarantees		—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of September 30, 2020 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Guarantee
Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW	2,991	IBK
		Guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Jeongam Wind Power Co., Ltd.	Guarantees for supplemental funding and performance guarantees (*1)		—	SK Securities.Co., LTD., KDB Capital Corporation, and others
		Collateralized money invested	KRW	4,444
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*4)		—	SEM Investment Co., Ltd.
Korea Southern Power Co., Ltd.	Solaseado Solar Power Co., Ltd.	Collateralized money invested	KRW	7,026	Kookmin Bank and others
Kospo Chile SpA	Kelar S.A.	Collateralized money invested	KRW	72,208	Export-Import Bank of Korea and others
	Chester Solar I SpA	Collateralized money invested	KRW	1,371	IBK
	Chester Solar IV SpA	Collateralized money invested	KRW	776
	Chester Solar V SpA	Collateralized money invested	KRW	176
	Diego de Almagro Solar Spa	Collateralized money invested	KRW	1,185
	Laurel SpA	Collateralized money invested	KRW	804
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric. Co., Ltd.	Collateralized money invested	KRW	389	IBK and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW	133,715	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD	10,560	Mizuho Bank
Korea Midland Power Co., Ltd.	PT. Wampu Electric Power	Debt guarantees	USD	5,271	SMBC
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested		—	IBK
		Guarantees for supplemental funding and others (*1)		—	IBK and others
Korea Midland Power Co., Ltd.	YaksuESS Co., Ltd.	Collateralized money invested	KRW	527	IBK
Korea Midland Power Co., Ltd.	Namjeongsusang Solar Power Operation Co., Ltd.	Collateralized money invested	KRW	358	IBK
Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW	4,644	Kyobo Life Insurance Co., Ltd. and others
Korea Midland Power Co., Ltd.	Muan Sunshine Solar Power Plant Co., Ltd.	Collateralized money invested	KRW	777	IBK
Korea Midland Power Co., Ltd.	Goesan SolarPark Co., Ltd.	Collateralized money invested	KRW	1,763	IBK
Korea South-East Power Co., Ltd.	Dayone Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)	Collateralized money invested (*5)		—	IBK
		Guarantees for supplemental funding and others (*1, 6)	KRW	76,800	NH investment & securities Co., Ltd. and others
Korea South-East Power Co., Ltd.	S-Power Co., Ltd.	Collateralized money invested	KRW	116,412	Korea Development Bank and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW	16,909	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW	19,041	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Expressway Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding (*1, 2)	KRW	2,500	Woori Bank
Korea South-East Power Co., Ltd.	Goseong Green Power Co., Ltd.	Collateralized money invested	KRW	2,229	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW	2,385	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND solar., Ltd.	Collateralized money invested	KRW	1,112	IBK
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW	3,984	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested	KRW	2,314	IBK
Korea South-East Power Co., Ltd.	Cheongsong Myeonbongsan Wind Power Plant Co., Ltd.	Collateralized money invested	KRW	4,196	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Youngam Solar Power Co., Ltd.	Collateralized money invested	KRW	5,863	Kookmin Bank and others
Korea South-East Power Co., Ltd.	Samsu Wind Power Co., Ltd.	Collateralized money invested	KRW	2,525	Shinhan Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of September 30, 2020 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Guarantee
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	KRW	6,799	Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW	9,379	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW	3,126	Woori Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Hydro & Nuclear Power Co., Ltd.	Jeju SolarOne Co., Ltd.	Collateralized money invested	KRW	160	IBK and others
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested (*8)		—	Shinhan Bank
		Guarantees for supplemental funding (*1)		—

(*1)	The Group guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)

The Group has granted the right to Hana Financial Investment Co., Ltd., as an agent for the creditors to Expressway Solar-light Power Generation Co., Ltd. (“ESPG”), to the effect that in the event of acceleration of ESPG’s payment obligations under certain borrowings to such creditors, Hana Financial may demand the Group to dispose of shares in ESPG held by the Group and apply the resulting proceeds to repayment of ESPG’s obligations.

(*3)

This includes a guarantee for the shareholder’s capital payment in connection with the business of 190MW gas complex thermal power plant in Jamaica. EWP Barbados 1 SRL’s capital contribution amount is USD 18,400 thousand and there is no residual guarantee amount among total collateral limit.

(*4)

Controlling and non-controlling common shareholders of Samcheok Eco Materials Co., Ltd. have pre-emption rights, if preferred shareholders intend to sell their shares until December 23, 2020. And promised yield of the preferred stock is guaranteed through the transaction. As of September 30, 2020, the Group has recognized derivative liabilities of ~~W~~6,205 million related to the guarantee. Meanwhile, the Group is under an agreement with Samcheok Eco Materials Co., Ltd. that if a damage incurs related to the fulfillment of obligations pursuant to the mandatory contract of coal ash supply, compensation for the expected amount of the damage should be settled.

(*5)

The Group recognized an impairment loss on all of the equity securities of Dayone Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.) before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~47,067 million.

(*6)

Pursuant to the guarantee agreement, the Group recognized other provisions of ~~W~~28,717 million as the possibility of economic benefit outflow to fulfill the obligation was deemed probable and the amount could be reasonably estimated.

(*7)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Group were pledged as collateral.
(*8)

The Group recognized an impairment loss on all of the equity securities of Incheon New Power Co., Ltd. during the year ended December 31, 2019, and the acquisition cost of the securities provided as collateral is ~~W~~461 million.

(*9)	The Group provided a payment guarantee to Daehan Wind Power PSC for opening LC for Debt Service Reserve Account (DSRA).
(*10)	This includes a guarantee related to LC for debt repayment allowance provided to DE Energia SpA, a joint venture of the Group.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

46.	Related Parties, Continued

(8)	As of September 30, 2020, there is no financial guarantee provided by related parties.

(9)	Derivatives transactions with related parties as of September 30, 2020 are as follows:

(i)	Currency Swap

In millions of won and thousands of foreign currencies
Counterparty	Contract year	Contract Amount				Contract interest rate per annum		Contract exchange rate (in won)
		Pay		Receive		Pay	Receive
Korea Development Bank	2019~2024	~~W~~	177,600	USD	150,000	1.24%	2.50%	~~W~~	1,184.00
	2020~2025		241,320	USD	200,000	0.54%	1.13%		1,206.60
	2015~2025		111,190	USD	100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD	800,000	2.69%	3.35%		135.75
	2018~2023		170,280	USD	150,000	2.15%	3.75%		1,135.20
	2019~2027		119,978	CHF	100,000	1.43%	0.05%		1,199.78
	2020~2026		118,910	USD	100,000	0.61%	1.00%		1,189.10
	2016~2021		121,000	USD	100,000	2.15%	2.50%		1,210.00
	2019~2022		112,650	USD	100,000	1.80%	3.38%		1,126.50
	2018~2023		320,880	USD	300,000	2.03%	3.75%		1,069.60
	2019~2022		117,340	USD	100,000	1.06%	2.38%		1,173.40
	2018~2021		212,960	USD	200,000	2.10%	3.00%		1,064.80
	2017~2022		113,300	USD	100,000	1.94%	2.63%		1,133.00
	2018~2023		169,335	USD	150,000	2.26%	3.88%		1,128.90
	2020~2025		122,780	USD	100,000	0.93%	1.75%		1,227.80

(ii)	Currency forward

In millions of won and thousands of foreign currencies
Counterparty	Contract date	Maturity date	Contract amounts				Contract exchange rate (in won)
			Pay		Receive
Korea Development	2017.12.27	2021.07.12	~~W~~	104,849	USD	100,000	~~W~~	1,048.49
Bank	2020.09.08	2020.10.12		5,935	USD	5,000		1,187.00
	2020.09.28	2020.11.03		5,871	USD	5,000		1,174.14
	2020.09.22	2020.10.06		4,006	EUR	2,924		1,370.07

(10)

The Group considers executive directors and executive head officer in charge of planning, operation, control of business activity as the key members of management. Salaries and other compensations to the key members of management of the Group for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

In millions of won	September 30, 2020			September 30, 2019
Type	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Salaries	~~W~~	182	1,099	245	1,100
Retirement benefits		15	47	11	15

	~~W~~	197	1,146	256	1,115

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

47.	Statements of Cash Flows

(1)	Significant non-cash transactions for the nine-month periods ended September 30, 2020 and 2019 are as follows:

In millions of won
Transactions	September 30, 2020		September 30, 2019
Transfer from construction-in-progress to other assets	~~W~~	5,460,342	6,250,122
Recognition of asset retirement cost and related provision for decommissioning costs		197,325	463,258
Transfer from provision for disposal of used nuclear fuel to accrued expenses		307,028	256,994
Transfer from long-term borrowings and debt securities to current portion of long-term borrowings and debt securities		8,026,406	8,717,999
Transfer from inventory to stored nuclear fuel		398,217	—
Increase in right-of-use assets by change in accounting policy		280,567	4,994,477

(2)	Changes in liabilities incurred from financing activities for the nine-month periods ended September 30, 2020 and 2019 are as follows:

In millions of won	September 30, 2020
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings and debt securities	~~W~~	67,876,541	2,259,823	—	144,856	70,281,220
Lease liabilities		5,070,133	(467,300)	268,087	106,996	4,977,916

	~~W~~	72,946,674	1,792,523	268,087	251,852	75,259,136

In millions of won	September 30, 2019
				Non-cash changes
	Beginning balance		Cash flows	Increase	Changes in accounting policies	Effect of exchange rate fluctuations and others	Ending balance
Borrowings and debt securities	~~W~~	61,034,627	4,077,920	—	—	900,317	66,012,864
Lease liabilities		283,806	(405,881)	208,698	4,584,189	322,871	4,993,683

	~~W~~	61,318,433	3,672,039	208,698	4,584,189	1,223,188	71,006,547

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

48.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020			December 31, 2019
Contracts	Amounts		Balance	Amounts	Balance
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	~~W~~	56,574	16,038	56,408	24,721
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shin-Tangjung)		45,390	32,876	45,390	32,876
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		36,143	29,898	36,143	36,143
Purchase of GIS (362kV, 6300A, 63kA) 26CB – Hwasung S/S		40,010	11,117	40,010	15,300
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Kwangyang S/S		37,744	2,244	37,744	9,700
Purchase of cable (FR CNCO-W, 1C, 325SQ) 1,400,000M		59,716	37,249	59,716	37,249
Purchase of switch (Eco) 9,360 units		40,631	24,031	40,631	24,031
Purchase of cable (TR CNCE-W/AL, 1C, 400SQ) 2,654,400M		35,708	—	36,063	6,243
Purchase of cable (TR CNCE-W,1C,600SQ) 551,200M		37,288	35,742	—	—
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 4,464,000M		76,724	72,238	—	—
Purchase of cable (FR CNCO-W,1C,325SQ) 1,092,000M		42,068	41,012	—	—
Concrete pole (10M, general purpose, 350KGF) 102,435 ea and five other equipments		92,511	92,511	—	—
Construction of Shin-Kori units (#5,6)		8,625,387	3,544,345	8,625,387	4,479,956
Construction of Shin-Hanul units (#1,2)		9,443,635	359,380	8,306,149	—
Other 28 contracts		248,063	63,866	352,710	122,890
Service of designing Seoul Combined units (#1,2)		31,515	1,153	30,778	2,119
Purchase of main machine for construction of Seoul Combined units (#1,2)		331,249	—	331,249	15,918
Construction of Seoul Combined units (#1,2)		395,603	761	387,722	31,150
Service of designing Shin-Boryeong units (#1,2)		121,163	521	120,668	888
Purchase of main machine for construction of Shin-Boryeong units (#1,2)		816,317	4,048	816,317	4,955
Purchase of furnace for construction of Shin-Seocheon thermal power plant		305,209	30,391	305,209	43,388
Purchase of turbine generator for construction of Shin-Seocheon thermal power plant		105,226	9,283	105,226	10,736
Electricity construction of Shin-Seocheon thermal power plant		265,957	27,456	231,196	87,874
Purchase of main machine for Jeju LNG combined		166,287	11,235	166,287	12,088
Service of designing Taean units (#9,10)		112,813	13,192	112,483	12,862
Purchase of gas turbine and turbine equipment of Gimpo combined heat & power plant		104,600	41,840	104,600	104,600
Purchase of Gimpo Thermal Combined Steam Turbine, HRSG and Power Block		210,900	147,630	—	—
Purchase of coal handling machine for construction of Samcheok units (#1,2)		284,497	29,060	282,927	42,785
Purchase of furnace main equipment for construction of Samcheok units (#1,2)		1,092,287	11,710	1,066,824	11,771
Purchase of turbine main equipment for Samcheok units (#1,2)		212,188	125	223,550	132
Purchase of main equipment for Namjeju		138,486	9,192	138,486	84,982

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

48.	Commitments for Expenditure, Continued

(2)	As of September 30, 2020, details of contracts for inventory purchase commitment are as follows:

The Group imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Group entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted quantity
Concentrate	2020 ~ 2030	32,435 Ton U3O8
Transformed	2020 ~ 2030	18,088 Ton U
Enrichment	2020 ~ 2030	17,667 Ton U
Molded (Light)	2020	756 Ton U
Molded (Medium)	2020	401 Ton U
Molded (Initial core)	2020 ~ 2023	415 Ton U

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

49.	Contingencies and Commitments

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of September 30, 2020 and December 31, 2019 are as follows:

In millions of won	September 30, 2020			December 31, 2019
	Number of cases	Claim amount		Number of cases	Claim amount
As the defendant	654	~~W~~	726,493	586	~~W~~	697,835
As the plaintiff	196		275,403	199		707,287

A group of plaintiffs (consisting of 2,167 individuals) filed a lawsuit against NSSC (Nuclear Safety and Security Commission) regarding NSSC’s approval on May 18, 2015 of extending the operation of Wolsong unit 1 nuclear power plant, and NSSC won the case during the nine-month period ended September 30, 2020. Also, Greenpeace and others filed an administrative litigation against NSSC requesting cancelation of the construction permit of Shin-Kori unit 5 and 6 in September 12, 2016 and lost the lawsuit in February 14, 2019. They appealed the case in March 18, 2019. The Group joined these litigations as a stakeholder after obtaining permission from the court.

As of September 30, 2020, in connection with Shin-Hanul unit 3 & 4, the Group has received communications from a vendor for costs incurred for the preliminary work of the main equipment and associated compensation due to the discontinuation of the construction. The Group does not believe that it has a present obligation to the vendor, and that it is probable that the Group will prevail if a lawsuit is filed against the Group. In addition, the Group cannot reliably estimate the potential economic outflow related to the obligation as of September 30, 2020.

The Group is the defendant against a number of claims. The following is potentially significant ongoing claims pertaining to the Group:

①

There is an ongoing claim against the Group from a group of plaintiffs (consisting of 3,910 individuals) regarding the contribution to plan assets and payment of retirement benefits. The Group recognized ~~W~~11,730 million as litigation provisions in relation to the lawsuit as of September 30, 2020.

②

There is an ongoing claim against the Group due to disagreements over contract details regarding the construction of the waste refinement power generation plant for Next Energy Co., Ltd., including commencement of commercial operation, however, the Group has not recognized any provision, as the outcome of the lawsuit and the related amount and timing of economic benefit outflow that the Group may be liable for cannot be reasonably estimated as of September 30, 2020.

③

There are multiple ongoing claims against the Group related to ordinary wages, requesting payment of unpaid wages. The Group believes that the possibility of the outflow of economic benefits is probable on the ongoing and the expected lawsuits. For this reason, the Group recognized ~~W~~11,786 million as litigation provisions in relation to the lawsuit as of September 30, 2020.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

49.	Contingencies and Commitments, Continued

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of September 30, 2020 and December 31, 2019 are as follows, continued:

In addition to the abovementioned significant ongoing claims, there are 10 arbitration cases pertaining to the Group as of September 30, 2020 and the significant arbitration cases for the nine-month period ended September 30, 2020 are as follows:

①

The Group has been accused of breach of contract in relation to ERP software, which is provided by SAP Korea Ltd. The litigation was filed in the International Court of Arbitration of the International Chamber of Commerce. The Group recognized ~~W~~1,056 million of litigation provision in relation to the lawsuit during the year ended December 31, 2019.

②

In relation to the electric power IT modernization project in Kerala, India, Enzen, a subcontractor, filed an arbitration against the Group to the Indian Council of Arbitration due to disagreements in the contract, but the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

③

Two companies including GE Energy Products France SNC filed an arbitration against the Group to Korea Commercial Arbitration Board regarding additional payment of construction costs, but the Group has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

(2)	Guarantees of payments and commitments provided to other companies as of September 30, 2020 are as follows:

①

The Group has outstanding borrowings with a limit of USD 275,600 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Group has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Group has provided payment guarantee up to USD 2,777 thousand, in case of construction delay or insufficient contract volume after commencement of the construction.

②

The Group has provided PT. Perusahaan Listrik Negara performance guarantee up to USD 2,293 thousand and investment guarantee up to USD 43,500 thousand to Mizuho bank and others in proportion to its ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

③

The Group has provided MUFG Bank, Ltd. (MUFG) borrowing guarantee up to USD 41,258 thousand in proportion to its ownership in the equity bridge loan guarantee with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

④

The Group has provided the Export-Import Bank of Korea, BNP Paribas and ING Bank guarantee of mutual investment of USD 2,192 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

⑤	The Group provides the DekaBank with an investment guarantee of EUR 13,800 thousand to Stavro Vind AB, to enter into a loan contract for the Sweden Wind Power (Stavro) construction operation project.

⑥

The Group has provided a guarantee to complete the construction of the waste refinement power generation plant of Next Energy Co., Ltd. (contract amount : ~~W~~14.7 billion) to the financial institution agents, thus the Group is liable to compensate the financial institution agents for any damages incurred in the event of incompletion of the construction. Also, the power generation guarantee agreement was concluded in connection with the consignment service for management and operations (the repayment period of the principal of the loan) after the completion of the construction. If the amount of power generated falls short of the contracted power generation amount, the Company will be liable to pay compensation for the shortage. The Group expected outflow of resources to be highly probable due to the guarantee provided to complete the construction. Hence, the Group recognized ~~W~~13,889 million as a provision (recognized as a variable consideration for the contract amount of the project).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

49.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions as of September 30, 2020 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Limited amount
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	1,895,500
Commitments on Bank-daylight overdraft	Nonghyup Bank	KRW	280,000
Limit amount available for CP	Hana Bank	KRW	1,150,000
Limit amount available for card	Hana Bank and others	KRW	47,104
	Banco de Oro	PHP	5,000
Loan limit	Kookmin Bank and others	KRW	1,657,613
	DBS Bank Ltd and others	USD	2,082,700
Certification of payment on payables from foreign country	Nonghyup Bank	USD	8,700
Certification of payment on L/C	Shinhan Bank and others	USD	921,934
	Shinhan Bank	JPY	714,901
	Hana Bank	SAR	68,054
Certification of Performance guarantee on contract	Seoul Guarantee Insurance and others	KRW	62,408
	First Abu Dhabi Bank and others	USD	728,796
	Korea Development Bank and others	JPY	637,495
	Hana Bank	EUR	4,065
	Hana Bank and others	INR	191,883
	Hana Bank	CAD	148
	Maybank	MYR	7,500
Certification of bidding	Hana Bank	USD	10,000
	Societe Generale	EUR	15
Advance payment bond, Warranty bond, Retention bond and others	Seoul Guarantee Insurance	KRW	44,047
	Export-Import Bank of Korea and others	USD	603,223
	Hana Bank	SAR	6,508
Others	Nonghyup Bank and others	KRW	589,493
	Export-Import Bank of Korea and others	USD	1,943,860
	Shinhan Bank	JPY	381,210
	Standard Chartered	AED	50
Inclusive credit	Hana Bank	KRW	8,000
	Hana Bank and others	USD	30,722
	Shinhan Bank	INR	70,028
Trade finance	BNP Paribas and others	USD	750,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

49.	Contingencies and Commitments, Continued

(4)	As of September 30, 2020, blank check and assets provided as collaterals or pledges to financial institutions by the Group are as follows:

In millions of won and thousands of foreign currencies
Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description
Mira Power Limited	International Finance Corporation and others	Property, plant and equipment and others	USD	275,600	Collateral for borrowings (*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	171,600	Collateral for borrowings (*2)
SE Green Energy Co., Ltd.	DB Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	149,500	Collateral for borrowings (*2)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents and others	KRW	327,800	Collateral for borrowings (*2)
Commerce and Industry Energy Co., Ltd.	IBK and others	Land, buildings, structures and machinery and others	KRW	110,500	Collateral for borrowings (*2)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents and others	KRW	396,120	Collateral for borrowings (*2)
Gyeongju Wind Power Co., Ltd.	Samsung Fire & Marine Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	110,240	Collateral for borrowings (*2)
Korea Offshore Wind Power Co., Ltd.	Woori Bank and others	Utility plant and others	KRW	293,400	Collateral for borrowings (*2)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	236,570	Collateral for borrowings (*1)
KST Electric Power Company	The Export – Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	401,277	Collateral for debt securities (*1)
Incheon Fuel Cell Co., Ltd.	Kookmin Bank and others	Cash and cash equivalents and others	KRW	276,960	Collateral for borrowings (*2)

(*1)	This is based on the amount of loan commitment limit.
(*2)	As of September 30, 2020, the Group has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.

The Group has ~~W~~1,197 million of project loans from Korea Energy Agency as of September 30, 2020. The Group has provided a blank check as repayment guarantee.

(5)

The Group temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~71,159 million as of September 30, 2020 to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~38 million and depreciation on the idle assets of ~~W~~4,916 million are recorded in other expenses for the nine-month period ended September 30, 2020. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Group is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of September 30, 2020.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

49.	Contingencies and Commitments, Continued

(6)

Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Group can exercise the property rights for the Group’s facility in the Gaeseong Industrial District as of September 30, 2020. The book value of facility is ~~W~~15,793 million and the amount of trade receivables related to the companies residing in Gaeseong industrial complex is ~~W~~2,911 million. The outcome of this event cannot be reasonably estimated as of September 30, 2020.

(7)

In connection with the electric power IT modernization project in Kerala, India, negotiations are underway due to disagreements in the contract regarding the existence and the scope of a warranty obligation. However, the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of September 30, 2020.

(8)

In connection with the consignment of management and operation project of the 54MW solar power plant in Hitachi Chuo, Japan, negotiations with the insurance company and other stakeholders are underway due to disagreements over the method of restoration and cost burden of the facilities damaged due to the typhoon. However, the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of September 30, 2020.

(9)

To prevent the spread of COVID-19, a variety of prevention and control measures, including movement restrictions, are being implemented worldwide, and as a result, the global economy is being affected extensively. In addition, various forms of government policies are being announced to cope with COVID-19. The Group was unable to reasonably estimate the impact of COVID-19 and the impact of the government support policies on the Group’s consolidated interim financial statements as of September 30, 2020, and the resulting effects have not been reflected in the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

50.	Business Combination

(1)	The details of business combinations that occurred for the year ended December 31, 2019 are as follows:

In millions of won
Company	Key operation activities	Date of merger	Transfer price
Eumseong Natural Gas Power Co., Ltd.	Power generation	2019.12.23	225,758

Eumseong Natural Gas Power Co., Ltd. was established in August 2019 by spin-off from Dangjin Eco Power Co., Ltd., and obtained the license for LNG combined power generation under the 8th Basic Plan for Long-Term Electricity Supply and Demand. Korea East-West Power Co., Ltd., a subsidiary of the Group, acquired 100% of its interest in Eumseong Natural Gas Power Co., Ltd. for stable power supply and profit generation through diversification of power sources, and merged with Eumseong Natural Gas Power Co., Ltd. on December 23, 2019.

(2)	Details of the transfer price at fair value given by the acquirer of the business combination for the year ended December 31, 2019 are as follows:

In millions of won
Type	Amounts
Cash and cash equivalents	~~W~~	166,700
Fair value of the shares owned before the acquisition		59,058

	~~W~~	225,758

(3)	The fair values of assets acquired and liabilities assumed through the business combination at the acquisition date for the year ended December 31, 2019 are as follows:

In millions of won
Type	Amounts
Fair value of the identifiable assets	~~W~~
Current assets
Cash and cash equivalents		2,389
Trade and other receivables		55
Non-current assets
Property, plant and equipment		54
Intangible assets		172,434
Other assets		60
Fair value of the identifiable liabilities
Current liabilities
Borrowings		(2,900)
Non-current liabilities
Deferred tax liabilities		(41,729)

	~~W~~	130,363

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

50.	Business Combination, Continued

(4)	Details of goodwill resulting from the business combination for the year ended December 31, 2019 are as follows:

In millions of won
Type	Amounts
Fair value of transfer price	~~W~~	225,758
Less: Fair value of the identifiable net assets		(130,363)

	~~W~~	95,395

Goodwill arose from the business combination due to the transfer price including the premium to obtain control paid in order to acquire Eumseong Natural Gas Power Co., Ltd. It also includes expectation of synergy effect and future growth in profits derived from business combination with LNG combined power generation project. These business rights can be separated from goodwill which satisfies the recognition requirements and thus the business rights have been recognized as a separate intangible asset.

On the contrary, the expected benefits such as direct fuel acquisition and reduce costs for O&M did not satisfy the recognition requirements for identifiable intangible assets and thus were not recognized separately from the goodwill.

(5)	Net cash outflows from the business combination for the year ended December 31, 2019 are as follows:

In millions of won
Type	Amounts
Cash paid for the acquisition	~~W~~	156,700
Less: Cash and cash equivalents received		(2,389)

	~~W~~	154,311

(6)

Fees for legal service, due diligence and others relating to the business combination amounted to ~~W~~24 million. The fees were excluded from the transfer price and recognized as selling and administrative expenses in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2019.

(7)

There is no sale or profit for the year included in the statement of comprehensive income (loss) for the year ended December 31, 2019, in relation to additional business launched by Eumseong Natural Gas Power Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

51.	Subsequent Events

Subsequent to September 30, 2020, KEPCO, Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., and Korea Southern Power Co., Ltd., issued a corporate bonds for funding debt repayment, facility investments, and operations as follows:

In millions of won
Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea Electric Power Corporation	# 1037	2020.11.04	2022.11.04	1.02	~~W~~	30,000
	# 1038	2020.11.04	2023.11.04	1.14		100,000
	# 1039	2020.11.04	2025.11.04	1.43		70,000
Korea Midland Power Co., Ltd.	# 59-1 corporate bond	2020.10.30	2023.10.30	1.20		50,000
	# 59-2 corporate bond	2020.10.30	2025.10.30	1.45		60,000
Korea Western Power Co., Ltd.	Corporate bond	2020.11.05	2022.11.05	1.00		60,000
	Corporate bond	2020.11.05	2025.11.05	1.42		10,000
	Corporate bond	2020.11.05	2050.11.05	1.76		80,000
Korea Southern Power Co., Ltd.	Unsecured public bond	2020.11.13	2022.11.11	1.04		110,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2020 and 2019 (Unaudited)

52.	Adjusted Operating Profit (Loss)

The operating profit (loss) in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with KIFRS included in this report differs from that in its consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Group’s results from operating activities as presented in the Group’s consolidated interim statements of comprehensive income (loss) prepared in accordance with KIFRS for each of the three and nine-month periods ended September 30, 2020 and 2019 to the operating profit or loss as presented in the Group’s consolidated interim statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB for each of the corresponding periods.

In millions of won	September 30, 2020			September 30, 2019
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Operating profit on consolidated interim statements of comprehensive income (loss)	~~W~~	2,332,205	3,152,569	1,239,266	310,726
Add
Other income
Reversal of other provisions		2,269	22,161	1,331	3,517
Reversal of other allowance for doubtful accounts		6,685	2,465	—	—
Gains on government grants		52	181	62	201
Gains on assets contributed		693	23,177	20	2,791
Gains on liabilities exempted		27	1,240	119	838
Compensation and reparations revenue		41,398	81,795	80,860	119,524
Revenue from research contracts		1,456	2,138	1,952	4,529
Rental income		49,431	145,884	47,150	141,201
Others		15,418	29,235	15,026	45,076
Other gains
Gains on disposal of property, plant and equipment		25,570	81,733	6,578	35,765
Gains on disposal of intangible assets		—	1,556	109	206
Reversal of impairment losses on property, plant and equipment		1,068	7,805	—	—
Gains on foreign currency translation		—	6,862	42,953	11,108
Gains on foreign currency transactions		11,785	34,937	13,129	30,295
Gains on insurance proceeds		3,124	8,789	4,199	4,212
Others		50,573	224,527	46,870	157,106
Deduct
Other expenses
Compensation and reparations expenses		(3,095)	(11,872)	(19)	(96)
Accretion expenses of other provisions		(590)	(704)	(2,601)	(2,984)
Depreciation expenses on investment properties		(360)	(1,095)	(380)	(4,671)
Depreciation expenses on idle assets		(1,640)	(4,916)	(1,634)	(4,906)
Other bad debt expense		—	(502)	(1,585)	(7,281)
Donations		(211,258)	(300,453)	(14,239)	(41,802)
Others		(4,949)	(12,325)	(7,108)	(16,964)
Other losses
Losses on disposal of property, plant and equipment		(36,251)	(55,504)	(16,540)	(43,287)
Losses on disposal of intangible assets		—	—	(28)	(28)
Impairment loss on property, plant and equipment		—	(9,162)	(7,467)	(37,152)
Impairment loss on intangible assets		—	(3,505)	(451,823)	(513,519)
Losses on foreign currency translation		(7,785)	(9,436)	—	(8,669)
Losses on foreign currency transactions		(5,965)	(37,591)	(14,609)	(43,524)
Others		(37,785)	(95,169)	(37,510)	(75,328)

Adjusted operating profit	~~W~~	2,232,076	3,284,820	944,081	66,884